Form 20-F/A
Rodinia Minerals Inc.
filed 2006-02-15
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934.

RODINIA MINERALS, INC.
 (Exact name of registrant as specified in its charter)

Province of British Columbia
(Jurisdiction of incorporation or organization)

595 Howe Street Suite 600,Vancouver, British Columbia, V6C 2T5
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common	Toronto Stock Exchange - Venture

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the Registration Statement. As of December 31, 2004, there were 5,541,995 common shares issued and outstanding. As at May 31, 2005, there were 7,750,676 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx        Item 18 ______

TABLE OF CONTENTS

Forward-looking Statements	page 3
Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources	page 3
Glossary of Mining Terms	page 3
Part I	page 8
Item 2. Offer Statistics and Expected Timetable	page 8
Item 3. Key Information	page 9
Item 4. Information on the Company	page 18
Item 5. Operating and Financial Review and Prospects	page 31
Item 6. Directors, Senior Management and Employees	page 37
Item 7. Major Shareholders and Related Party Transactions	page 45
Item 8. Financial Information	page 46
Item 9. The Offer and Listing	page 46
Item 10. Additional Information	page 47
Item 11. Quantitative and Qualitative Disclosures About Market Risk	page 66
Item 12. Description of Securities Other than Equity Securities	page 66
Part II	page 67
Part III	page 67
Item 17. Financial Statements	page 67
Item 18. Financial Statements	page 67
Item 19. Exhibits	page 81

Forward-looking Statements

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources

We advise U.S. investors that although the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

Glossary of Mining Terms

Archean
Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (ie: gold) contained within a sample. Technique usually involves firing/smelting.
Conglomerate
A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

Cratons	Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.
Development Stage
A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Dolomite Beds	Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.
Doré	unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold.
Dyke or Dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.
Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.
Fault
A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

Feldspathic	Said of a rock or other mineral aggregate containing feldspar.
Fold	a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage
Foliation	A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.
Formation	a distinct layer of sedimentary rock of similar composition.
Gabbro
A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

Geochemistry	the study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.
Geophysicist	one who studies the earth; in particular the physics of the solid earth, the atmosphere and the earth’s magnetosphere.
Geotechnical	the study of ground stability.
Gneiss
A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

Granitic	Pertaining to or composed of granite.
Heap Leach
a mineral processing method involving the crushing and stacking of an ore on an impermeable liner upon which solutions are sprayed that dissolve metals such as gold and copper; the solutions containing the metals are then collected and treated to recover the metals.

Intrusions	Masses of igneous rock that, while molten, were forced into or between other rocks.
Kimberlite	A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.
Lamproite	Dark-colored igneous rocks rich in potassium and magnesium.
Lithospere	The solid outer portion of the Earth.

Mantle	The zone of the Earth below the crust and above the core.
Mapped or Geological	the recording of geologic information such as the distribution and nature of rock
Mapping	units and the occurrence of structural features, mineral deposits, and fossil localities.
Metavolcanic	Said of partly metamorphosed volcanic rock.
Migmatite	A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.
Mineral	a naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.
Mineralization	a natural occurrence in rocks or soil of one or more metal yielding minerals.
Mineralized Material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.
Mining
Mining is the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Outcrop	that part of a geologic formation or structure that appears at the surface of the earth.
Pipes	Vertical conduits.
Plagioclase	Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.
Probable Reserve
The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production Stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Proterozoic
Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Reserve
The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Sedimentary	Formed by the deposition of sediment.
Shear	a form of strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact.
Sill	A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.
Strike	the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.
Strip	to remove overburden in order to expose ore.
Till
Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.
Vein	a thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.
Wall Rock	the rock adjacent to a vein.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management.

Walter Brooks, Director	63 years old	3502-750 Bay Street Toronto, ON. M5G 1N6

Donald Morrison President and Director	56 years old	4036 W. 12th Avenue Vancouver, BC. V6R2P3

Donald Mosher, Vice President Corporate Communications and Director	49 years old	1785 Ross Road North Vancouver, BC. V7J 1V8

Ken Thorsen, Vice President Exploration, Director	59 years old	1936 Eureka Avenue Port Coquitlam, BC. V3C 5P5

Jorge Avelino Secretary	55 years old	1107 Madore Avenue Coquitlam, BC. V3K 3C1

Robert Pirooz Director	Vancouver, B.C. Director (appointed Director June 10, 2005 AGM)

B. Advisers.

Not applicable

C. Auditors.

N.I. Cameron Inc.
Chartered Accountants
475 Howe Street, Suite 303
Vancouver, British Columbia

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information
A.	Selected financial data.

The selected financial data in the table below was compiled from our audited financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”).

	2004	2003	2002	2001	2000
Interest Revenue
Canadian GAAP	$1,035	$12	$14	$79	$329
United States GAAP	$1,035	$12	$14	$79	$329

Total Assets
Canadian GAAP	$456,618	$652	$2,315	$985,898	$1,676,842
United States GAPP	$82,337	$652	$2,315	$2,399	$18,585

Net (Loss)
Canadian GAAP	$(362,534)	$(154,427)	$(1,015,682)	$(657,964)	$(1,365,772)
United States GAAP	$(736,815)	$(154,427)	$(32,183)	$(47,886)	$(3,199,179)

Shareholders' Equity
Canadian GAAP	$181,863	$(41,638)	$(141,068)	$874,614	$1,443,828
United States GAAP	$(192,418)	$(41,638)	$(141,068)	$(108,885)	$(214,429)

Share Capital
Canadian GAAP	$13,179,357	$12,793,357	$12,613,357	$12,613,357	$12,408,982
United States GAPP	$13,179,357	$12,793,357	$12,613,357	$12,613,357	$12,408,982

Net (Loss) Per Share
Canadian GAAP	($0.08)	-$0.02	($0.08)	($0.06)	($0.13)
United States GAAP	($0.16)	($0.05)	$0.00	$0.00	($0.31)

Cash Provided
Canadian GAAP	$(93,697)	$(80,680)	(93,067)	(94,527)	(105,504)
United States GAAP	$(467,978)	$(80,680)	(26,585)	(32,973)	(195,616)

Investing Activity
Canadian GAAP	$(374,281)	-	$(66,482)	$(127,500)	$(90,112)
United States GAAP	-	-	-	-	-

Dividends Declared Per Share
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
United States GAAP	NIL	NIL	NIL	NIL	NIL

This data was derived from our audited financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected financial and operating information as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data for the years ended December 31, 2002, 2001 and 2000 have been extracted from audited financial statements not included herein.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “CAD $” or “Dollars” are to Canadian Dollars and references to “US $” or “U.S. Dollars” are to United States Dollars.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of United States dollars into Canadian dollars in effect at the end of the following periods, and the range of high and low exchange rates for such periods.

	Year Ended December 31,
Year	2004	2003	2002	2001	2000
Average for Period	1.2034	1.2923	1.5800	1.5925	1.4995

	Month Ended
Month		May	April	March	February	January	December
Year		2005	2005	2005	2005	2005	2004
Stock Price	High for Period	1.2703	1.2568	1.2463	1.2562	1.2422	1.2401
Stock Price	Low for Period	1.2373	1.2146	1.2027	1.2294	1.1982	1.1856

Rate of Currency Exchange

As of May 31, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.2512 (US $1.00 = CAD $1.2512).

B. Capitalization and indebtedness.

LOANS PAYABLE

	2004	2003
Unsecured bridge loan payable, due on demand	$-	$-
Unsecured loans payable, non-interest bearing,no specified terms of repayment	135,535	$675
	135,535	$675

The loans (CAD $151,800 - accepted by the TSX on October 19, 2004) are for a one year term, unsecured and non-interest bearing. The lenders have the right to convert their loans into units at a deemed value of CAD $0.30 per unit on the earlier of March 17, 2005 or the Company graduating to Tier-2 of the TSX Venture Exchange. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of CAD $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at CAD $14,025 is payable with respect to this transaction.

As of December 31, 2004, CAD $16,265 of the loan was classified as contributed surplus to recognize the value of the conversion feature of the loans.

AMENDMENT to Form- 20F: The inclusion of the table below is an amendment to the Company's Form 20-F, which details capitalization and indebtedness for the nine months ending September 30, for the fiscal year 2005.

LOANS PAYABLE

		2005	2004
Unsecured loans payable, non-interest bearing,		$-	$-
no specified terms of repayment		nil	135,535
	$	nil	135,535

Financings

In 2005, Rodinia initiated the following private placements, raising approximately CAD $4,932,500. The last of the three private placements was closed on January 10, 2006.

We plan to use the proceeds of the financing for general exploration expenditures on the Company’s Workman Creek property in Gila County, Arizona and working capital.

As at January 10, 2006, the Company was sufficiently funded to fulfill the terms of its option agreement with Cooper Minerals and complete its acquisition of 100% of the Workman Creek property in Gila County, Arizona. (for details pertaining to Rodinia’s option agreement with Cooper Minerals see “Terms of Rodinia’s Option Agreement with Cooper Minerals” below)

1. Private Placement of 2,000,000 Units March 9, 2005

On March 9, 2005, Rodinia announced that the Company completed a private placement.  The Company received gross proceeds of CAD $1,300,000 on the private placement of 2,000,000 units at a price of CAD $0.65 per unit through Haywood Securities Inc., the Agent.

Each unit (a “Unit”) consists of one common share of the Company and one-half transferable common share purchase warrant, each full warrant entitling the purchase of one common share of the Company at a price of CAD $0.80 per share in the first year and CAD $0.90 per share in the second year.

The Company paid a 7.5% fee by issuing 150,000 shares and non-transferable warrants to purchase up to 75,000 shares on the same terms as for the warrants included in the Units, and granted a non-transferable option to purchase up to 200,000 Units at a price of CAD $0.65 per Unit. The Company also paid a corporate finance fee of 30,000 Units.

Funds from the placement will be used to accelerate the exploration program on the Workman Creek Uranium Property, commence exploration on other recently staked properties in Gila County, Arizona, and for general working capital purposes.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement were subject to a hold period that expired July 3, 2005.

At the close of the above private placement, the Company also announced that, although the transaction (option agreement with Cooper Minerals) cannot close until the Company graduates to Tier 1 on the TSX Venture Exchange, the TSX Venture Exchange accepted for filing the previously announced transaction with Cooper Minerals Inc. in respect of the Workman Creek Uranium Project (see “Acquisition of Workman Creek Project” below).

2. Private Placement of 4,108,785 Units October 31, 2005

On October 31, 2005, Rodinia announced that it completed a previously announced private placement.  The Company received gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit, through Haywood Securities Inc. as Agent. Each unit (a “Unit”) consists of one share and one transferable warrant (a “Warrant”).

Each Warrant entitles the purchase of one share at a price of CAD $1.10 for a period of twelve (12) months subject to the Company’s right to accelerate the expiry date of the warrants if, at any time after December 27, 2005, its shares close above CAD $1.50 per share for 30 consecutive trading days (the “acceleration right”).

The Company paid a 6% commission by issuing 246,527 shares and non-transferable warrants to purchase up to an additional 246,527 shares at a price of CAD $1.10 for a period of twelve (12) months, subject to the acceleration right, and granted a non-transferable option to purchase up to 308,159 Units at a price of CAD $0.74 per Unit, each Unit consisting of one share and one non-transferable warrant entitling the purchase of one additional share on the same terms as for the Warrants included in the Units.  The Company also paid a corporate finance fee of 25,000 Units.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and working capital.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement are subject to a hold period expiring March 1, 2006.

3. Private Placement of 800,000 Units December 01, 2005

On December 01, 2005, the Company announced that it arranged a private placement consisting of 800,000 units at CAD $0.74 per unit. On January 10, 2006, the Company announced that it completed its previously announced private placement. The Company received gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. Each Unit consists of one common share and one whole transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of CAD $1.10 on or before January 3, 2007, subject to the Company’s right to accelerate the expiry date of the warrants if at any time after March 4, 2006 its shares close above CAD $1.50 per share for 30 consecutive trading days.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and for general working capital.

In accordance with the policies of the TSX Venture Exchange a commission applied to this transaction. The Company paid a commission of 70,135 Units.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

C. Reasons for the offer and use of proceeds.

Not Applicable

D. Risk factors.

Overview: General Considerations

Rodinia Minerals, Inc. is engaged in exploration activity for uranium. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which the combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a uranium deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of uranium, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. While the Company may obtain insurance against certain risks, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

Minerals exploration and development is an inherently risky enterprise. The success of Rodinia is critically dependent upon finding mineralized material.  Although the exploration work at Workman Creek conducted by Wyoming Mineral Corporation is encouraging, it is possible that the Company’s own exploration program will fail to locate sufficient resources to warrant further exploration.

If we don't find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.  Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, tonnage, grade, price, recoveries costs and other factors, concludes economic feasibility.

In addition, the economic viability of the project depends to a large extent on the continued strength of uranium prices. Uranium prices have historically been highly volatile and there can be no assurance that prices will be high enough to support the implementation of further development plans.

Whether a uranium deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as its size and grade; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

THE COMPANY HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

At December 31, 2004, the fiscal year end, the Company had accumulated CAD $13,271,386 in losses and had no revenue-producing operations. For the nine months ending September 30, 2005, the Company had accumulated $13,899,612 in losses and had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

AMENDMENT to Form- 20F: The inclusion of the paragraph below is an amendment to the Company's Form 20-F which discusses the Company’s financial position following the completion of private placements in 2005 and in January of 2006.

We have sufficient capital on hand to finance our operations (approximately CAD $5,000,000 - see “Recently Completed Financings” below), including our planned exploration program, for the coming eighteen months.

Our limited capital resources raise substantial doubt over the long-term (beyond the next eighteen months) about our ability to continue as a going concern, in the event that we fail to raise additional capital to finance our ongoing operations, project acquisitions and exploration programs.

Additional Risks

WE MAY RAISE ADDITIONAL CAPITAL AND, THEREBY, FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

In the event that we initiate additional exploration work beyond that which the Company has planned for the Workman Creek project (additional phases beyond Phase 1 and Phase 2), we may need to raise additional capital by issuing additional shares of common stock, thereby increasing the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected.

To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

After Rodinia graduates from its current listing on Tier 2 of the TSX Venture Exchange to a Tier 1 listing on the Exchange, the Company is required to make a further payment of 2.5 million shares and 1.5 million warrants. The strike price of the warrants will also be set when payment is made. The 2.5 million shares and the warrants will increase the Company’s outstanding capital by as much as 4 million shares in total, pending the date or dates of execution for the warrants, and whether all of the warrants are executed.

OUR STOCK OPTION PLAN MAY FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

A Stock Option Plan, which was approved by the Company’s shareholders at the Annual General Meeting on July 29, 2003, may have the material effect of diluting the interests of Stockholders. The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. The Company implemented a rolling stock option plan whereby a maximum of 10% of the issued shares are reserved for issuance under the plan. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at December 31, 2004, all options were fully vested. At Rodinia’s annual general meeting in June, 2005, shareholders approved a new plan which provides for a fixed 20% of the Company’s issued and outstanding share capital to be set aside for incentive stock options. The new plan is subject to TSX acceptance. Our stock option plan could have the effect of diluting the number of shares issued, and stockholder interests, by as much as 10% of the total issued and outstanding shares when and if stock options are exercised.

WE ARE SENSITIVE TO URANIUM PRICE FLUCTUATIONS. THE PRICE OF URANIUM IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

Uranium prices are subject to fluctuation. The prices for uranium have been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of uranium include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. Price volatility and downward price pressure, which can lead to lower prices for uranium, could have a material adverse effect on the costs or the viability of our projects.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

MINERAL EXPLORATION AND PROSPECTING FOR URANIUM IS HIGHLY COMPETITIVE AND SPECULATIVE.

The process of mineral exploration and prospecting for uranium is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for uranium deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire new projects. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE SOME MEMBERS OF OUR MANAGEMENT TEAM DO NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

Mr. Don Morrison, our President and a Director of the Company, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. Some members of our management team lack technical training and experience with exploring for, starting, and operating a mine. With no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

WE HAVE A LIMITED OPERATING HISTORY.

The Company has a limited history of operations. As a result of our brief operating history and limited activities in uranium exploration activities, our success to date in entering into ventures to acquire interests in exploration blocks may not be indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our uranium exploration and development activities. Any future significant growth in our uranium exploration and development activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

WE ARE DEPENDENT ON KEY PERSONNEL.

The Company's success will largely rely on the efforts and abilities of certain key employees. Certain of these individuals have significant experience in the uranium and radioactive waste recycle/disposal industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such key employees will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS A UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

Uranium mining is regulated by the federal government, states and, where conducted in Indian Country, by Indian tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities. An environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is also a part of the overall operating costs of a mining company.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

MINING AND EXPLORATION ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY STATE AND FEDERAL GOVERNMENTS. FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS IN A PARTICULAR PERIOD OR ITS LONG-TERM BUSINESS PROSPECTS.

Mining and exploration activities, particularly uranium mining and milling in the United States, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could materially adversely affect the Company's results of operations in a particular period or its long-term business prospects.

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former CIS and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium ("HEU") into the United States.

WE FACE A POSSIBILITY OF CURRENCY/EXCHANGE RATE RISK.

The Company anticipates most of the revenue to be earned in U.S. dollars; however, some costs are expected to be incurred and paid in Canadian dollars.  Exchange rate fluctuations could have an adverse effect on the Company’s financial position.

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them.

Item 4. Information on the Company

Incorporation

Rodinia Minerals, Inc. (the “Company”) was incorporated on April 14, 1986, under the laws of the Province of British Columbia under the name “Western Premium Resource Corp.”

On June 13, 1997, the Company changed its name to “Zodiac Exploration Corp.”

On December 17, 1998, the Company changed its name to “Donnybrook Resources, Inc.”

On August 12, 2003, the Company consolidated its shares on a 5 old shares to 1 new share basis.

The Company’s wholly-owned subsidiary Donnybrook Platinum Resources Inc. was incorporated in the State of Wyoming, U.S.A. on December 15, 1999.

Corporate Information

The Company’s business address and executive offices are located at Suite 600 - 580 Hornby Street Vancouver, BC V6C 3B6.

The Company’s telephone number is 604 518-8294 and the Company’s fax number is 604 688-9611.

The Company’s registered office for service in Canada is located at Suite 600 - 580 Hornby Street Vancouver, BC V6C 3B6.

B. Business Overview

Rodinia Minerals Inc. (“Rodinia”, the “Company”) is a Canadian junior exploration company incorporated in British Columbia. The Company is currently listed on Tier 2 of the TSX Venture Exchange (TSX-V) under the symbol “RM”. Rodinia focuses on the exploration and development of uranium properties. Rodinia’s primary exploration target, the Workman Creek Project in Gila County, Arizona, was acquired on December 31, 2004.

Rodinia is sufficiently funded to complete its planned exploration program at Workman Creek over the coming eighteen months (Phase 1, now complete; and, Phase 2, currently underway). The Company had CAD $310,650 in cash on its balance sheet as of September 30, 2004. This cash position was augmented by the completion of a CAD $1.3 million private placement that we announced on March 9, 2005. On October 31, 2005, we completed a separate and subsequent private placement, receiving gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit. On January 10, 2006, the Company completed a financing for gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. With approximately CAD $5,000,000 on hand (as at January, 16, 2005), management is confident that the Company has sufficient capital (cash on hand) to finance the exploration program that it has commenced at Workman Creek.

Past Projects and Operations

By agreement dated December 15, 1999 and subsequently amended, the Company acquired a 100% interest in the North Rock Property that consisted of 6 mineral claims located in the Kenora Mining District, Province of Ontario and 14 mineral claims located in the State of Wyoming, United States of America.

Disposition of North Rock Property and Wyoming Property

On May 14, 2002, the Company entered into an agreement to sell the three properties in Wyoming, USA and will retain a 1% N.S.R. The Company received CAD $65,091 (US$42,487) to close this transaction. In December 2002, the Company decided to write-off the remaining deferred acquisition and exploration costs related to the North Rock Property. During that year, the results received on the property were not viable enough to warrant further expenses. The Company allowed the lease on the property to expire, which automatically terminated the agreement.

The following table details the acquisition and exploration costs for the Company‘s North Rock, Ontario, and Wyoming properties, which it sold and/or wrote off in the 2002 fiscal year.

Exploration expenditures	2002

North Rock Property
Acquisition costs	875,000.00
Geological	23,390.00
Field work	4,770.00
Travel & others	1,848.00
Staking	18,400.00
Recovery of costs	(6,391.00)
Write down of resource property	(917,017.00)

Wyoming Property
Acquisition costs	625,000.00
Claims registration and staking	60,660.00
Geological	24,374.00
Travel	4,620.00
Equipment rental & surveying	2,550.00
Miscellaneous	5,277.00
Supplies	1,368.00
Recovery of acquisition costs	(190,091.00)
Write down of resource property	(533,758.00)

Overview of Current Operations: Workman Creek Project

On November 5, 2004, the Company entered into an option agreement to acquire a mineral property in Arizona. The Letter of Intent with Cooper Minerals, Inc. (“Cooper”) outlined a formal option agreement to provide for the acquisition by Rodinia, through its wholly owned subsidiary, Donnybrook Platinum Resources Inc, a Wyoming corporation (“DPRI), of a 100% interest in the Workman Creek Property subject to a 3% Net Smelter Return royalty.

The Workman Creek Property consists of 33 un-patented lode claims that cover the two contiguous claim areas known as Workman North (17 claims) and Workman South (16 claims), which comprise the area that the Company generally refers to as the “Workman Creek property” or the “Workman Creek project”.

The Workman Creek Project is part of the larger Dripping Spring uranium deposit, which was discovered in 1950 and was heavily worked until the early 1980s, when collapsing uranium prices made production in the area economically unfeasible. From a geological perspective, the Workman North and Workman South deposits appear to be parts of the same deposit, which was eroded down the center.

As part of the Option Agreement, Rodinia also acquires a database compiled by Westinghouse Electric Corporation (“Westinghouse”) on the Dripping Springs geological uranium bearing unit (an area that hosts a geological formation that is recognized as potentially uranium bearing), in Gila County, Arizona. The database, which was compiled from Wyoming Mineral’s work at Workman Creek in the late 1970’s, included information from 432 holes that Wyoming minerals had drilled, geological mapping, geochemistry, metallurgical testing, a mining plan, and a feasibility report completed by Dravos Engineers and Contractors (“Dravos”) that was commissioned by Cooper for a total estimated cost of US $10 million at that time. (See “Exploration History at Workman Creek” below for greater detail)

Terms of Rodinia’s Option Agreement with Cooper Minerals

On November 5, 2004, Rodinia entered into an Option Agreement with Cooper Minerals Inc. (“Cooper”), a Nevada based company, to acquire a 100% right, title and interest in, subject to a 3% Net Smelter Return royalty, 33 unpatented mining claims in the Workman Creek property located in Gila County, Arizona, held by Cooper Minerals Inc. (see Exhibit 6 for an example of Rodinia’s Option Agreement with Cooper Minerals Inc.)

To successfully meet the terms of the option agreement with Cooper, Rodinia must satisfy the following requirements:

(1)	the Company graduates from its current Tier 2 listing to a Tier 1 listing on the TSX Venture Exchange

(2)	the Company pays US $135,000 upfront (completed)

(3)
the Company expends US $2,000,000 on exploration over 4 years (C $2,406,000 at the time the option was agreed upon by both parties); the Company issues 2.5 million of its shares and issues 1.5 million non-transferable share purchase warrants entitling the purchase of up to 1.5 million of its shares for five years.  (The strike price of the warrants will be set when Rodinia graduates to a Tier 1 listing. Note: Although the Company was required to pay C $135,000 up front, further payment of 2.5 million shares and 1.5 million warrants is not required until Rodinia graduates from its current listing on the Tier 2 of the TSX Venture Exchange to the Tier 1 of the TSX Venture Exchange, at which time the strike price of the warrants will be set.)

(4)
Completion of the acquisition of the claims from Cooper cannot occur until the shares and warrants, as outlined in requirement #4 above, are issued. When issued, the warrants will be exercisable at a price equal to the greater of (1) $0.01 in excess of the closing price of the Company’s shares on the TSX Venture Exchange on the day prior to the announcement of the acquisition of the claims from Cooper and (2) the price of any financing completed by the Company concurrent with the completion of the acquisition of the claims from Cooper.

A Finder’s Fee of 227,000 shares was paid, which was within the maximum amount permitted under the policies of the TSX Venture Exchange.

Overview: TSX-V Listing Requirements for a Mining Issuer - Tier 2 & Tier 1

The TSX Venture Exchange offers companies a listing system that is consists of Tier 2 and Tier 1 listed categories. Each tier has specific minimum listing requirements based on a company’s performance, resources and stage of development. Each tier establishes financial, operations and management criteria (corporate governance structures) for companies that operating within different industry sectors.

Tier 2 is for early-stage companies. This segment of the venture market includes companies from all industry sectors. Most TSX Venture Exchange listed companies are Tier 2 companies.

A mining Issuer seeking a listing in Tier 2 must satisfy all of the criteria below (criterion that Rodinia has satisfied):

(a)	hold a Significant Interest in a Qualifying Property or, at the discretion of the Exchange, hold rights to earn a Significant Interest in the Qualifying Property. An Issuer holding less than a Significant Interest in a Qualifying Property, may, on an exception basis, be considered to satisfy this criterion, taking into account factors such as the program size, quality and stage of property advancement, market support and joint venture partners;

(b)	a minimum of $100,000 in exploration and development costs have been spent on the Qualifying Property by the applicant Issuer in the last 3 years or sufficient expenditures incurred, such that the Qualifying Property is a Tier 1 Property;

(d)	adequate Working Capital which includes adequate funds:

(i)	to conduct the recommended work program;
(ii)	to satisfy general and administrative expenses for at least 12 months;
(iii)	to maintain the Qualifying Property and all Principal Properties in good standing for at least 12 months; and
(iv)	at least $100,000 in unallocated funds.

The following tables summarize the Tier 2 Minimum Listing Requirements:

Tier 2 Minimum Listing Requirements Mining Issuers (as at September 28, 2005)
Minimum Listing Requirements	Mining Issuers
Net Tangible Assets	No requirement
Property or Reserves	Significant Interest in a Qualifying Property or at the discretion of the Exchange, hold rights to earn a Significant Interest in the Qualifying Property

Prior Expenditures	$100,000 on the Qualifying Property in last 3 years by applicant issuer or sufficient expenditures incurred such that the property is a Tier 1 Property
Recommended Work Program	$200,000 on the Qualifying Property as recommended by Geological Report

Working Capital and Financial Resources
Adequate Working Capital and Financial Resources including: Work program + 12 mos. G&A(1) + 12 mos. property payments to keep Qualifying Property and “Principal Properties” in good standing +$100,000 unallocated

Earnings or Revenue	No requirement
Distribution, Market Capitalization and Float
500,000 public free trading shares

$500,000 held by Public Shareholders

200 Public Shareholders with a Board Lot and no Resale Restrictions

10% Public Float

20% of issued and outstanding shares in the hands of Public Shareholder

Other Criteria	Geological Report recommending completion of work program Sponsor Report may be required

Rodinia Attains a Tier 2 listing on the TSX Venture Exchange

Rodinia has fulfilled all of the requirements for Tier 2 status listed above and has, at present, a Tier 2 listing on the TSX-V.

We graduated to Tier 2 after earning the TSX-Venture Exchange’s approval following the Company’s reactivation application for its Workman Creek Uranium Property in Gila County, Arizona. -- a development that expedited our graduation to Tier 2 status. (To clarify, the NEX is a trading forum for listed companies that have fallen below the TSX Venture Exchange's ongoing listing standards.) Following the transition from the NEX to the TSX Venture Exchange, the trading symbol for the Company changed from RM.H to RM.

Subsequent to signing the Letter of Intent with Cooper Minerals, we completed a private placement for CAD $1,300,000 (announced November 24, 2005 and completed March 09, 2005) also secured Rodinia’s graduation to a Tier 2 listing on the TSX-V. (For details of the CAD $1.3 million private placement see “Recently Completed Financing” above.)

Tier 1 status and the criteria Rodinia must meet to obtain Tier 1 status:

At present, we are a Tier 2 TSX-V listed Company. We are currently working to obtain a Tier 1 TSX-V listing.

Tier 1 is for senior companies with the most significant resources. Tier 1 issuers have fewer filing requirements. Tier 1 is the TSX Venture Exchange’s premier tier and is reserved for the Exchange’s most advanced Issuers with the most significant financial resources. Companies may apply to move from Tier 2 to Tier 1 once they meet Tier 1 minimum listing requirements (See “Minimum Listing Requirements for a Mining Issuer for Tier 1” below) . Conversely, Tier 1 companies will be moved to Tier 2 if they can't maintain Tier 1 requirements.

All Tier 2 and Tier 1 companies must:

•	meet TSX Venture Exchange listing requirements, including requirements relating to directors, officers and a corporate governance structures

•	be sponsored by a TSX Venture member firm

•	submit all necessary agreements and documentation

Minimum Listing Requirements for a Mining Issuer for Tier 1

A mining Issuer seeking a listing in Tier 1 must satisfy all of the criteria below:

(a)	Net Tangible Assets of at least $2,000,000

(b)	a material interest in a Tier 1 Property;

(c)	the property is subject to:
(i)	a Geological Report recommending a minimum $500,000 work program on the Tier 1 Property;
(ii)	a positive feasibility study prepared by an independent qualified person; or
(iii)	production levels indicate a reasonable likelihood of generating positive cash flow from ongoing operations; and

(d)	adequate Working Capital and Financial Resources which includes adequate funds:
(i)	to conduct the recommended work program;
(ii)	to satisfy general and administrative expenses for at least 18 months;
(iii)	to maintain the Tier 1 Property and all Principal Properties in good standing for at least 18 months (available funds will be spent in the next 18 months); and
(iv)	at least $100,000 in unallocated funds;

The following tables summarize Tier 1 Minimum Listing Requirements:

Tier 1 Minimum Listing Requirements Mining Issuers (as at September 28, 2005)
Net Tangible Assets	$2,000,000

Property or Reserves	Material Interest in a Tier 1 Property

Prior Expenditures	No requirement

Recommended Work Program	$500,000 on the Tier 1 Property (as recommended by Geological Report)

Working Capital and Financial Resources	Adequate for: Work program + 18 mos. G&A(1) + 18 mos. property payments to keep Tier 1 Property and Exploration “Principal Properties” in good standing +$100,000 unallocated

Earnings or Revenue	No requirement

Distribution, Market Capitalization and Float
$1,000,000 held by Public Shareholders

1,000,000 free trading public shares

200 Public Shareholders with a Board Lot and no Resale Restrictions

10% Public Float

20% of issued and outstanding shares in the hands of Public Shareholders

Other Criteria	Geological Report recommending completion of work program or positive feasibility study or production levels exhibiting a likelihood of positive cash flow Sponsor Report may be required

With reference to the above tables outlining Tier 2 and Tier 1 listing requirements:

(1) “G&A” means general and administrative expenses. (2) “principal properties” means any other properties of the Issuer in respect of which 20% or more of the available funds will be spent in the next 18 months (3) “advanced exploration property” refers to one on which a zone of mineralization has been demonstrated in three dimensions with reasonable continuity indicated. The mineralization identified has economically interesting grades. (4) A company must hold or have the right to earn and maintain a 50% interest in the qualifying property. Companies holding less than a 50% interest, will be considered on a case-by-case basis looking at program size, stage of advancement of the property and strategic alliances. (5) “Tier I Property” means a property that has substantial geological merit and is: (i) a property in which the Issuer holds a material interest and; (ii) a property on which previous exploration, including detailed surface geological, geophysical and/or geochemical surveying and at least an initial phase of drilling or other detailed sampling (such as trench or underground opening sampling), has been completed and; (iii) an independent Geological Report recommends a minimum $500,000 Phase 1 drilling (or other form of detailed sampling) program based on the merits of previous exploration results; or an independent, positive, feasibility study demonstrates that the property is capable of generating positive cash flow from ongoing operations.

Status of Rodinia’s Compliance with Tier 1 Listing Requirements

At present, we are anticipating the completion of a resource re-classification (NI #43-101 compliant) which is required by the TSX Venture Exchange to be compliant with Tier 1 listing  criteria.

The Company anticipates that the resource re-classification will be completed in February 2006 or earlier. Once the resource re-classification has been completed, we can apply for Tier 1 status.

To complete our 100% acquisition of the Workman Creek property, as outlined in its option agreement with Cooper Minerals, we must gain Tier 1 listing status on the TSX-V. To reiterate, when we gain a Tier 1 listing, we are obligated to issue 1.5 million non-transferable share purchase warrants that entitle the purchase of up to 1.5 million of our Company’s shares for five years. With the issue of the 1.5 million warrants, we will fulfill the option agreement. (In other words, we must obtain a Tier 1 listing to be able to issue the 5 year warrants -- a requirement of the option agreement -- to successfully complete our 100% acquisition of the Workman Creek property.)

For further information on TSX-V policies and guidelines see:

•	www.tsx.com/en/aboutUs/CADx/

•	www.tsx.com/en/pdf/TSXandTSXVenture_MiningListingRequirements.pdf

Resource Properties Expeditures At Workman Creek up to September 30, 2005
(All figures are in Canadian dollars):

	30 - Sept	31 - Dec
	2005	2004
Cooper Property (Workman Creek Project $CAD)
Property acquisition	$85,000	$-
Property deposit	41,162	42,500
Advanced Royalty	30,283	-
Assays	5,134	-
Claims	68,978	39,334
Consulting	212,494	56,705
Equipment rental	77,048	34,398
Field expenses	60,712	1,263
General and administration	69,665	16,625
Reports and maps	12,712	12,712
Site visits	15,824	6,088
Staking program	164,656	164,656
Total Resource Properties	$843,668	$374,281

During this quarter, the Company also advanced $92,613 to stake 200 claims in the Mormon Lake (Utah) area.

Exploration History at Workman Creek

In 1955 the United States Atomic Energy Commission conducted an airborne radiometric survey over Gila County and discovered 20 radiometric anomalies. The discovery prompted a staking rush in the area, which resulted in the discovery of 46 known uranium deposits. However, exploration activity in the area was completely shut down until the late 1970’s following a decline in the price of uranium. When uranium prices had declined and the cost to acquire property was lower, Wyoming Mineral Corporation, a wholly owned subsidiary of Westinghouse, blanket staked the area and embarked on an intensive exploration and development program. This program identified the Workman Creek Uranium Property, which became the primary focus of Wyoming Mineral’s exploration program.

Wyoming Mineral’s work at Workman Creek in the late 1970’s included 432 holes, geological mapping, geochemistry, metallurgical testing, designing a mining plan, and the commission of Dravos Engineers and Contractors (“Dravos”) to complete a feasibility report at a total estimated cost of US$10 Million. The exploration work conducted by Westinghouse (Wyoming Mineral) was concentrated on or around the Workman Creek Uranium Property and by the time they abandoned the property in 1981 - due to the collapse of uranium prices -- little exploration work had been performed on other targets.

Dravos completed the feasibility study in 1980. The data compiled from this study became part of an extensive database, which Cooper Minerals owned. With the acquisition of the Workman Creek property from Cooper Minerals, Rodinia acquired the database that was compiled from the exploration work conducted by Wyoming Mineral (outlined above) and from the Dravos feasibility report, which Wyoming Mineral commissioned on the property.

We believe that the extensive Westinghouse database could facilitate the acceleration of our exploration program, and achieve cost savings that may not otherwise be realized in the absence of such a database, because the database enables us to better define potential exploration targets.

Rodinia has also acquired data pertaining to a regional geochemical program and an airborne radiometric survey that identified eight mineralized areas outside of the Workman Creek area covered by the Wyoming Mineral database. In the event that management decides to expand the exploration program at Workman Creek, we plan to explore these eight additional mineralized areas, which lie just outside of the area covered by the Wyoming Mineral database.

Technical Report on Workman Creek

Rodinia commissioned Joe Montgomery PhD., a Qualified Person, to author a report conforming to NI #43-101 standards, to assess mineral grade estimates at Workman Creek. Now that the technical report is complete and filed on SEDAR, Rodinia will use it, in part, to address their application for a Tier 1 listing on the TSX-V.

In the technical report, Dr. Montgomery, the Qualified Person, noted:

“None of the historical estimates of tonnage and grade of the Workman Creek uranium deposit comply with NI #43-101 regulations, since they were made long before the implementation of the instrument. The estimates are relevant only for their historical interest and as an indication of uranium mineralization of interest in place. These calculations although believed to be reliable, are historical and do not comply with NI #43-101 standards because they do not meet CIM definitions or use CIM terminology. It is likely that the estimates would fall into the category of indicated mineral resource as set out in NI #43-101.”

Conclusions of the Technical Report

1. The work done on the Workman Creek claims in 1978-80 has shown the presence of a uranium ore-body under the conditions which prevailed at that time.

2. The North Workman Creek and South Workman Creek deposits appear to be parts of the same deposit which was eroded down the centre.

3. The mineralization outcrops on the sides of steep canyon walls thus creating a possibility for some open pit mining.

4. From this preliminary study of the huge WMR database, it appears certain that there is a large body of low grade uranium mineralization present and that additional exploration is warranted and will probably increase the resource and provide additional data which will be of benefit in designing mining methods and refining grade estimate.

5. Many of the drill holes are vertical in spite of the observation that mineralization occurs in both sub-vertical veins and sub-horizontal bedding planes. However, angled drill holes, when compared with vertical holes did not result in an improvement in grade.

6. A two phase program of continued exploration and development is recommended. The first phase consists of a compilation and evaluation of the immense Wyoming Mineral Corporation database; twinning of several holes to confirm grade and nature of mineralization; a comparison of radiometric and chemical analyses; and staking of additional claims.

Phase 2, which is dependent on the results of Phase 1, consists of a detailed geological study, calculation of an ore reserve estimate to determine more precisely the extent and quality of uranium mineralization, preliminary work on newly-staked ground, additional metallurgical tests including those for In Situ and heap leaching, and completion of a new preliminary feasibility study. Ore reserve estimates should be recast to conform to NI #43-101 standards; additional metallurgical tests should be made with some consideration given to solution mining in situ; a feasibility assessment should also be made.

In the technical report, Dr. Montgomery describes the Workman Creek Uranium Property as:

“…stratiform and lying within the Dripping Spring Quartzite, a unit of the Upper Precambrian Apache Group. Mineralization is present mainly in the upper siltstone member of the Dripping Spring Quartzite. This uranium bearing unit is in excess of ten miles in length. Controls of mineralization aside from the stratigraphic control, are north-trending faults and monoclinal folding and contact with a complex system of dykes and sills.” Dr. Montgomery also noted that the resource is open on two sides and believes that further exploration could expand it. Rodinia has staked additional ground around the known deposit. (see Exhibit 7 for a glossary of mining terms.)

Exploration Plan: Phase 1 and Phase 2 Exploration at Workman Creek as Outlined in Dr. Montgomery’s Technical Report

As recommended by Dr. Montgomery in the technical report, our initial plan of operation is based on a staged exploration program at Workman Creek that is comprised of two phases. Our proposed exploration program is designed to explore for uranium potential on the Workman Creek mineral claims. We are an exploration stage company and we cannot assure you that a commercially viable mineral deposit exists on our mineral claims.

The technical report prepared Dr. Montgomery for the Workman Creek project outlines a two-stage exploration and development program. With the successful completion of two private placements, which raised CAD $1.3 million (completed March 09, 2005) and CAD $3.04 million (completed October 31, 2005), the Company raised the funding required to execute Phase 1 and Phase 2 of the Company’s exploration program at Workman Creek as recommended by Dr. Montgomery’s technical report.

Phase 1, which is now complete, consisted of compilation and evaluation of the immense Wyoming Mineral Corporation database (compiled during the period 1978 to 1980); twinning of several holes to confirm grade and nature of mineralization; a comparison of radiometric and chemical analyses; and additional claim staking.

We plan to use the data from Phase 1 to compile a resource reclassification, which we will then use to apply for a Tier 1 listing on the Toronto Venture Exchange.

Phase 2 of the proposed program is a much more extensive and detailed exploration phase. Phase 2 will determine the extent and quality of uranium mineralization. An evaluation of the ore body will be conducted to determine if in situ leaching is feasible. From there a preliminary feasibility study could be completed.

Phase 2 of the project is expected to take about six months to complete at an estimated cost of US $550,000.

Total cost for Phase 1 and Phase 2 is estimated to cost US $800,000.

The Company has started to work on Phase 2, but has not yet completed this stage of their exploration program.

Lucky Boy Mine - Uranium Project

On March 21, 2005 the Company was granted an option by Golden Patriot, Corp., a Nevada based company (“Golden Patriot”), to acquire up to a 40% interest in the Lucky Boy uranium project, once Golden Patriot has earned into the Project. The Lucky Boy Uranium Project consists of 14 Bureau of Land Management (BLM) claims and an 80-acre State Lease contiguous to the claims, located in Gila County, Arizona. By agreeing to option an interest, Rodinia is not obligated to participate in the project. Rodinia will only participate in the project on the recommendation of the Company’s (its own) geologist, in the event that Golden Patriot meets its commitments at Lucky Boy and the results from completes its exploration program warrant further work.

The Company can exercise its back-in right in respect of the Lucky Boy Uranium Project at any time after an aggregate US$500,000 has been spent on the Project and Golden Patriot has thereby earned a 60% interest in it, and until 30 days after the Company receives notice that an aggregate US$1,000,000 has been spent on the Project and Golden Patriot has thereby earned its100% interest. Golden Patriot’s interest in the Lucky Boy Uranium Project is subject to a 3% Yellow Cake Royalty.

Status of work to be commenced by Golden Patriot: Rodinia does not have to make any decisions on, or make any financial commitment related to, its option at Lucky Boy until after Golden Patriot has completed its four year work program on the property. As of January 10th, 2006, Golden Patriot is in year one of a four year work program. As such, Rodinia has no financial commitment to, or obligation to explore, the property for the next three and a half years. Rodinia will base its decision on recommendations that follow its assessment of Golden Patriot’s results.

The Lucky Boy Uranium Project is at the site of the old Lucky Boy mine. In the 1950s, the Lucky Boy mine, using heap leaching and ion exchange recovery, produced about 5,000,000 pounds of uranium ore. The mine was shut down until the late ‘70’s, as it became unprofitable in the wake of declining uranium prices. In 1978, the mine was re-opened and produced uranium for about two years, until it was shut down again, again falling victim to declining uranium prices. (for greater detail, see Item 10, C. “Material Contracts”.)

Amendment: Subsequent Acquisitions

Option and Joint Venture Agreement: On November 4, 2005, the Company announced that it had negotiated the terms of an option and joint venture agreement with Patriot Power Corp., a private Nevada corporation, (“Patriot”) pursuant to which Patriot can acquire from the Company a 60% interest in 209 recently staked unpatented lode mining claims located in Arizona (the “209 Claims”). Patriot will acquire its 60% interest in the 209 Claims upon Patriot exercising an option (the “Patriot Option”) it holds to acquire a 100% interest, subject to Yellowcake Royalties totaling 3%, in 21 unpatented lode mining claims (the “Lake Claims”). The 209 Claims surround the Lake Claims. Upon the exercise by Patriot of the Patriot Option, the terms of the option and joint venture agreement provide that the Company will then hold a 40% joint venture interest in all 230 claims, subject to the Yellowcake Royalties totaling 3%. To exercise the Patriot Option, Patriot must pay US$1,300,000, issue 2,500,000 shares and 1,000,000 share purchase warrants and expend not less than an aggregate US$3,500,000 on exploration over four years. Under the terms of the option and joint venture agreement with the Company, Patriot is obliged to maintain the 209 Claims in good standing and is granted the right to conduct exploration and development work on them.

Overview of the Uranium Industry

Uranium occurs as uranium oxide in minerals such as pitchblende. Some of the world's richest uranium deposits occur in the Athabasca Basin of northern Saskatchewan and are contained in unconformities (breaks in the geological record) between Archean aged basement rocks (very old rocks) and younger, Proterozoic aged sedimentary layers at depths of less than 1,640 feet. Major faults near the unconformities are also important features enhancing the chance for discovery.

Uranium is an unusual metal compared to base and precious metals in that its value has really only been recognized in the past 60 years. Uranium ore is the basic resource for the production of electrical energy through nuclear power. Commercial nuclear power generation is a technology that has become mature and well understood. The industry began to see increased commercial demand for uranium in 1973, partially concurrent with an “energy crisis” that caused a sharp rise in crude oil prices at the time. In response, many countries began development of nuclear power programs as an alternative to fossil fuels for electricity generation. As of September 1997, there were approximately 439 commercial nuclear reactors operating in more than 30 countries, producing about 17% of the world's electricity.

The United Nations has predicted that the world's population will grow from the present 5.5 billion to 8.5 billion in the next 27 years and the demand for electricity is expected to double by 2020. Nuclear power joins hydroelectric power as the only proven greenhouse gas free technology capable of meeting the large-scale electrical generation demands of the next century. With the Nuclear Energy Institute’s current estimates of carbon dioxide emissions from fossil fuels growing 36% to 50% higher than 1990 levels, the need to limit pollutants will also increase the demand for nuclear power. Nuclear generation of electricity can and should be a major part of the solution to slowing climactic changes through controlling gas emission levels. The use of nuclear generated power has already proven to be a major factor in reducing greenhouse gas emissions around the world. The Nuclear Energy Institute has determined that every 25 tons of uranium used to generate electrical power reduces carbon dioxide emissions, relative to coal and other fossil fuels, by one million tons.

It was stated by the Nuclear Energy Institute at the 1997 Kyoto conference on global warming that clean air objectives cannot be obtained without maintaining and expanding the existing number of commercial nuclear generators in the world. Clearly the key factor in determining demand for uranium is reactor fuel requirements for meeting the world's growing energy demands.

The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. During 2001, 435 nuclear power plants were operating in the world and consumed an estimated 169 million pounds of uranium. World wide production of uranium in 2001 was only about 96 million pounds. In the United States there are 103 nuclear power plants that produce about 21% of the electricity used.

Based on reports by the Ux Consulting Company, LLC (“Ux”) and the Uranium Institute (“UI”), since the early 1990s, worldwide uranium production has satisfied only 52% of worldwide demand, and this ratio has also been true in the Western world. Ux reports that the gap has been filled by secondary supplies, such as inventories held by governments, utilities and others in the fuel cycle, including the highly enriched uranium (HEU) inventories which are a result of the agreement between the US and Russia to blend down nuclear warheads. In the period 2003-2010 Ux projects western production to be sufficient to cover 45% of western demand.

Ux reports that secondary sources combined with uranium production from existing uranium mines will not be sufficient to meet the world’s requirements. New production will be needed. Spot price is the price at which uranium may be purchased for delivery within one year. Spot prices have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. Since year-end 2000 the spot price has increased to $10.20 at December 31, 2002. The spot price at March 31, 2003 was $10.10.
The following graph shows spot prices per pound from 1972 to the end of 2004, as reported by Trade Tech and Ux.

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

High prices in the late 1970s in the uranium market gave way to low prices in the early 1990s, with spot prices being below the cost of production for many mines. In 1996 spot prices recovered to the point where some mines could produce profitably. Prices declined again and only recovered late in 2003. Since 2003, Uranium prices have steadily been on the rise. On January 9, 2005, the price of uranium, was U.S. $36.50 per pound. (Ux Weekly Spot Prices).

The decline in global commercial uranium inventories is rapidly shifting an inventory-driven market to one that is production-driven. Consolidation over the last several years has squeezed the number of uranium suppliers. In the interim, long-term indicators are pointing toward a demand curve that will exceed supply within the next several years and ultimately lead to higher prices. (Excerpted from Uranium Suppliers Annual)

When estimates of available secondary (non-commercial stockpile) supplies of uranium are combined with estimates of future primary production, we believe that the present supply and demand characteristics suggest that the market may stay balanced in the short term. However, as the secondary supply (non-commercial stockpile) of uranium declines, and becomes a smaller factor in the marketplace, and new and expanded production comes on-line, the gap between these contrasting forces will be a critical factor, resulting in a predicted rise in market prices in the next year or two.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

U.S. and Canadian GAAP Differences

The financial statements used and included in this Statement are prepared in accordance with accounting principles generally accepted in Canada. The significant differences between Canadian and U.S. GAAP are as follows:

(i) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for U.S. GAAP purposes, therefore, the Company’s mineral property costs have been written off in this note to financial statements.

(ii) Under U.S. GAAP, stock compensation expense is recorded for non-employees based upon the discount from market at the date the option is granted.

(iii) Under U.S. GAAP, investments held for re-sale are recorded at market value. The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income. Once the investment is sold, the comprehensive income for that investment is cleared out to income. Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market. There is no comprehensive income category in Canada.

Further discussion regarding the differences between U.S. GAAP and Canadian GAAP is contained in the financial reports included in the financial statements under Part III, Item 17 of this registration statement.

Nine Months Ended September 30, 2005

(All figures in Canadian dollars)

For the nine months ending September 30, 2005, the Company had accumulated $13,899,612 in losses and had no revenue-producing operations.

The reason for the difference came from the increased expense relevant to stock options granted. The fair value of the 391,000 stock options granted during the year was estimated at $183,770 (2003: $73,857). The following expenses increased due to increased activity and the two private placements that were completed during the year: (i) Accounting, audit and legal fees increased by $52,788; (ii) shareholders communication and promotion increased by $15,404; and (iii) consulting fees increased by $11,623.

Financings, Principal Purposes and Milestones

During 2005, the Company completed two private placements:

Private Placement of 4,108,785 Units October 31, 2005

On October 31, 2005, Rodinia announced that it completed a previously announced private placement.  The Company received gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit, through Haywood Securities Inc. as Agent. Each unit (a “Unit”) consists of one share and one transferable warrant (a “Warrant”).

Each Warrant entitles the purchase of one share at a price of CAD $1.10 for a period of twelve (12) months subject to the Company’s right to accelerate the expiry date of the warrants if, at any time after December 27, 2005, its shares close above CAD $1.50 per share for 30 consecutive trading days (the “acceleration right”).

The Company paid a 6% commission by issuing 246,527 shares and non-transferable warrants to purchase up to an additional 246,527 shares at a price of CAD $1.10 for a period of twelve (12) months, subject to the acceleration right, and granted a non-transferable option to purchase up to 308,159 Units at a price of CAD $0.74 per Unit, each Unit consisting of one share and one non-transferable warrant entitling the purchase of one additional share on the same terms as for the Warrants included in the Units.  The Company also paid a corporate finance fee of 25,000 Units.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and working capital.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement are subject to a hold period expiring March 1, 2006.

Private Placement of 800,000 Units December 01, 2005

On December 01, 2005, the Company announced that it arranged a private placement consisting of 800,000 units at CAD $0.74 per unit. On January 10, 2006, the Company announced that it completed its previously announced private placement. The Company received gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. Each Unit consists of one common share and one whole transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of CAD $1.10 on or before January 3, 2007, subject to the Company’s right to accelerate the expiry date of the warrants if at any time after March 4, 2006 its shares close above CAD $1.50 per share for 30 consecutive trading days.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and for general working capital.

In accordance with the policies of the TSX Venture Exchange a commission applied to this transaction. The Company paid a commission of 70,135 Units.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

Year ended December 31, 2004

(All figure in Canadian dollars)

The loss for the year ended December 31, 2004 was $362,534 as compared with a loss of $154,427 for the year ended December 31, 2003. The reason for the difference came from the increased expense relevant to stock options granted. The fair value of the 391,000 stock options granted during the year was estimated at $183,770 (2003: $73,857). The following expenses increased due to increased activity and the two private placements that were completed during the year: (i) Accounting, audit and legal fees increased by $52,788; (ii) shareholders communication and promotion increased by $15,404; and (iii) consulting fees increased by $11,623.

Financings, Principal Purposes and Milestones

During 2004, the Company completed two private placements:

1.
800,000 units at $0.18 per unit for total proceeds of $144,000. Each unit consisted of one common share and one share purchase warrant that entitled the holder to purchase an additional common share for $0.23 up to and including March 16, 2005. In connection with this private placement, 125,216 share purchase warrants were issued as finders’ fees. Each share purchase warrant entitled the holder to purchase an additional common share for $0.23 up to and including March 16, 2005.

2.
824,000 units at $0.25 per unit for total proceeds of $206,000. Each unit consisted of one common share and one share purchase warrant that entitled the holder to purchase an additional common share for $0.35 up to and including September 27, 2005. In connection with this private placement, 64,400 share purchase warrants were issued as finders’ fees. Each share purchase warrant entitled the holder to purchase an additional common share for $0.35 up to and including September 27, 2005.

During 2004, the Company engaged Haywood Securities Inc. (“Haywood”) to conduct a private placement of 2,000,000 units at a price of $0.65 per unit. Each unit (a “Unit”) will consist of one common share of the Company and one-half share purchase warrant. Each full warrant entitled the holder to purchase one additional common share of the Company at a price per common share of $0.80 in the first year and $0.90 in the second year. Haywood received a commission equal to 7.5% of the proceeds of the offering, that was payable in cash or Units. Haywood also received warrants (the “Agent’s Warrants”) equal to 10% of the number of Units sold under the offering, each Agent’s Warrant was convertible into one Unit at a price of $0.65, and a corporate finance fee of 30,000 Units for services rendered in connection with the offering.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

Year ended December 31, 2003

(All figure in Canadian dollars)

The loss for the year ended December 31, 2003 was $154,427 as compared with a loss of $1,015,682 for the year ended December 31, 2002. The reason for the difference arose from the Company’s decision in the previous year to write-off the mineral properties in the amount of $917,017. In addition, the Company focused their efforts to reduce discretionary expenses, due to the economic climate. However, due to the consolidation of shares and the implementation of a private placement, expenses increased. The Company, as required by new regulations and standards, expensed the fair value of the options granted during the year. The total expense was $73,857.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

Financings, Principal Purposes and Milestones

On August 12, 2003, the TSX Venture exchange approved the consolidation of the Company’s capital on a five old for one new basis. After the consolidation, the balance of the issued and outstanding shares was 2,683,595. The TSX also approved the change of name to Rodinia Minerals Inc. Effective August 13, 2003, the common shares of Rodinia Minerals Inc. commenced trading on the Exchange under the symbol “RM”.

Prior to this, there had been no financings during the years ended December 31, 2002 and 2001. Since the last financing in the Year 2000, the Company’s working capital has been augmented by loans from a company with one common director and from a shareholder. During the six-month period, the Company received advances from a shareholder totaling $13,000. In addition, the Company retired $60,000 in loans and advances by issuing shares as approved by the TSX.

On August 15, 2003, the Company announced a private placement involving the issuance of up to 1,000,000 units at $0.12 per unit, Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to acquire one additional common share at a price of $0.12 if exercised in the first year and $0.15 if exercised in the second year. Proceeds of the financing were used for working capital purposes. The private placement was completed on September 5, 2003 and the shares were subsequently issued.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

The Company was aware that there would be additional financing requirements and it was the Company’s intent to raise the necessary funds through private placements and/or other forms of equity financing. The Company was continuing to negotiate on a mineral property acquisition. The Company was also confident that it could close a financing for this acquisition, for the required funds for the work program, and for the Company’s working capital to meet general and administrative costs.

On September 2, 2003, the Company cancelled all outstanding stock options and granted new incentive stock options in the amount of 268,360 shares to directors and key employees at an exercise price of $0.25 per share. The options are exercisable for a period of five years, ending on September 1, 2008 and are subject to the requirements of the TSX Venture Exchange. On November 26, 2003, the Company granted additional stock options in the amount of 5,000 shares at an exercise price of $0.25 per share, exercisable for a period of five years.

On September 4, 2003, in accordance with the revised TSX Venture Exchange Policy 2.5, the Company was transferred to the NEX board from Tier 2 of the TSX Venture Exchange.

As of September 4, 2003, the Company was subject to restrictions on share issuances and certain types of payments as set out in the NEX policies. As a result of being on the NEX board, the trading symbol for the Company changed from “RM” to “RM.H” and the Filing and Service Office changed from Vancouver to NEX.

On October 3, 2003, the TSX Venture Exchange accepted the Company’s Stock Option Plan, which was approved by the Company’s shareholders at the Annual General Meeting that was held on July 29, 2003. The Company implemented a rolling stock option plan whereby a maximum of 10% of the issued shares are reserved for issuance under the Plan.

Year ended December 31, 2002

(All figure in Canadian dollars)

The loss for the year-ended December 31, 2002 was $1,015,682 as compared with a loss of $657,964 for the year-ended December 31, 2001. The main reason for the difference was the write-off of resource properties $917,017 (2002) and $547,258 (2001). Management fees increased during the year due to the involvement of an additional director who assisted in the Wyoming Property negotiations, and who actively looked for a new property for the Company. The informal contract with the one of the directors to assist in negotiations and locate a new property was cancelled at the end of the year.

Financings, Principal Purposes and Milestones

There were no financings during the years ended December 31, 2002 and 2001. Since the last financing in the Year 2000, the Company’s working capital was augmented by loans from a company with one common director and from a shareholder. Some of the loans were paid back by way of debt settlement on June 2001. The Company was aware that there would be additional financing requirements and it was the Company’s intent to raise the necessary funds through private placements and/or other forms of equity financing. During this period, the Company began negotiation on the acquisition of a mineral property.

B. Liquidity and Capital Resources.

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures for each given fiscal year. The Company’s financial success was and will be dependent upon the acquisition of a property, or properties, and the discovery of economically recoverable reserves. Such a development may take years to realize and the amount of resulting income, if any, is difficult to determine.

Year ended December 31, 2004

(All figure in Canadian dollars)

As at December 31, 2004, the Company’s working capital deficit was $192,418 as compared to a working capital deficit of $41,638 in the beginning of the period (December 31, 2003). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of the continually changing financial markets, there was no assurance that funding by equity subscriptions would be possible at the times required or desired by the Company.

The Company’s historical capital needs were met by equity subscriptions (2004 - $386,000; 2003 - $180,000); convertible loans (2004 - $151,800; 2003 - Nil). On October 19, 2004, the TSX Venture Exchange accepted for filing the documentation with respect to the Private Placement/Convertible Loans announced September 20, 2004. The one year convertible loans totaling $151,800 were convertible into units of one common share and one common share purchase warrant. Each warrant had a term of one year from the date of issuance of the notes (to September 20, 2005) and entitled the holder to purchase one common share, exercisable at the price of $0.30. A finder’s fee of 46,750 units payable to Brad Aelicks, with the same terms as the convertible loans, was approved by the TSX.

The Company recognized that it required additional financing beyond fiscal 2004 to fund extensive development and expansion of its existing businesses, as well as any further investigations and/or evaluations of new acquisitions related to the industry. The Company anticipated that it could fund its activities to meet its anticipated administrative and overhead expenses until the year-end.

Year ended December 31, 2003

(All figure in Canadian dollars)

As at December 31, 2003, the Company was in a negative working capital position of ($41,638). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing.

Year ended December 31, 2002

(All figure in Canadian dollars)

As at December 31, 2002, the Company was in a negative working capital position of ($141,068). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing.

C. Research and Development, Patents and Licenses, etc.

For the fiscal years ended December 31, 2002, December 31, 2003, and December 31, 2004, the Company did not incur any expenditures relating to patent and/or license development or filings.

D. Trend information.

Minerals exploration and development is an inherently risky enterprise. It is possible that Rodinia will fail to locate sufficient resources to warrant further exploration. In addition, the economic viability of the project depends to a large extent on the continued strength of uranium prices. Uranium prices have historically been highly volatile and there can be no assurance that prices will support the implementation of further development plans. Furthermore, should the Company determine that the ore body at Workman Creek is not a candidate for ISL, the economic viability of the project would be severely impaired.

Although Rodinia is currently sufficiently funded for the first two phases of exploration and development, the Company will depend partly on outside capital to complete the exploration and development of its resource properties, which it will likely raise by issuing additional shares of common stock. There can be no assurance that this additional capital will be available to meet our continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company will dilute the equity interests of current shareholders. If the Company is unable to obtain financing in the amounts that it needs to conduct its business, and on terms deemed acceptable, the business and future success of the Company will almost certainly be impaired.

At December 31, 2004, the Company had accumulated $13,271,386 in losses and had no revenue-producing operations. At the date of this report, the Company has limited capital resources, beyond that which it needs to meet its administrative and operational needs for the eighteen months following the beginning of the 2006 fiscal year, January 01, 2006, which it plans to use, in part, to complete Phase 2 (Phase 1 is now complete) of its exploration program at Workman Creek, and, as such, its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with a revenue producing venture partner. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss, at least until such time when the production stage is achieved, if production is ever achieved.  The Company has never earned a profit. Because the Company is not yet operating profitably, these matters raise substantial doubt about the Company’s ability to continue as a going concern.

E. Off-balance sheet arrangements.

There are no off-balance sheet arrangements to which the Company is committed.

F. Tabular disclosure of contractual obligations.

The Company has no contractual obligations.

G. Safe harbor.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 4 - "Information on the Company," "Item 5 - "Operating and Financial Review and Prospects," "Item 11 - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Form 20-F constitutes forward looking statements ("Forward Looking Statements") within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, exploration risks, the ability of the Company to develop the alternate feed business, dependence on a limited number of customers, limited operating history, government regulation and policy risks, environmental risks, reclamation obligations, and the other factors set forth in the section entitled "Risk Factors".

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name and Residence of Directors and Present Offices Held	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Date Elected or Appointed a Director
Donald Morrison(1) Vancouver, BC Director and President	President of the Company since 2001.	November 2, 1995
Donald Mosher(1) North Vancouver, BC Director	Financial consultant since 2003.	December 8, 2003
Ken Thorsen(1) Port Coquitlam, B.C. Director	Geological Engineer. President of Thorsen Consulting Ltd. from 2002 to the present.	November 1, 2004
Walter E. Brooks(1)(2) Toronto, ON Director	Self-employed consultant (financial services).	(2)As at Rodinia’s AGM, June 10, 2005, was not reappointed to the board.
Robert Pirooz(1) Director (appointed June 10, 2005)	Mining Company Senior Executive	June 10, 2005
(1)	Member of the audit committee.
(2)	As at June 10, 2005, was not reappointed to the board.

Don Morrison

Don Morrison has been President of Rodina Minerals since August 2003 and has been a Director of the company since 1995. Mr. Morrison has had over 20 years of diversified accounting and managerial experience in mineral exploration and corporate development of public companies within several different industries including telecommunications and beverage corporations.  Mr. Morrison has been responsible for the arrangement of corporate financing, property acquisitions, and corporate filings.

Don Morrison offers full-time services to the Company.

Don Mosher

Don Mosher is one of the principals of B&D Capital Partners and is presently a Director on the Board of Windridge Technology Corp as well as Rodnina Minerals. Don has extensive experience within the financial realm and has been involved in numerous financing for public companies for all sectors.

Don Mosher offers part-time services to the Company.

Ken Thorsen

Ken Thorsen, BSc Geological Engineering, P Eng, has agreed to join Rodinia’s Board of Directors and oversee the Workman Creek project.  Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects including as Project and then Senior Project geologist for SMDC (now Cameco) based in Saskatoon.  Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position he was responsible for administration of 17 exploration offices and all field operations of the exploration department.  Mr. Thorsen is currently President of Thorsen Consulting Ltd. which offers services to the mining exploration industry, and serves as a member of the board of directors of several junior mining companies.  Rodinia is pleased to have Mr. Thorsen’s invaluable experience available to it for the Workman Creek project.

Ken Thorsen offers part-time services to the Company.

Robert Pirooz

Robert Pirooz, a new appointee, holds a law degree from the University of British Columbia and was called to the British Columbia Bar in 1990.  Mr. Pirooz has over 15 years of legal and business experience and is currently Chief Executive Officer of Regalito Copper Corp. and General Counsel of Pan American Silver Corp.  In addition, he is Chairman of Northern Peru Copper Corp and serves as a director of several companies listed on the TSX Venture Exchange.  Mr. Pirooz previously served as Vice-President and General Counsel for the BC Rail Group of companies.

Robert Pirooz offers part-time services to the Company.

A.  Compensation.
  Executive Officers of the Company

                  (All figure in Canadian dollars)

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Donald Morrison President & CEO	2004 2003	Nil	Nil		150,000	Nil	Nil	$1,000
	2002	Nil	Nil		175,000	Nil	Nil	Nil
		Nil	Nil		Nil	Nil	Nil	Nil
Donald Mosher Acting CFO	2004 2003	Nil	Nil	$6,000	113,000	Nil	Nil	$1,000
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		N/A	N/A	N/A	N/A	N/A	N/A	N/A

Summary Compensation Table

(1) Year ended December 31st

(2) The Company does not currently have a CFO. Mr. Mosher, a director of the Company, has performed the functions similar to that of a CFO since January 2004. The amounts shown as compensation to Donald Mosher relate to his management services and should not be interpreted as fees related to his services as Acting CFO.

The table above contains information about the compensation paid to, or earned by (a) the Company’s chief executive officer (or an individual who acted in a similar capacity) (“CEO”); (b) the Company’s chief financial officer (or an individual who acted in a similar capacity) (“CFO”); (c) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2004 and whose total salary and bonus exceeds $150,000 during the year ended December 31, 2004; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company as of December 31, 2004 (together, the “Named Executive Officers”).

Related Party Transactions

During the fiscal year ended December 31, 2004, the Company was charged $35,500 (2003 - $27,500) by a director of the Company for management fees; $6,000 (2003 - Nil) by a director for consulting fees; $3,000 (2003 - Nil) by 3 directors for directors’ fees. In addition, the director charged the Company $10,000 (2003 - $ 9,600) for rent and telephone expenses, which should not be recorded as compensation. The transactions were recorded at the exchange amount.

Amendment

During the nine month period ended September 30, 2005, the Company was charged $40,050 (2004 - $22,500) by a director of the Company for management fees; $31,000 (2004 - Nil) by a director for consulting fees; $5,500 (2004 - Nil) by 4 directors for directors’ fees; and deferred costs of $4,450 (2004 - Nil). In addition, the director charged the Company $5,000 (2004 - $7,250) for rent and telephone expenses, which should not be recorded as compensation. The transactions were recorded at the exchange amount.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended December 31, 2004.

An LTIP is “any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale”.

Option and Stock Appreciation Rights (SARs)

The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. See “Particulars of Other Matters to be Acted Upon - Ratification of Stock Option Plan” below for details relating to the Company’s existing stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Donald Morrison	50,000 100,000	12.89% 25.77%	$0.30 $1.00	$0.30 $1.00	April 13, 2009 November 26, 2006
Donald Mosher	70,000 43,000	18.04% 11.08%	$0.30 $0.60	$0.30 $0.60	April 13, 2009 November 4, 2006
(1) The exercise price of stock options is determined by the Board of Directors in accordance with TSX Venture Exchange policies.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the Company’s completed financial year ended December 31, 2004, the following options were exercised by the Named Executive Officers:

Name (a)	Securities Acquired on Exercise (#) (1) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at financial year end (#) (2) Exercisable/ Unexercisable (d)	Value of Unexercised in the-Money Options/SARs at Financial Year End ($) (2)(3) Exercisable/ Unexercisable (e)
Donald Morrison	100,000	$25,000	225,000	$240,750
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) As freestanding SARs have not been granted, the number of shares shown is related solely to stock options as at December 31, 2004.

(3) Value of unexercised-in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 31, 2004 (the Company’s financial year end) of $1.07 per share, less the exercise price per share.

Option and SAR Re-pricings

There were no re-pricings of stock options under the stock option plan or otherwise during the Company’s completed financial year ended December 31, 2004.

Amendment

On September 21, 2005, 540,000 stock options were re-priced to $0.92, as follows:

120,000 options were re-priced from $1.00 to $0.92

420,000 options were re-priced from $1.25 to $0.92

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officer with the Company or from a change in control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control, where the value of such compensation, including periodic payments or installments, exceeds $100,000.

Compensation of Directors

The Company does not have any non-cash compensation plans for its directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

Furthermore, other than as disclosed above in the Summary Compensation Table for the Named Executive Officers, no amount was paid to any director of the Company during the fiscal year ended December 31, 2004 for services as a consultant or expert, except for a $1,000 director’s fee paid to Walter Brooks.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made to the directors of the Company (excluding the Named Executive Officers), during the most recently completed financial year:

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Walter Brooks	25,000	6.44%	$0.30	$0.30	April 13, 2009
Ken Thorsen	25,000 20,000	6.44% 5.15%	$0.60 $1.00	$0.60 $1.00	November 4, 2006 November 26, 2006
(1) The exercise price of stock options is determined by the Board of Directors in accordance with TSX Venture Exchange policies.

C. Board practices.

Term of Office
Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then.

Management Contracts
During the Company’s most recently completed financial year ended December 31, 2004, there were no management functions of the Company, which were to any substantial degree performed by a person other than a director or senior officer of the Company.

Audit Committee

Mandate
The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition
The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review
(a)	Review and update this Charter annually.
(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

Financial Reporting Processes
(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)	Review certification process.
(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other
Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Donald Morrison	Not independent*	Financially literate*
Donald Mosher	Independent*	Financially literate*
Ken Thorsen	Independent*	Financially literate*
Walter E. Brooks(1)	Independent*	Financially literate*

•	As defined by Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).
•	As at June 10, 2005, was not reappointed to the board.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

D. Employees.

As of May 31, 2005, the Company had no full-time or part-time employees. The Company primarily utilizes the services of consultants.

Directors:
Donald Morrison
Donald Mosher
Ken Thorsen
Robert Pirooz

Each Director acts as a consultant to the Company.

Officers:
Donald Morrison, President
Jorge Avelino, Secretary*

Rodinia’s President and Secretary each act as a consultant to the Company.

Time required more than forty hours per month to adequately manage the affairs of the Company. Time per week spent on business:

Mr. Donald Morrison (President) spends forty hours or more per week to adequately manage the affairs of the Company.

Mr. Donald Mosher (Director) spends less per forty hours per week to adequately manage the affairs of the Company.

Mr. Ken Thorsen (Director) spends less per forty hours per week to adequately manage the affairs of the Company.

Mr. Robert Pirooz (Director) spends less per forty hours per week to adequately manage the affairs of the Company.

Mr. Jorge Avelino, (Secretary) spends forty hours or less per week to adequately manage the affairs of the Company.*

*Amedment: As at January 01, 2006, Mr. Jorge Avelino no longer acts in the capacity of Secretary and officer for Rodinia Minerals.

E. Share ownership.

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related party transactions.

For the year ended December 31, 2004
During the year, the Company was charged $35,500 by a director of the Company for management fees; $6,000 by a director for consulting fees; $3,000 by 3 directors for directors’ fees. In addition, the director charged the Company $10,000 for rent and telephone expenses. The transactions were recorded at the exchange amount. Included in accounts payable is $Nil payable to a director.

For the Year Ended December 31, 2003
During the year, the Company was charged $27,500 by a director of the Company for administrative, management and office services. In addition, the director charged the Company $9,600 for rent and office expenses. The transactions were recorded at the exchange amount. Included in accounts payable is $18,200 payable to a director of the Company. During the year, the Company settled debt of $10,600 due to a director and $19,400 of debt to a company with common directors by issuing a total of 200,000 pre-rollback common shares at $0.15 per share.

For the Year Ended December 31, 2002

During the year, the Company was charged $52,000 by two directors of the Company for administrative, management and office services. During the year, the Company paid NIL for directors’ fees to a director. In all the above cases, the transactions were recorded at the exchange amount. Included in accounts payable is $32,950 payable to two directors of the Company. The Company settled the loans payable of $30,000 for 200,000 shares at $0.15. The Company settled an accounts payable of $10,600 due to a director for 70,667 shares at $0.15 and $19,400 due to a company with common directors for 129,333 shares at $0.15. The shares were issued on April 9, 2003.

C. Interests of experts and counsel.

No experts or counsel employed by the Company own shares in the Company.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

The audited financial statements for the Company for the fiscal years ending December 31, 2004, and 2003 form a material part of this Registration Statement.  See Item “19” herein below.

B. Significant Changes.

There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

Item 9. The Offer and Listing.

A. Offer and listing details.

(All figure in Canadian dollars)

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2005	$1.85	$0.46
2004	$1.49	$0.21
2003	$0.50	$0.01
2002	$0.07	$0.01
2001	$0.18	$0.02
2000	$0.37	$0.08

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
December 31, 2005	$1.44	$0.98
September 30, 2005	$1.33	$0.60
June 31, 2005	$0.84	$0.65
March 2005	$1.70	$1.05
December 31,, 2004	$1.49	$0.50
September 30, 2004	$0.60	$0.28
June 31, 2004	$0.38	$0.28
March 31, 2004	$0.40	$0.21
December 31, 2003	$0.50	$0.25
September 30 , 2003	$0.27	$0.01
June 31, 2003	$0.09	$0.01
March 31, 2003	$0.07	$0.02

The following table indicates the high and low market prices for the most recent six months:

Month	High	Low
December 2005	$1.44	$0.98
November 2005	$1.14	$0.68
October 2005	$1.20	$0.80
September 2005	$1.33	$0.60
August 2005	$0.72	$0.50
July 2005	$0.78	$0.50
June 2005	$0.84	$0.65
May 2005	$0.87	$0.61
April 2005	$1.20	$0.90
March 2005	$1.70	$1.05
February 2005	$1.85	$0.87
January 2005	$1.20	$1.01
December 2004	$1.49	$0.95
November 2004	$1.20	$0.54

The Company has authorized 100,000,000 common equity shares with no par value. As of December 31, 2004 there were 5,541,995 shares issued and outstanding. The shares of the Company are listed on the TSX Venture Exchange.

B. Plan of distribution.

Not Applicable

C. Markets.

The Company’s shares are traded on the TSX Venture Exchange (the “TSX-V”).

D. Selling shareholders

Not Applicable

E. Dilution.

Not Applicable

F. Expenses of the issue.

Not Applicable

Item 10. Additional Information.

A. Share capital.

(All figure in Canadian dollars)

Changes in capital stock during the years ended December 31, 2004 and 2003 were as follows:

2004	2003
	Number of Shares		Amount	Number of Shares		Amount
Balance, beginning of year	3,683,595	$	$ 12,793,357	13,017,975		$12,613,357

Issued during the year:
- debt settlement				400,000		60,000
						47
				13,417,975		12,673,357
- 1:5 share rollback				(10,734,380)
For cash
- Private Placement @ $0.18	800,000		144,000	1,000,000		120,000
- Private Placement @ $0.25	824,000		206,000
- Finders’ fee	64,400
-Options exercised @ $0.25	120,000		30,000
- Warrants exercised @ $0.12	50,000		6,000
Balance at end of year	5,541,995	$	$ 13,179,357	3,683,595	$	$ 12,793,357

Amendment

- Changes in capital stock during the periods ended March 31, 2005 were as follows:

2005
	Number of Shares	Amount
Balance, beginning of year	5,541,995	$13,179,357
Issued during the year:
- Warrants exercised @ $0.15	950,000	142,500
- Private Placement @ $0.18
- Private Placement @ $0.25
- Private Placement @ $0.65	2,000,000	1,300,000
- Finders’ fee		180,000
- Legal fees & expenses		(13,615)
- Loan conversion @ $0.30	506,000	151,800
- Value of conversion feature		(16,265)
- Deemed interest on conversion		6,283
- Finders’ fee	46,750	14,025
- Bonus shares		17,857
- Options exercised @ $0.25	18,360	4,590
- Agent’s options exercised @ $0.65	26,184	17,020
- Warrants exercised @ $0.15	950,000	142,500
- Warrants exercised @ $0.23	925,216	212,800
- Warrants exercised @ $0.12	33,500	10,050
- Warrants exercised @ $0.30	519,250	155,775
- Warrants exercised @ $0.35	888,400	310,940
- Warrants exercised @ $0.23	925,216	212,800
Balance at end of year	11,605,112	$15,475,260

During the year, the Company issued 800,000 units at a price of $0.18 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 per share for a period of one year. Subsequent to the year end, 200,000 of these warrants were exercised.

During the year, the Company issued 824,000 units at a price of $0.25 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 per share for a period of one year.

During the year, the Company engaged Haywood Securities Inc. (“Haywood”) to conduct a private placement of 2,000,000 units at a price of $0.65 per unit. Each unit (a “Unit”) will consist of one common share of the Company and one-half share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share of the Company at a price per common share of $0.80 in the first year and $0.90 in the second year. Haywood will receive a commission equal to 7.5% of the proceeds of the offering, payable in cash or Units. Haywood will also receive warrants (the “Agent’s Warrants”) equal to 10% of the number of Units sold under the offering, each Agent’s Warrant being convertible into one Unit at a price of $0.65, and a corporate finance fee of 30,000 Units for services rendered in connection with the offering.

During the prior year, the Company completed a private placement of 1 million shares and 1 million share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share for $0.12 if exercised on or before September 8, 2004 and $0.15 per share thereafter up to and including September 8, 2005. During the year, 50,000 of those warrants were exercised for proceeds of $6,000. Subsequent to the year end, an additional 200,000 warrants were exercised for proceeds of $30,000.

Stock Option Plan

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issuance of up to 10% of the Company’s issued and outstanding shares to eligible employees, directors and services providers of the Company and its subsidiaries. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at March 31, 2005, all options were fully vested.

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issuance of up to 10% of the Company’s issued and outstanding shares to eligible employees, directors and services providers of the Company and its subsidiaries. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at December 31, 2004, all options were fully vested.

Amendment of Stock Option Plan

On Friday, June 10, 2005, at Rodinia’s annual general meeting, shareholders approved a new plan which provides for a fixed 20% of the Company’s issued and outstanding share capital to be set aside for incentive stock options. The new plan is subject to TSX acceptance.

During the years ended December 31, 2004 and 2003, stock options were granted, exercised and expired/cancelled as follows:

2004	2003
	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance - beginning of year	273,360	$0.25	180,800	$0.75
Granted	175,000	$0.30	273,360	$0.25
	93,000	$0.60
	120,000	$1.00
Exercised/expired	(120,000))	$$0.25	(180,800))	$0.75
	541,360	$$0.49	273,360	$0.25

The number of options and the weighted average exercise price of options issued prior to 2003 have been adjusted to reflect the 1:5 rollback of shares.

During the year ended December 31, 2004, the Company granted 388,000 stock options to directors and consultants. The fair value of these options have been estimated using the Black-Scholes option pricing model using a risk-free interest rate of 2.0%, an expected life of 2-5 years, an imputed dividend yield of 0%, and a volatility assumption as indicated below:

Number of Options	Exercise Price	Grant Date	Value per share	Total Value	Volatility Assumption
175,000	$0.30	April 13, 2004	$0.29	$50,750	134%
96,000	$0.60	November 5, 2004	$0.68	63,420	94%
120,000	$1.00	November 29, 2004	$0.58	69,600	100%
				$183,770

During spring of 2005, the Company, pursuant to TSX Venture Exchange policies and the Company’s Stock Option Plan, an aggregate of 420,000 shares was granted as incentive stock options to directors and key employees at an exercise price of $1.25 per share. The options are exercisable for a period of two years, ending on March 20, 2007, and are subject to the requirements of the TSX Venture Exchange.

Stock Options

During the periods ended September 30, 2005 and 2004, stock options were granted, exercised and expired/cancelled as follows:

2005	2004
	Number of options	Weighted Average Price	Number os Options	Weighted Average Price
Balance - beginning of year	541,360	$0.49	273,360	$0.25
Granted	820,000	$0.81	175,000	$0.30
			93,000	$0.60
			120,000	$1.00
Exercised/expired	(18,360)	$0.25	(120,000)	$0.25
	1,343,000	0.69	541,360	$0.49

On September 21, 2005, the Company amended the exercise price of 540,000 stock options from $1.25 to $0.92.

During the period, the Company granted 820,000 stock options to directors and consultants. The fair value of these options have been estimated using the Black-Scholes option pricing model using a risk-free interest rate of 2.0%, an expected life of 2 years, an imputed dividend yield of 0%, and a volatility assumption as indicated below:

Number of Options	Exercise Price	Grant Date	Value per share	Total Value	Volatility Assumption
175,000	$0.30	April 13, 2004	$0.29	$50,750	134%
96,000	$0.60	November 5, 2004	$0.68	63,420	94%
120,000	$1.00	November 29, 2004	$0.58	69,600	100%
				$183,770

Number of Options	Exercise Price	Grant Date	Value per share	Total Value		Volatility Assumption
420,000	$1.25	31-Mar-05	$0.69	$289,800		69%
400,000	$0.70	01-Sept-05	$0.26	104,000	*	62%
				$393,800

* Based on the vesting policy, only 25% of the fair value ($26,000) of the 400,000 options granted on September 1, 2005 has been charged to expenses.

Share Purchase Warrants

During the periods ended December 31, 2004 and 2003, warrants were granted, exercised and expired/cancelled as follows:

2004	2003
	Number of options	Weighted Average Price	Number os Options		Weighted Average Price
Balance - beginning of year	1,000,000	$0.15	150,000		$3.33
Granted	925,216	$0.23	100,000,000		$0.15
	888,400	$0.35		$
Exercised/expired	(50,000)	$0.15	(150,000)		$3.33
	2,763,616	$0.49	273,360		$0.25

Share Purchase Warrants, continued:

During the periods ended September 30, 2005 and 2004, warrants were granted, exercised and expired/cancelled as follows:

2005	2004
	Number of options	Weighted Average Price	Number os Options		Weighted Average Price
Balance - beginning of year	2,763,616	$0.24	950,000		$0.15
Granted	552,750	$0.30	1,813,616		$0.29
	1,090,000	$0.80		$
Agents’ option	299,999	$0.65	(150,000)		$3.33
Exercised/expired	(3,342,550)	$0.25
	1,363,815	$0.78	2,763,616		$0.24

Contributed Surplus

	2004	2005

Opening balance	$73,857	$-
Loan conversion	16,265	-
Employee and director stock options	183,770	73,857
Closing balance	$273,892	$73,857

As of December 31, 2004, the Company has outstanding loans ($151,800 - accepted by the TSX on October 19, 2004) that are for a one-year term, unsecured and non-interest bearing. The lenders have the right to convert their loans into units at a deemed value of $0.30 per unit on the earlier of March 17, 2005 or the Company graduating to Tier-2 of the TSX Venture Exchange. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at $14,025 is payable with respect to this transaction. As of December 31, 2004, $16,265 of the loan was classified as contributed surplus to recognize the value of the conversion feature of the loans.

B. Memorandum and articles of association.

With respect to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested the Company’s Articles state as follows:

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all of the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

With respect to the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body the Company’s Articles state as follows:

13.5 Remuneration of Directors

The remuneration of Directors shall be determined by a resolution of the General Meeting of Shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. If the directors so decide, the remuneration of the directors may be changed. Any changes to the remuneration of the directors will be determined by the shareholders and decided by a vote that takes place at the annual general meeting.

With respect to borrowing powers exercisable by the directors and how such borrowing powers can be varied the Company’s Articles state as follows:

8. BORROWING POWERS

The Company, if authorized by the directors may:

(1)	borrow money in the manner and amount, on the security, from the sources on the terms and condition that they consider appropriate;
(2)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(4)
mortgage, charge, whether by the way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds or debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

The Company’s Articles do not set an age limit requirement with respect to the retirement or non-retirement of directors.

With respect to the number of shares, if any, required for director’s qualification the Company’s Articles state as follows:

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as the qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

C. Material Contracts.

Lucky Boy Uranium Project agreement with Golden Patriot, Corp.

The Company was granted an option by Golden Patriot, Corp., a Nevada based company (“Golden Patriot”), to acquire up to a 40% interest in the Lucky Boy Uranium Project once Golden Patriot has earned into the Project. The Lucky Boy Uranium Project consists of 14 BLM claims and an 80-acre State Lease contiguous to the claims, located in Gila County, Arizona.

The Company can exercise its back-in right in respect of the Lucky Boy Uranium Project at any time after an aggregate US$500,000 has been spent on the Project and Golden Patriot has thereby earned a 60% interest in it, and until 30 days after the Company receives notice that an aggregate US$1,000,000 has been spent on the Project and Golden Patriot has thereby earned its100% interest. Golden Patriot’s interest in the Lucky Boy Uranium Project is subject to a 3% Yellow Cake Royalty.

October 26, 2004 Letter of Intent with Cooper Minerals Inc.

On October 26, 2004 the Company entered into a Letter of Intent with Cooper Minerals, Inc. (“Cooper”) with the intention to enter into a formal option agreement which will provide for the acquisition by the Company, through its wholly owned subsidiary, Donnybrook Platinum Resources Inc, a Wyoming corporation (“DPRI), of a 100% interest in the Workman Creek Uranium Property. The Company has been granted the sole and exclusive irrevocable right and option to acquire, through DPRI, a 100% interest in and to the claims, subject only to a 3% NSR, and in and to the data all on the terms and subject to the conditions set forth. To exercise the Option, the following cash payments must be made at the times specified:

1.	On execution of the Letter of Intent (LoI), $42,500 to Cooper (paid);

2.
On the earlier of (1) 60 days after the date of the LoI and (2) 5 business days after the acceptance by the TSXV of the Claims as a “Tier 1 Property”, $42,500 to Cooper, as reimbursement of the balance of expenses (paid after year end);

3.	On the “Closing Date”, $50,000 to Cooper;

4.
The funds necessary to initiate the preparatory work to carry out the first phase of the exploration program recommended in the Report must be advanced to Cooper upon receipt by the Company of an acceptable budget with respect to such preparatory work, and the balance of funds necessary to carry out the first phase of such exploration program (currently estimated to be $200,000) must be advanced to Cooper within 5 business days of receipt by the Company of copies of all permits required to permit the balance of such first phase to be carried out;

5.
An aggregate US$2,000,000 in expenditures in connection with maintaining, exploring, developing or equipping any one or more of the Claims (or any additional properties covered by section 6 of the QD&RRI (“Additional Properties”)) for commercial production must be incurred as follows:

i.	on or before the first anniversary of the date of this LoI, not less than an aggregate US$350,000;
ii.	on or before the second anniversary of the date of this LoI, not less than an aggregate US$850,000;
iii.	on or before the third anniversary of the date of this LoI, not less than an aggregate US$1,400,000;
iv.	on or before the fourth anniversary of the date of this LoI, not less than an aggregate US$2,000,000;

provided, that, until the earlier of (1) a minimum aggregate US$1 million of such expenditures has been incurred in respect of the Claims and (2) a bankable feasibility study has been received in respect of the Claims, such expenditures will only be incurred in respect of the Claims;

6.	On the Closing Date, 2,500,000 of the Company’s Common Shares must be issued to the direction of Cooper;

7.
On the Closing Date, the Company must accept the subscription (at a subscription price of $10), by way of private placement subscription agreement in standard form executed by the “Vendors”, for, and issue to the “Vendors”, non-transferable share purchase warrants (the “Warrants”) entitling the purchase by each of the two “Vendors” of 750,000 Common Shares of the Company at a price per share equal to the greater of (1) $0.01 in excess of the closing price of the Company’s shares on the TSXV on the day prior to the announcement of a “Transaction” (as that term is defined in the Underlying Agreement), and (2) the price of any financing completed by the Company concurrently with the Transaction, exercisable for a period of 5 years from the Closing Date; and

8.	On the Closing Date, all of Cooper’s obligation under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed.

The closing date will occur 5 business days after the last of the 3 following dates:

i.	Receipt of TSX Venture Exchange (”TSVX”) acceptance for filing of the Company’s graduation to Tier 1 on the TSVX;
ii.	Receipt of discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the directors of Cooper in circumstances where the claims are being acquired by DPRI;
iii.	Receipt of TSVX acceptance for filing of the claims as a “Tier 1 property”.

The Company has also agreed to a finder’s fee of up to 227,917 common shares in respect to this transaction if it closes.

D. Exchange controls.

The following disclosure addresses provisions of the Investment Canada Act (the “ICA”), enacted on June 20, 1985, that are material to an investment in the Company.

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA.  “WTO investor” generally means:

(a)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;
(b)	governments of WTO members; and
(c)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in the shares of the Corporation by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Corporation and the value of the assets of the Corporation is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2005, the WTO Review Threshold was determined to be $250,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Corporation by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Corporation is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Corporation, is reviewable if the value of the assets of the Corporation is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Corporation is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Corporation, and the value of the assets of the Corporation and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Corporation forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $250,000,000 (in 2005) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Corporation.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)
the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)	the effect of the investment on exports from Canada;
(c)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;
(d)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;
(e)	the effect of the investment on competition within any industry or industries in Canada;
(f)	the compatibility of the investment with national industrial, economic and cultural policies;
(g)
the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)	the contribution of the investment to Canada’s ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister).  On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Corporation on the right of non-Canadians to hold or vote the common shares of the Corporation.

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E. Taxation.

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company. There may be relevant state, provincial or local income tax considerations, which are not discussed.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Canadian Federal Tax Considerations" below)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or perspective holder is made.  Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a Company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a Company.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to Companies receiving dividends from certain United States Companies.  A U.S. Holder which is a Company and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment Company,” as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company’s common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are Companies that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not Companies, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are Companies (other than Companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding Company.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.  The Company does not believe that it currently qualifies as a foreign personal holding Company.  However, there can be no assurance that the Company will not be considered a foreign personal holding Company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Companies, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment Company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Company does not believe that it currently qualifies as a foreign investment Company.  However, there can be no assurance that the Company will not be considered a foreign investment Company for the current or any future taxable year.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign Companies.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a Company that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign Company or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  If a foreign Company owns, directly or indirectly, at least 25% by value of the stock a second Company, then for purposes of the PFIC tests described above, the first Company will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second Company.

The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign Company during any year in which such Company qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign Company qualifies as both a PFIC and a “controlled foreign Company” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of s stock entitled to vote of such foreign Company (See more detailed discussion at “Controlled Foreign Company” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a Company, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign Company, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PCIF.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distribution of his Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a Company must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign Company that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election’).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.s. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.s. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Company

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and Companies or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States shareholder”), the Company could be treated as a controlled foreign Company (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.  If a foreign Company is both a PFIC and a CFC, the foreign Company generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Companies ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of al material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of Rodinia Minerals Inc. (the “Company”) who for the purposes of the Income Tax Act (Canada)(the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.  The 15% rate is further reduced to 5% if the shareholder is a Company owning at least 10% of the outstanding common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

F. Dividends and paying agents.

The payment of dividends on the Shares of the Company is within the discretion of the Board of Directors and will depend upon the Company’s future earnings, its capital requirements, its financial condition, and other relevant factors.  No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

G. Statement by experts.

Dr. J.H. Montgomery, Ph.D., P. Eng of Vancouver, British Columbia is cited as an expert in this statement and is the author of the included technical report attached as an exhibit. Dr. Montgomery is geological engineer and resides at 8606 Fremlin Street, Vancouver, B.C. He is a graduate of the University of British Columbia: B.SC. in 1959; M.Sc. in 1960 and Ph.D. in 1967. He has practiced in his profession since 1959, and is a member of the Association of Professional Engineers and Earth Science of British Columbia. He is also on the advisory board of the Canadian Institute of Gemology. On page 80 of the technical report, Dr. Montgomery consents to the Company using his report in this manner.

N.I. Cameron Inc., Chartered Accountants, has audited the financial statements included in this statement. They are located at 475 Howe Street, Suite 303, Vancouver, British Columbia V6C 2B3. N.I. Cameron, Inc., and its predecessor firm have been established in Vancouver since 1983.N.I. (“Nick”) Cameron, who heads N.I. Cameron, Inc., is a licensed Chartered Accountant practicing in British Columbia. He has met the requisite standards in education, experience, and evaluation required for licensing. The auditor consents to the Company using the audited financials.

H. Documents on display.

The above contracts and documents respecting the Company may be inspected at the registered and records offices for the Company in the Province of British Columbia, located at 595 Howe Street Suite 600, Vancouver, British Columbia, V6C 2T5.

The Company has filed with the Securities and Exchange Commission this registration statement Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Company’s Common Shares.

You may read and copy all or any portion of this registration statement Form 20-F and other information in our files in the Commission’s public reference room at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I. Subsidiary Information.

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company currently has no revenues. The Company’s financial instruments are comprised of trade accounts receivables and payables which are subject to normal credit risks.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not Applicable

B. Warrants and Rights.

During the year ending December 31, 2004, the Company issued 800,000 units at a price of $0.18 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 per share for a period of one year. Subsequent to the year end, 200,000 of these warrants were exercised.

During the year ending December 31, 2004,, the Company issued 824,000 units at a price of $0.25 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 per share for a period of one year.

During the year ending December 31, 2004,, the Company engaged Haywood Securities Inc. (“Haywood”) to conduct a private placement of 2,000,000 units at a price of $0.65 per unit. Each unit (a “Unit”) will consist of one common share of the Company and one-half share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share of the Company at a price per common share of $0.80 in the first year and $0.90 in the second year. Haywood will receive a commission equal to 7.5% of the proceeds of the offering, payable in cash or Units. Haywood will also receive warrants (the “Agent’s Warrants”) equal to 10% of the number of Units sold under the offering, each Agent’s Warrant being convertible into one Unit at a price of $0.65, and a corporate finance fee of 30,000 Units for services rendered in connection with the offering.

During the year ending December 31, 2003, the Company completed a private placement of 1 million shares and 1 million share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share for $0.12 if exercised on or before September 8, 2004 and $0.15 per share thereafter up to and including September 8, 2005. During the year, 50,000 of those warrants were exercised for proceeds of $6,000. Subsequent to the year end, an additional 200,000 warrants were exercised for proceeds of $30,000.

Share Purchase Warrants

2004	2003
	Number of options	Weighted Average Price	Number os Options		Weighted Average Price
Balance - beginning of year	1,000,000	$0.15	150,000		$3.33
Granted	925,216	$0.23	100,000,000		$0.15
	888,400	$0.35		$
Exercised/expired	(50,000)	$0.15	(150,000)		$3.33
	2,763,616	$0.49	273,360		$0.25

C. Other Securities.

Not applicable

D. American Depositary Shares.

Not applicable

PART II

Not Applicable

PART III

Item 17 Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Amendement: Financial Statements for the nine months ended September 30, 2005

Consolidated Balance Sheets	70
Consolidated Statements of Income and Deficit	71
Consolidated Statements of Cash Flows	72
Notes to Financial Statements	73 thru 80

18. Financial Statements.

See Item 17.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Rodinia Minerals, Inc
(Registrant)
Date: June 17, 2005	By:	/s/ Don Morrison
Don Morrison
President and CEO

Rodinia Minerals, Inc.

Financial Statements

For the Nine Months Ended September 30, 2005

RODINIA MINERALS INC.

Consolidated Balance Sheet
	30-Sep-2005	31-Dec-2004
ASSETS
Cash	1,172,668	69,493
GST Receivable	3,884	2,844
Other Receivable	34,054
Prepaid Expense	12,340	10,000
	1,222,946	82,337
FIXED ASSESTS
Furniture & Equipment	18,592
Accumulated Depreciation	(1,906)
	16,686
Resource Properties	936,281	374,281
TOTAL ASSETS	2,175,913	456,618

LIABILITIES
Accounts Payable	10,573	139,220
Convertible Loans		135,535
TOTAL LIABILITIES	10,573	274,755

SHAREHOLDERS' EQUITY (DEFICIT)

Share Capital	15,475,260	13,179,357
Contributed Surplus	589,692	273,892
Deficit	(13,899,612)	(13,271,386)
Total Stockholders Equity	2,165,340	181,863

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	2,175,913	456,618

RODINIA MINERALS INC.

Consolidated Statements of Incomeand Deficit
For the Three Quarters Ended September 30, 2005 and 2004

	For the three months ending 30-Sep-2005	For the three months ending 30-Sep-2004	For the nine months ending on 30-Sept-2005	For the nine months ending 30-Sep-2004
Revenue
Interest Income	1,289	697	3,013	786

Expenses

Accounting & Legal	8,743	6,759	78,902	15,848
Amortization	981		1,906
Bank Charges & Interest	111	79	472	487
Consulting Fees	13,500		38,600
Corporate & Administration	1,827	967	6,530	1,267
Directors' Fees			5,500
Filing Fees & Services	44,449	2,331	68,425	10,988
Interest-Other			7,228
Management Fees (Note 9)	15,300	7,500	40,050	22,500
Rent, Telephone & Office	4,592	2,252	15,533	6,059
Shareholders Communication & Promotion	16,209	877	46,378	10,119
Stock-Based Compensation	26,000		315,800	50,750
Transfer Agent Fees	2,565		5,915	967
Write-Off Old Debt				(269)
Total Expenses	134,277	20,765	631,239	118,716

Net Income (Loss)	(132,988)	(20,068)	(628,226)	(117,930)

Deficit, Beginnig of the Period	(13,766,624)	(13,006,714)	(13,271,386)	(12,908,852)
Deficit, End of the Period	(13,899,612)	(13,026,782)	(13,889,612)	(13,026,782)
Loss Per Share Weighted Average: 8.886.438 Shares	(0.02)	(0.02)	(0.07)	(0.04)

RODINIA MINERALS INC.

Consolidated Statement of Cashflows
For the Third Quarters Ended September 30, 2005 and 2004

	For the three months ended 30-Sep-2005	For the three months ended 30-Sep-2004	For the nine months ended 30-Sep-2005	For the nine months ended 31-Dec-2004
Operating Activities
Net Income (Loss)	(132,988)	(20,068)	(628,226)	(117,930)
Items not Involving Cash
Amortization	981		1,906
Stock-Based Compensation	26,000		315,800	50,750
		(20,068)	(310,520)	(67,180)
Changes in Non-Cash Working Capital

(Increase) Decrease in A/R	(6,369)	567	(35,094)	(33)
(Increase) Decrease in Prepaid	(3,000)		(2,340)
(Increase) Decrease in Due to Related		11,500
Increase (Decrease) in A/P	(13,612)	(1,993)	(128,647)	(35,498)

Cash Applied to Operating Activities	(128,988)	(9,994)	(476,601)	(102,711)

Cash Flow from Investing Activities

Fixed Assets	(2,114)		(18,592)
Resource Property Acquisition	(129,975)	(58,028)	(562,000)	(58,028)

Net Cash from Investing Activities	(132,089)	(58,028)	(580,592)	(58,028)

Cash Flow From Financial Activities

Issuance of Common shares	548,886	212,000	2,295,903	356,000
Increase (Decrease) in Loans Payable		115,718	(135,535)	115,043

Net Cash from Financial Activities	548,886	327,718	2,160,368	471,043

(Decrease) Increase in Cash	287,809	259,696	1,103,175	310,304

Cash at Beginning of Period	884,859	50,954	69,493	346
Cash at end of Period	1,172,668	310,650	1,172,668	310,650

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

1. CONSOLIDATION

These financial statements include the accounts of the Company and its wholly-owned subsidiary.
Donnybrook Platinum Resources Inc. The subsidiary was incorporated in the State of Wyoming, U.S.A. on December 15, 1999.

2. CHANGE OF NAME

Effective August 13, 2003, the Company has changed its name from Donnybrook Resources Inc. to Rodinia Minerals Inc.

3. NATURE OF OPERATIONS

The Company is in the business of exploring and acquiring its resource properties. As at December 31, 2004, the Company had signed a Letter of Intent for an option agreement to acquire a mineral property in Arizona. On February 25, 2005, the TSX Venture Exchange approved the reactivation application and the option agreement to acquire the Workman Creek Uranium Property. As a result, the Company’s listing was transferred from NEX to TSX Venture. At that time the trading symbol for the Company changed from RM.H to RM. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the properties or proceeds from disposition.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.
The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)  Resource properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When and if production is attained, these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(b) Going concern

The accompanying financial statements have been presented assuming the Company will continue as a going concern. At September 30, 2005, the Company had accumulated $13,899,612 in losses and had no revenue-producing operations. At the date of this report, the Company has almost no liquidity and its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with revenue producing venture partner. These matters raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made in the accompanying financial statements to provide for this uncertainty.

(c) Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange. Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, of accounting for options and other stock-based compensation payments. This section requires the adoption of the fair value method effective January 1, 2004 and encourages earlier adoption of this requirement. Accordingly, the Company has adopted, on a prospective basis, the fair value method of accounting for all options, warrants and other stock-based compensation payments issued during fiscal 2003.

5. RESOURCE PROPERTIES
Resource properties consist of:

Resource Properties Expeditures At Wokman Creek up to September 30, 2005
(All figures are in Canadian dollars):

	30 - Sept - 2005	31 - Dec - 2004
Cooper Property (Workman Creek Project $CAD)
Property acquisition	$85,000	$-
Property deposit	41,162	42,500
Advanced Royalty	30,283	-
Assays	5,134	-
Claims	68,978	39,334
Consulting	212,494	56,705
Equipment rental	77,048	34,398
Field expenses	60,712	1,263
General and administration	69,665	16,625
Reports and maps	12,712	12,712
Site visits	15,824	6,088
Staking program	164,656	164,656
Total Resource Properties	$843,668	$374,281

During this quarter, the Company also advanced $92,613 to stake 200 claims in the Mormon Lake (Utah) area.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

5. RESOURCE PROPERTIES (Cont’d)

Cooper Property (Workman Creek Project)

On October 26, 2004 the Company entered into a Letter of Intent with Cooper Minerals, Inc.
(“Cooper”) with the intention to enter into a formal option agreement which will provide for theacquisition by the Company, through its wholly owned subsidiary, Donnybrook Platinum Resources Inc, a Wyoming corporation (“DPRI), of a 100% interest in the Workman Creek Uranium Deposit Project. The Company has been granted the sole and exclusive irrevocable right and option to acquire, through DPRI, a 100% interest in and to the claims, subject only to a 3% NSR, and in and to the data all on the terms and subject to the conditions set forth. To exercise the Option, the following cash payments must be made at the times specified:

1. On execution of the Letter of Intent (LoI), $42,500 to Cooper (paid);

2. On the earlier of (1) 60 days after the date of the LoI and (2) 5 business days after the acceptance by the TSXV of the Claims as a “Tier 1 Property”, $42,500 to Cooper, as reimbursement of the balance of expenses (paid);

3. On the “Closing Date”, $50,000 to Cooper;

4. The funds necessary to initiate the preparatory work to carry out the first phase of the exploration program recommended in the Report must be advanced to Cooper upon receipt by the Company of an acceptable budget with respect to such preparatory work, and the balance of funds necessary to carry out the first phase of such exploration program (currently estimated to be $200,000) must be advanced to Cooper within 5 business days of receipt by the Company of copies of all permits required to permit the balance of such first phase to be carried out;

5. An aggregate US$2,000,000 in expenditures in connection with maintaining, exploring, developing or equipping any one or more of the Claims (or any additional properties covered by section 6 of the QD&RRI (“Additional Properties”)) for commercial production must be incurred as follows:

i. on or before the first anniversary of the date of this LoI, not less than an aggregate US$350,000;
ii. on or before the second anniversary of the date of this LoI, not less than an aggregate US$850,000;
iii. on or before the third anniversary of the date of this LoI, not less than an aggregate US$1,400,000;
iv. on or before the fourth anniversary of the date of this LoI, not less than an aggregate US$2,000,000; provided, that, until the earlier of (1) a minimum aggregate US$1 million of such expenditures has been incurred in respect of the Claims and (2) a bankable feasibility study has been received in respect of the Claims, such expenditures will only be incurred in respect of the Claims;

6. On the Closing Date, 2,500,000 of the Company’s Common Shares must be issued to the direction of Cooper;

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

5. RESOURCE PROPERTIES (Cont’d)

Cooper Property (Workman Creek Project)

7. On the Closing Date, the Company must accept the subscription (at a subscription price of $10), by way of private placement subscription agreement in standard form executed by the “Vendors”, for, and issue to the “Vendors”, non-transferable share purchase warrants (the “Warrants”) entitling the purchase by each of the two “Vendors” of 750,000 Common Shares of the Company at a price per share equal to the greater of (1) $0.01 in excess of the closing price of the Company’s shares on the TSXV on the day prior to the announcement of a “Transaction” (as that term is defined in the Underlying Agreement), and (2) the price of any financing completed by the Company concurrently with the Transaction, exercisable for a period of 5 years from the
Closing Date; and

8. On the Closing Date, all of Cooper’s obligation under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed. The closing date will occur 5 business days after the last of the 3 following dates:

i. Receipt of TSX Venture Exchange (”TSVX”) acceptance for filing of the Company’s graduation to Tier 1 on the TSVX;
ii. Receipt of discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the directors of Cooper in circumstances where the claims are being acquired by DPRI;
iii. Receipt of TSVX acceptance for filing of the claims as a “Tier 1 property”.
The Company has also agreed to a finder’s fee of up to 227,917 common shares in respect to this transaction if it closes.

During the year, the Company staked an additional 161 mineral claims in the same area.

6. LOANS PAYABLE

	2005		2004
Unsecured loans payable, non-interest bearing,
no specified terms of repayment	$	Nil	$135,535
	$	Nil	$135,535

Unsecured loans payable, non-interest bearing, no specified terms of repayment The loans ($151,800 - accepted by the TSX on October 19, 2004) are for a one year term, unsecured and non-interest bearing. On March 10, 2005, the lenders converted their loans into units at a deemed value of $0.30 per unit. Each unit consists of one common share of the Company and one nontransferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at $14,025 was paid with respect to this transaction. In the previous year end, $16,265 of the loan was classified as contributed surplus to recognize the value of the conversion feature of the loans

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

7. CAPITAL STOCK

- Changes in capital stock during the periods ended March 31 were as follows:

	2005		2004
	Number of		Number of
	Shares	Amount	Shares	Amount

Balance, beginning of year	5,541,995	$13,179,357	3,683,595	$12,793,357

Issued during the year:

- Warrants exercised @ $0.15	950,000	142,500

- Private Placement @ $0.18			800,000	144,000
- Private Placement @ $0.25			824,000	206,000
- Private Placement @ $0.65	2,000,000	1,300,000
- Finders’ fee		180,000

- Legal fees & expenses		(13,615)
- Loan conversion @ $0.30	506,000	151,800
- Value of conversion feature		(16,265)
- Deemed interest on conversion		6,283
- Finders’ fee	46,750	14,025	64,400	-
- Bonus shares		17,857
- Options exercised @ $0.25	18,360	4,590
- Agent’s options exercised @ $0.65	26,184	17,020
- Warrants exercised @ $0.15	950,000	142,500
- Warrants exercised @ $0.23	925,216	212,800
- Warrants exercised @ $0.12	33,500	10,050	50,000	6,000
- Warrants exercised @ $0.30	519,250	155,775
- Warrants exercised @ $0.35	888,400	310,940
- Warrants exercised @ $0.23	925,216	212,800

Balance at end of year	11,605,112	$15,475,260	5,421,995	$13,149,357

(b) In the previous year, the Company engaged Haywood Securities Inc. (“Haywood”) to conduct a brokered private placement of 2,000,000 units at a price of $0.65 per unit. Each unit (a “Unit”) will consist of one common share of the Company and one-half share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share of the Company at a price per common share of $0.80 in the first year and $0.90 in the second year. Haywood will receive a commission equal to 7.5% of the proceeds of the offering, payable in cash or Units. Haywood will also receive warrants (the “Agent’s Warrants”) equal to 10% of the number of Units sold under the offering, each Agent’s Warrant being convertible into one Unit at a price of $0.65, and a corporate finance fee of 30,000 Units for services rendered in connection with the offering. On February 24, 2005, the Company closed on the private placement of 2 million shares for gross proceeds of $1,300,000. (c) On March 10, 2005, the lenders converted their loans into units at a deemed value of $0.30 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at $14,025 was paid with respect to this transaction.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

7. CAPITAL STOCK (Cont’d)

(d) In January 18, 2004, the Company arranged a $75,000 loan. The loan is for a period of 30 days and bears an interest rate of 10% per annum. This is an arm’s length transaction. On March 3, 2004, the loan was repaid. A finder's fee of $7,500 applied in accordance with TSX Venture Exchange (the “Exchange”) policies. In addition, for providing this facility to the Company, the lender received a bonus of 17,857 common shares, in the maximum number allowed by Exchange policies.

(e) Stock Option Plan

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issuance of up to 10% of the Company’s issued and outstanding shares to eligible employees, directors and services providers of the Company and its subsidiaries. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at March 31, 2005, all options were fully vested.

(f) Stock Options

During the periods ended September 30, 2005 and 2004, stock options were granted, exercised and expired/cancelled as follows:

	2005	Weighted	2004	Weighted
	Number of	Avg.	Number of	Avg.
	Options	Price	Options	Price
Balance
Beginning of year	541,360	$0.49	273,360	$0.25
Granted	820,000	$0.81	175,000	$0.30
Exercised/expired	(18,360)	$0.25	(120,000)	$0.25

	1,343,000	$0.69	448,360	$0.27

On September 21, 2005, the Company amended the exercise price of 540,000 stock options from $1.25 to $0.92.

During the period, the Company granted 820,000 stock options to directors and consultants. The fair value of these options have been estimated using the Black-Scholes option pricing model using a risk-free interest rate of 2.0%, an expected life of 2 years, an imputed dividend yield of 0%, and a volatility assumption as indicated below:

Number	Exercise			Value	Total		Volatility
of Options	Price	Grant	Date	per share	Value		Assumption

420,000	$1.25		31-Mar-05	$0.69	$289,800		69%
400,000	$0.70		01-Sept-05	$0.26	$104,000	*	62%

* Based on the vesting policy, only 25% of the fair value ($26,000) of the 400,000 options granted on September 1, 2005 has been charged to expenses.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

7. CAPITAL STOCK (Cont’d)

(h) Share Purchase Warrants

During the periods ended September 30, 2005 and 2004, warrants were granted, exercised and expired/cancelled as follows:

	2005	Weighted	2004	Weighted
	Number of	Avg.	Number of	Avg.
	Options	Price	Options	Price
Balance
Beginning of year	2,763,616	$0.24	950,000	$0.15
Granted	552,750	$0.30	1,813,616	$0.29
	1,090,000	$0.80
Agents’ option	299,000	$0.65

Exercised/expired	(3,342,550)	$0

	1,363,815	$0.78	2,763,616	$0.24

8. CONTRIBUTED SURPLUS

	Sept. 30, 2005	Dec.31, 2004

Opening balance	$273,892	$73,857
Loan conversion (Note 6)	---	16,265
Employee and director stock options	315,800	183,770

Closing balance	$589,692	$273,892

9. RELATED PARTY TRANSACTIONS

During the period, the Company was charged $40,050 (2004 - $22,500) by a director of the Company for management fees; $31,000 (2004 - Nil) by a director for consulting fees; $5,500 (2004 - Nil) by 4 directors for directors’ fees; and deferred costs of $4,450 (2004 - Nil). In addition, the director charged the Company $5,000 (2004 - $7,250) for rent and telephone expenses. The transactions were recorded at the exchange amount.

10. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

11. SUBSEQUENT EVENTS

Private Placement

On October 31, 2005, the Company announced that it had completed its previously announced brokered private placement. The Company received gross proceeds of $3,040,500 on the private placement of 4,108,785 units at a price of $0.74 per unit through Haywood Securities Inc. as Agent. Each unit (a “Unit”) consists of one share and one transferable warrant (a “Warrant”). Each Warrant entitles the purchase of one share at a price of $1.10 for a period of twelve (12) months subject to the Company’s right to accelerate the expiry date of the warrants if, at any time after December 27, 2005, its shares close above $1.50 per share for 30 consecutive trading days (the “acceleration right”). The Company paid a 6% commission by issuing 246,527 shares and non-transferable warrants to purchase up to an additional 246,527 shares at a price of $1.10 for a period of twelve (12) months, subject to the acceleration right, and granted a non-transferable option to purchase up to 308,159 Units at a price of $0.74 per Unit, each Unit consisting of one share and one non-transferable warrant entitling the purchase of one additional share on the same terms as for the Warrants included in the Units. The Company also paid a corporate finance fee of 25,000 Units. Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek uranium deposit in Gila County, Arizona and working capital. In accordance with applicable securities laws, all securities issued in connection with the private placement are subject to a hold period expiring March 1, 2006.

Option and Joint Venture Agreement

On November 4, 2005, the Company announced that it had negotiated the terms of an option and joint venture agreement with Patriot Power Corp., a private Nevada corporation, (“Patriot”) pursuant to which Patriot can acquire from the Company a 60% interest in 209 recently staked unpatented lode mining claims located in Arizona (the “209 Claims”). Patriot will acquire its 60% interest in the 209 Claims upon Patriot exercising an option (the “Patriot Option”) it holds to acquire a 100% interest, subject to Yellowcake Royalties totaling 3%, in 21 unpatented lode mining claims (the “Lake Claims”). The 209 Claims surround the Lake Claims. Upon the exercise by Patriot of the Patriot Option, the terms of the option and joint venture agreement provide that the Company will then hold a 40% joint venture interest in all 230 claims, subject to the Yellowcake Royalties totaling 3%. To exercise the Patriot Option, Patriot must pay US$1,300,000, issue 2,500,000 shares and 1,000,000 share purchase warrants and expend not less than an aggregate US$3,500,000 on exploration over four years. Under the terms of the option and joint venture agreement with the Company, Patriot is obliged to maintain the 209 Claims in good standing and is granted the right to conduct exploration and development work on them.

Item 19. Exhibits.

Exhibit 1.	Articles of Incorporation*
Exhibit 2.	Technical Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005