Form 20-F/A
Rodinia Minerals Inc.
filed 2006-04-05
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934.

RODINIA MINERALS, INC.
 (Exact name of registrant as specified in its charter)

Province of British Columbia
(Jurisdiction of incorporation or organization)

Suite 600, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6
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

None
(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the Registration Statement. As of December 31, 2004, there were 5,541,995 common shares issued and outstanding. As at March 27, 2006 there were 17,290,671 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx        Item 18 ______

TABLE OF CONTENTS

Forward-looking Statements	page 3
Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources	page 3
Glossary of Mining Terms	page 4
Part I	page 7
Item 1. Identity of Directors, Senior Management and Advisors	page 7
Item 2. Offer Statistics and Expected Timetable	page 8
Item 3. Key Information	page 9
Item 4. Information on the Company	page 18
Item 5. Operating and Financial Review and Prospects	page 31
Item 6. Directors, Senior Management and Employees	page 37
Item 7. Major Shareholders and Related Party Transactions	page 45
Item 8. Financial Information	page 45
Item 9. The Offer and Listing	page 46
Item 10. Additional Information	page 47
Item 11. Quantitative and Qualitative Disclosures About Market Risk	page 65
Item 12. Description of Securities Other than Equity Securities	page 65
Part II	page 66
Part III	page 67
Item 17. Financial Statements	page 67
Item 18. Financial Statements	page 67
Item 19. Exhibits	page 99

Forward-looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

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

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.
Vein	a thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.
Wall Rock	the rock adjacent to a vein.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management.

Donald Morrison President and Director	56 years old	4036 W. 12th Avenue Vancouver, BC. V6R2P3

Donald Mosher, Vice President Corporate Communications and Director	49 years old	1785 Ross Road North Vancouver, BC. V7J 1V8

Ken Thorsen, Vice President Exploration, Director	59 years old	1936 Eureka Avenue Port Coquitlam, BC. V3C 5P5

Robert Pirooz Director	42 years old	150 Tolmie Avenue Vancouver, B.C. V6R 4B5

Mr. Walter Brooks, a Director, was not reappointed to the Board at the Company’s AGM on June 10, 2005

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

States (“U.S. GAAP”).

	2004	2003	2002	2001	2000
Interest Revenue
Canadian GAAP	$1,035	$12	$14	$79	$329
United States GAAP	$1,035	$12	$14	$79	$329

Total Assets
Canadian GAAP	$456,618	$652	$2,315	$985,898	$1,676,842
United States GAPP	$82,337	$652	$2,315	$2,399	$18,585

Net (Loss)
Canadian GAAP	$(362,534)	$(154,427)	$(1,015,682)	$(657,964)	$(1,365,772)
United States GAAP	$(736,815)	$(154,427)	$(32,183)	$(47,886)	$(3,199,179)

Shareholders' Equity
Canadian GAAP	$181,863	$(41,638)	$(141,068)	$874,614	$1,443,828
United States GAAP	$(192,418)	$(41,638)	$(141,068)	$(108,885)	$(214,429)

Share Capital
Canadian GAAP	$13,179,357	$12,793,357	$12,613,357	$12,613,357	$12,408,982
United States GAPP	$13,179,357	$12,793,357	$12,613,357	$12,613,357	$12,408,982

Net (Loss) Per Share
Canadian GAAP	($0.08)	-$0.02	($0.08)	($0.06)	($0.13)
United States GAAP	($0.16)	($0.02)	$0.00	$0.00	($0.31)

Cash Provided
Canadian GAAP	$(93,697)	$(80,680)	(93,067)	(94,527)	(105,504)
United States GAAP	$(467,978)	$(80,680)	(26,585)	(32,973)	(195,616)

Investing Activity
Canadian GAAP	$(374,281)	-	$(66,482)	$(127,500)	$(90,112)
United States GAAP	-	-	-	-	-

Dividends Declared Per Share
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
United States GAAP	NIL	NIL	NIL	NIL	NIL

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

	Year Ended December 31,
Year	2004	2003	2002	2001	2000
Average for Period	1.2034	1.2923	1.5800	1.5925	1.4995

	Month Ended
Month		September	August	July	June	May	April
Year		2005	2005	2005	2005	2005	2004
Stock Price	High for Period	1.1880	1.2185	1.2437	1.2578	1.2703	1.2568
Stock Price	Low for Period	1.1607	1.1888	1.2048	1.2256	1.2373	1.2146

Rate of Currency Exchange

As of September 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.1607 (US $1.00 = CAD $1.1607).

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

The table details capitalization and indebtedness for the nine months ending September 30, for the fiscal year 2005.

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

As at January 10, 2006, the Company was sufficiently funded to fulfill the terms of its option agreement with Cooper Minerals and complete its acquisition of 100% of the Workman Creek property in Gila County, Arizona. (for details pertaining to Rodinia’s option agreement with Cooper Minerals see “Terms of Rodinia’s Option Agreement with Cooper Minerals”below)

1. Private Placement of 2,000,000 Units March 9, 2005

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

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement are subject to a hold period, which expired on March 1, 2006.

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

The paragraph below discusses the Company’s financial position following the completion of private placements in 2005 and in January of 2006.

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

Mr. Don Morrison, our President and a Director of the Company, Mr. Donald Mosher, our Vice President of Communications and a Director of the Company, and Mr. Robert Pirooz, a Director of the Company do not have formal training as geologists. Because these key members of our management team have no formal training as geologists, these individuals may not be fully aware of the specific requirements related to exploring and developing a uranium mining project. It is possible that some decisions and choices enacted by these key members of our management team may not take into account standard engineering or managerial approaches, which mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due.

Mr. Ken Thorsen, P Eng., our Vice President of Exploration and a Director of the Company, possesses the training and experience that is required to manage our uranium projects from the exploration phases through to the possible development of a mine. Mr. Thorsen is a formally trained geologist and holds a BSc Geological Engineering. Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects as Project and Senior Project geologist for SMDC (now Cameco). Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position, Mr Thorsen was responsible for the administration of 17 exploration offices and all field operations of the exploration department.

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

WE ARE DEPENDENT ON KEY PERSONNEL. IF WE ARE NOT ABLE TO RETAIN THE SERVICES OF OUR KEY PERSONNEL OUR BUSINESS COULD BE ADVERSELY AFFECTED.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of key Officers and Directors. The loss of services of Don Morrison, (President and Director), Donald Mosher (Vice President Communications and Director) Ken Thorsen (Vice President Exploration and Director) or Robert Pirooz (Director) could have a material adverse effect on our business. The Company has not purchased key man life insurance for any of these individuals.

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

Rodinia is sufficiently funded to complete its planned exploration program at Workman Creek over the coming eighteen months (Phase 1, now complete; and, Phase 2, currently underway). The Company had CAD $310,650 in cash on its balance sheet as of September 30, 2004. This cash position was augmented by the completion of a CAD $ 1,300,000 private placement that we announced on March 9, 2005. On October 31, 2005, we completed a separate and subsequent private placement, receiving gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit. On January 10, 2006, the Company completed a financing for gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. Now holding CAD $ 4,540,000 (as at March 22, 2005), management is confident that the Company has sufficient capital (cash on hand) to finance the exploration program at Workman Creek.

Past Projects and Operations

By agreement dated December 15, 1999 and subsequently amended, the Company acquired a 100% interest in the North Rock Property that consisted of 6 mineral claims located in the Kenora Mining District, Province of Ontario and 14 mineral claims located in the State of Wyoming, United States of America.

Disposition of North Rock Property and Wyoming Property

On May 14, 2002, the Company entered into an agreement to sell the three properties in Wyoming, USA and will retain a 1% N.S.R. The Company received CAD $65,091 (USD $42,487) to close this transaction. In December 2002, the Company decided to write-off the remaining deferred acquisition and exploration costs related to the North Rock Property. During that year, the results received on the property were not viable enough to warrant further expenses. The Company allowed the lease on the property to expire, which automatically terminated the agreement.

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

To successfully meet the terms of the option agreement with Cooper, Rodinia must satisfy, or has satisfied (completed), the following requirements:

(1)	the Company graduates from its current Tier 2 listing to a Tier 1 listing on the TSX Venture Exchange

(2)	the Company pays USD $135,000 upfront (completed)

(3)
the Company expends USD $2,000,000 on exploration over 4 years (CAD $2,406,000 at the time the option was agreed upon by both parties); the Company issues 2.5 million of its shares and issues 1.5 million non-transferable share purchase warrants entitling the purchase of up to 1.5 million of its shares for five years.  (The strike price of the warrants will be set when Rodinia graduates to a Tier 1 listing. Note: Although the Company was required to pay USD $135,000 up front, further payment of 2.5 million shares and 1.5 million warrants is not required until Rodinia graduates from its current listing on the Tier 2 of the TSX Venture Exchange to the Tier 1 of the TSX Venture Exchange, at which time the strike price of the warrants will be set.)

(4)
Completion of the acquisition of the claims from Cooper will occur when requirement #3, as outlined above, is satisfied. Once issued, the warrants will be exercisable at a price equal to the greater of (1) $0.01 in excess of the closing price of the Company’s shares on the TSX Venture Exchange on the day prior to the announcement of the acquisition of the claims from Cooper and (2) the price of any financing completed by the Company concurrent with the completion of the acquisition of the claims from Cooper.

A Finder’s Fee of 227,000 shares was paid, which was within the maximum amount permitted under the policies of the TSX Venture Exchange.

Overview: TSX-V Listing Requirements for a Mining Issuer - Tier 2 & Tier 1

The TSX Venture Exchange offers companies a listing system that consists of Tier 2 and Tier 1 listed categories. Each tier has specific minimum listing requirements based on a company’s performance, resources and stage of development. Each tier establishes financial, operations and management criteria (corporate governance structures) for companies that operate within different industry sectors.

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

(c)	a Geological Report recommending a minimum of $200,000 non-contingent work program on the Qualifying Property; and

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

Subsequent to signing the Letter of Intent with Cooper Minerals, we completed a private placement for CAD $1,300,000 (announced November 24, 2004 and completed March 09, 2005) securing Rodinia’s graduation to a Tier 2 listing on the TSX-V. (For details of the CAD $1.3 million private placement see “Recently Completed Financing”above.)

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

Status of Rodinia’s Compliance with Tier 1 Listing Requirements

At present, we are anticipating the completion of a resource re-classification (NI #43-101 compliant) which is required to be compliant with Tier 1 criteria. The resource re-classification is not yet complete, but we anticipate that it will be completed in May 2006. Once the resource re-classification has been completed, we can apply for Tier 1 status.

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

During this quarter, the Company also advanced $92,613 to stake 209 claims in the Mormon Lake (Utah) area.

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

Property Report on Workman Creek

Rodinia commissioned Joe Montgomery PhD., a Qualified Person (as defined under NI #43-101), to author a property report. In the report, Dr. Montgomery, the Qualified Person, noted:

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

Conclusions and Recommendations from the Property Report

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

In the report, Dr. Montgomery describes the Workman Creek Uranium Property as “…stratiform and lying within the Dripping Spring Quartzite, a unit of the Upper Precambrian Apache Group. Mineralization is present mainly in the upper siltstone member of the Dripping Spring Quartzite. This uranium bearing unit is in excess of ten miles in length. Controls of mineralization aside from the stratigraphic control, are north-trending faults and monoclinal folding and contact with a complex system of dykes and sills.” Dr. Montgomery also noted that the resource is open on two sides and believes that further exploration could expand it. Rodinia has staked additional ground around the known deposit.

Exploration Plan: Phase 1 and Phase 2 Exploration at Workman Creek as Recommended in Dr. Montgomery’s Property Report

As recommended by Dr. Montgomery in the property report, our initial plan of operation is based on a staged exploration program at Workman Creek that is comprised of two phases. Our proposed exploration program is designed to explore for uranium potential on the Workman Creek mineral claims. We are an exploration stage company and we cannot assure you that a commercially viable mineral deposit exists on our mineral claims.

The Company raised the funding required to execute Phase 1 and Phase 2 of the Company’s exploration program at Workman Creek, with the successful completion of two private placements that raised CAD $1.3 million, (completed March 09, 2005) and CAD $3.04 million (completed October 31, 2005).

Phase 1, which is complete, consisted of an evaluation of the immense Wyoming Mineral Corporation database (compiled during the period 1978 to 1980); twinning of several holes to confirm grade and nature of mineralization; a comparison of radiometric and chemical analyses; and additional claim staking.

We are using the data from Phase 1 to compile a resource reclassification, which we will then use to apply for a Tier 1 listing on the Toronto Venture Exchange.

Phase 2 of the proposed program is a much more extensive and detailed exploration phase. Phase 2 will determine the extent and quality of uranium mineralization. During this phase, an evaluation of the ore body will be conducted to determine if in situ leaching is feasible. From there a preliminary feasibility study could be completed.

Phase 2 of the project is expected to take about six months to complete at an estimated cost of USD $550,000.

Total cost for Phase 1 and Phase 2 is estimated to cost USD $800,000.

The Company has started to work on Phase 2, but has not yet completed this stage of their exploration program.

Rodinia is in the process of completing a resource reclassification on the Company’s Workman Creek property that is NI 43-101 compliant, and will incorporate as part of their application for a Tier 1 listing on the TSX-V.

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

The Company can exercise its back-in right in respect of the Lucky Boy Uranium Project at any time after an aggregate USD $500,000 has been spent on the Project and Golden Patriot has thereby earned a 60% interest in it, and until 30 days after the Company receives notice that an aggregate USD $1,000,000 has been spent on the Project and Golden Patriot has thereby earned its100% interest. Golden Patriot’s interest in the Lucky Boy Uranium Project is subject to a 3% Yellow Cake Royalty.

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

Subsequent Acquisitions

During the third quarter that ended September 30, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through claim staking” in the Mormon Lake (Utah) area with the intent to explore these claims for the presence of uranium mineralization.

Option and Joint Venture Agreement with Patriot Power Corp.: On November 4, 2005, Rodinia announced that it had negotiated the terms of an option and joint venture agreement with Patriot Power Corp., a private Nevada corporation, (“Patriot”) pursuant to which Patriot can acquire from the Company a 60% interest in 209 staked unpatented lode mining claims located in Arizona (the “209 Claims”).

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

Nine Months Ended September 30, 2005
(All figures in Canadian dollars)

For the nine months ending September 30, 2005, the Company had accumulated a loss of $628,226 as compared to a loss of $362,534 for the year ended December 31, 2004 Part of the increase in net loss came from the expense relevant to stock options granted. The fair value of the 391,000 stock options granted during the nine month period from January 01, 2005 to September 30, 2005 was estimated at $78,000 (2004: $183,770). The following expenses increased due to increased activity and the two private placements that were completed during the year: (i) Accounting, audit and legal fees increased by $78,902; (ii) shareholders communication and promotion increased by $46,378; and (iii) consulting fees increased by $38,600.

Financings, Principal Purposes and Milestones

During 2005, the Company completed two private placements:

Private Placement of 4,108,785 Units October 31, 2005
(All figures in Canadian dollars)

On October 31, 2005, Rodinia announced that it completed a previously announced private placement.  The Company received gross proceeds of CAD $3,040,500 from the private placement of 4,108,785 units at a price of CAD $0.74 per unit, through Haywood Securities Inc. as Agent. Each unit (a “Unit”) consisted of one share and one transferable warrant (a “Warrant”).

Each Warrant entitles the purchase of one share at a price of CAD $1.10 for a period of twelve (12) months subject to the Company’s right to accelerate the expiry date of the warrants if, at any time after December 27, 2005, its shares close above CAD $1.50 per share for 30 consecutive trading days (the “acceleration right”).

The Company paid a 6% commission by issuing 246,527 shares and non-transferable warrants to purchase up to an additional 246,527 shares at a price of CAD $1.10 for a period of twelve (12) months, subject to the acceleration right, and granted a non-transferable option to purchase up to 308,159 Units at a price of CAD $0.74 per Unit, each Unit consisted of one share and one non-transferable warrant entitling the purchase of one additional share on the same terms as for the Warrants included in the Units.  The Company also paid a corporate finance fee of 25,000 Units.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and working capital.

In accordance with applicable Canadian securities laws, all securities that were issued in connection with the private placement are subject to a hold period expiring March 1, 2006.

Private Placement of 800,000 Units December 01, 2005

On December 01, 2005, the Company announced that it arranged a private placement that consisted of 800,000 units at CAD $0.74 per unit. On January 10, 2006, the Company announced that it completed the previously announced private placement. The Company received gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. Each Unit consisted of one common share and one whole transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of CAD $1.10 on or before January 3, 2007, subject to the Company’s right to accelerate the expiry date of the warrants if at any time after March 4, 2006 its shares close above CAD $1.50 per share for 30 consecutive trading days.

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

Year ended December 31, 2004
(All figures in Canadian dollars)

The loss for the year ended December 31, 2004 was $362,534 as compared with a loss of $154,427 for the year ended December 31, 2003. Part of the increase in net loss came from the expense relevant to stock options granted. The following expenses increased due to increased activity and the two private placements that were completed during the year: (i) Accounting, audit and legal fees increased by $52,788; (ii) shareholders communication and promotion increased by $15,404; and (iii) consulting fees increased by $11,623.

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

Year ended December 31, 2003
(All figure in Canadian dollars)

The loss for the year ended December 31, 2003 was $154,427 as compared with a loss of $1,015,682 for the year ended December 31, 2002. Part of the increase in net loss arose from the Company’s decision in the previous year to write-off the mineral properties in the amount of $917,017. In addition, the Company focused their efforts to reduce discretionary expenses, due to the economic climate. However, due to the consolidation of shares and the implementation of a private placement, expenses increased. The Company, as required by new regulations and standards, expensed the fair value of the options granted during the year. The total expense was $73,857.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

Financings, Principal Purposes and Milestones

On August 12, 2003, the TSX Venture exchange approved the consolidation of the Company’s capital on a five old for one new basis. After the consolidation, the balance of the issued and outstanding shares was 2,683,595. The TSX also approved the change of name to Rodinia Minerals Inc. Effective August 13, 2003, the common shares of Rodinia Minerals Inc. commenced trading on the Exchange under the symbol “RM”. As of March 8, 2006, the balance of the issued and outstanding shares was 17,290,671 shares outstanding. On a fully diluted basis, the balance of the issued and outstanding shares will be 25,778,457 shares outstanding (6,739,786 warrants outstanding and 1,748,000 stock options outstanding.)

Prior to this, there were no financings during the years ended December 31, 2002 and 2001. Since the last financing in the Year 2000, the Company’s working capital was augmented by loans from a company with one common director and from a shareholder. During the period from January 01, 2003 to August 2003, the Company received advances from a shareholder totaling $13,000. In addition, the Company retired $60,000 in loans and advances by issuing shares as approved by the TSX.

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

Year ended December 31, 2002
(All figures in Canadian dollars)

The loss for the year-ended December 31, 2002 was $1,015,682 as compared with a loss of $657,964 for the year-ended December 31, 2001. Part of the increase in net loss was the write-off of resource properties $917,017 (2002) and $547,258 (2001). Management fees increased during the year due to the involvement of an additional director who assisted in the Wyoming Property negotiations, and who actively looked for a new property for the Company. The informal contract with the one of the directors to assist in negotiations and locate a new property was cancelled at the end of the year.

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

Nine Months ended September 30, 2005 (Unaudited)
(All figures in Canadian dollars)

As at September 30, 2005, the Company’s working capital deficit was $117,930, as compared to a working capital deficit of $192,418 in the beginning of the period (December 31, 2004). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposes to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions is possible at the times required or desired by the Company.

Year ended December 31, 2004
(All figures in Canadian dollars)

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
(All figures in Canadian dollars)

As at December 31, 2003, the Company was in a negative working capital position of ($41,638). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing.

Year ended December 31, 2002
(All figures in Canadian dollars)

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name and Residence of Directors and Present Offices Held	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Date Elected or Appointed a Director
Donald Morrison(1) Vancouver, BC Director and President	President of the Company since 2001.	November 2, 1995
Donald Mosher(1) North Vancouver, BC Director	Financial consultant since 2003.	December 8, 2003
Ken Thorsen Port Coquitlam, B.C. Director	Geological Engineer. President of Thorsen Consulting Ltd. from 2002 to the present.	November 1, 2004
Robert Pirooz(1) Director (appointed June 10, 2005)	Mining Company Senior Executive	June 10, 2005

Mr. Walter Brooks, a former Director, was not reappointed to the Board at the Company's AGM on June 10, 2005.

(1)	Member of the audit committee.

Executive Officers of the Company

Don Morrison

Don Morrison is the President and a Director of Rodinia Minerals. Mr. Morrison has been the President of the Company since August 2003 and a Director of the Company since November 1995.

Mr. Morrison has had over 20 years of diversified accounting and managerial experience in mineral exploration and corporate development of public companies within several different industries including telecommunications and beverage corporations.  Mr. Morrison has been responsible for the arrangement of corporate financing, property acquisitions, and corporate filings.

Don Morrison dedicates 40 hours a week as the President and a Director of Rodinia.

Don Mosher

Don Mosher is Vice President Corporate Communications and a Director of Rodinia Minerals. Mr. Mosher has been a Director of the Company since December 2003. Mr. Mosher is a principal of B&D Capital Partners. Mr. Mosher has been with B&D Capital Partners for past 5 years. Mr. Mosher is also a Director for Windridge Technology Corp. Mr. Mosher has extensive experience within the financial realm and has been involved in numerous financings for public companies.

Don Mosher dedicates 20 hours a week as the Vice President Corporate Communications and Director of Rodinia.

Ken Thorsen

Mr. Ken Thorsen, P Eng, is Vice President Exploration and a Director of Rodinia Minerals. Mr. Thorsen has been a Director of the Company since November 2004.

Mr. Ken Thorsen, BSc Geological Engineering, P Eng, has in excess of 40 years of experience in base metal and uranium projects as Project and Senior Project geologist for SMDC (now Cameco). Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position, Mr Thorsen was responsible for the administration of 17 exploration offices and all field operations of the exploration department.

Mr. Thorsen departed Teck Exploration Ltd. in March 2004 to become an independent consultant geologist. Mr. Thorsen is currently President of Thorsen Consulting Ltd. which offers services to the mining exploration industry. Mr. Thorsen serves as a member of the Board of Directors of several junior mining companies.

Ken Thorsen dedicates 20 hours a week as the Vice President Exploration and a Director of Rodinia.

Robert Pirooz

Mr. Robert Pirooz is a Director of Rodinia Minerals. Mr. Pirooz has been a Director of the Company since June 2005.

Mr. Pirooz holds a law degree from the University of British Columbia. Mr. Pirooz was called to the British Columbia Bar in 1990.  Mr. Pirooz has over 15 years of legal and business experience and is currently Chief Executive Officer of Regalito Copper Corp. and General Counsel of Pan American Silver Corp.  In addition, Mr. Pirooz is Chairman of Northern Peru Copper Corp and serves as a director of several companies listed on the TSX Venture Exchange.  Mr. Pirooz previously served as Vice-President and General Counsel for the BC Rail Group of companies.

Robert Pirooz dedicates less than 20 hours a week as a Director of Rodinia. Mr. Pirooz attends to Directors’ meetings and legal issues that can be addressed in-house.

B. Compensation Executive Officers of the Company

Summary Compensation Table
(All figure in Canadian dollars)

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Amounts paid in lieu of salaries for management functions ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Donald Morrison President & CEO	2004 2003	Nil	Nil		150,000	Nil	Nil	$1,000
	2002	Nil	Nil		175,000	Nil	Nil	Nil
		Nil	Nil		Nil	Nil	Nil	Nil
Donald Mosher Acting CFO	2004 2003	Nil	Nil	$6,000	113,000	Nil	Nil	$1,000
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Year ended December 31st

2) The Company does not currently have a CFO. Mr. Mosher, a director of the Company, has performed the functions similar to that of a CFO since January 2004. The amounts shown as ”amounts paid in lieu of salaries for management functions” to Donald Mosher relate to his consulting services and should not be interpreted as fees related to his services as Acting CFO.

The table above contains information about the compensation paid to, or earned by (a) the Company’s chief executive officer (or an individual who acted in a similar capacity) (“CEO”); (b) the Company’s chief financial officer (or an individual who acted in a similar capacity) (“CFO”); (c) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2004 and whose total compensation exceeds $150,000 during the year ended December 31, 2004; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company as of December 31, 2004 (together, the “Named Executive Officers”).

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

On September 21, 2005, management of the Company resolved to re-price 540,000 stock options to $0.92, as follows:

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

Furthermore, other than as disclosed above in the Summary Compensation Table for the Named Executive Officers, no amount was paid to any director of the Company during the fiscal year ended December 31, 2004 for services as a consultant or expert, except for a $1,000 director’s fee paid to Walter Brooks (Mr. Brooks was a former Director. Mr. Brooks was not reappointed to the Board at the Company’s AGM on June 10, 2005).

The following table sets forth information concerning individual grants of options to purchase securities of the Company made to the directors of the Company (excluding the Named Executive Officers), during the most recently completed financial year:

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Walter Brooks (2)	25,000	6.44%	$0.30	$0.30	April 13, 2009
Ken Thorsen	25,000 20,000	6.44% 5.15%	$0.60 $1.00	$0.60 $1.00	November 4, 2006 November 26, 2006

(1)	The exercise price of stock options is determined by the Board of Directors in accordance with TSX Venture Exchange policies.
(2)	Mr. Brooks is a former Director who was not reappointed to the board at the Company’s AGM on June 10, 2005

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

Other
Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Donald Morrison	Not independent*	Financially literate*

Donald Mosher	Independent*	Financially literate*

Robert Pirooz	Independent*	Financially literate*

•	As defined by Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).

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

Directors:
Donald Morrison
Donald Mosher
Ken Thorsen
Robert Pirooz

Each Director is engaged by the Company in the capacity of a consultant rather than an employee. As such, the directors of the Company are described as consultants throughout this document and not as employees. Currently there are no salary-related expenses detailed in the financial statements.

Time per week spent on business

Mr. Donald Morrison (President) spends 40 hours or more per week to adequately manage the affairs of the Company.

Mr. Donald Mosher (Director) spends 20 hours per week to adequately manage the affairs of the Company.

Mr. Ken Thorsen (Director) spends 20 hours per week to adequately manage the affairs of the Company.

Mr. Robert Pirooz (Director) spends less than 20 hours per week to adequately manage the affairs of the Company.

E. Share ownership.

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related party transactions.
(All figures in Canadian dollars)
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

Item 9. The Offer and Listing.

A. Offer and listing details.

(All figures in Canadian dollars)

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2005	$1.85	$0.46
2004	$1.49	$0.21
2003	$0.50	$0.01
2002	$0.07	$0.01
2001	$0.18	$0.02
2000	$0.37	$0.08

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
December 31, 2005	$1.44	$0.77
September 30, 2005	$1.33	$0.46
June 31, 2005	$0.85	$0.61
March 2005	$1.85	$1.87
December 31,, 2004	$1.49	$0.50
September 30, 2004	$0.60	$0.28
June 31, 2004	$0.38	$0.28
March 31, 2004	$0.40	$0.21
December 31, 2003	$0.50	$0.25
September 30 , 2003	$0.27	$0.01
June 31, 2003	$0.09	$0.01
March 31, 2003	$0.07	$0.02

The following table indicates the high and low market prices for the most recent six months:

Month	High	Low
December 2005	$1.44	$0.77
November 2005	$1.01	$0.68
October 2005	$1.20	$0.80
September 2005	$1.33	$0.60
August 2005	$0.72	$0.46
July 2005	$0.77	$0.50
June 2005	$0.85	$0.78
May 2005	$0.93	$0.61
April 2005	$1.20	$0.90
March 2005	$1.70	$1.05
February 2005	$1.85	$0.87
January 2005	$1.20	$1.01
December 2004	$1.49	$0.95
November 2004	$1.20	$0.54

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
(All figures in Canadian dollars)

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

(All figures in Canadian dollars)

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

Revised Stock Option Plan June 10, 2005

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

On September 21, 2005, the Company amended the exercise price of 540,000 stock options; 120,000 options were re-priced from $1.00 to $0.92 and 420,000 options were re-priced from $1.25 to $0.92.

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

Disclosure of Interest of Directors

A Director of the Company who is a party to a material contract or proposed material contract with the Company, or is a director of, or has a material interest in, any person who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided in the Business Corporations Act (British Columbia) (herein, only, the “Act”).  Except as provided in the Act, no such Director or Officer of the Company shall vote on any resolution to approve such contracts but each such director may be counted to determine the presence of a quorum at the meeting of Directors where such vote is being taken if provided for in the Articles of Association.

The Company’s Articles of Association provide as follows:

1.1.	17.2Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

1.2.	17.3Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Rights, Preferences and Restrictions attaching to each class of shares

The common shares of the Company contain all the rights which include:

(a)   the right to vote at any meeting of shareholders;

(b)   the right to receive any dividend declared by the Company; and

(c)   the right to receive the remaining property of the Company on dissolution.

There are no restrictions on the transfer of the Company’s common shares.

Changing the Rights of Holders of the Company’s Stock

In order to change the rights of holders of the Company’s stock, the shareholders of that class of the Company’s stock must pass a special resolution by a majority of not less than three-quarters (3/4s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Annual General Meetings and Extraordinary General Meetings

Annual General Meeting

Subject to the provisions of the Act, the annual general meeting of the shareholders shall be held on such day in each year and at such time as the Board of Directors may determine at any place within British Columbia, or at a place out of British Columbia the Registrar of Companies for British Columbia, on application made to the Registrar of Companies by a company, approves.

Notice

Subject to the provisions of the Act, the Company’s Articles of Association provide as follows:

1.3.	10.3Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

1.4.	10.4Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

10.4.1	if and for so long as the Company is a public company, 21 days;

10.4.2	otherwise, 10 days.

1.5.	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

10.5.1	if and for so long as the Company is a public company, 21 days;

10.5.2	10.5.2otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

1.6.	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

1.7.	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

1.8.	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article, the notice of meeting must:

10.8.1	state the general nature of the special business; and

10.8.2
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

10.8.2.1	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

10.8.2.2	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Quorum

Subject to the provisions of the Act, the Company’s Articles of Association provide as follows:

1.9.	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

1.10.	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

11.4.1	the quorum is one person who is, or who represents by proxy, that shareholder, and

11.4.2	that shareholder, present in person or by proxy, may constitute the meeting.

Limitations on the right to own securities

There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

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

4.
The funds necessary to initiate the preparatory work to carry out the first phase of the exploration program recommended in Dr. Montgomery’s report must be advanced to Cooper upon receipt by the Company of an acceptable budget with respect to such preparatory work, and the balance of funds necessary to carry out the first phase of such exploration program (currently estimated to be $200,000) must be advanced to Cooper within 5 business days of receipt by the Company of copies of all permits required to permit the balance of such first phase to be carried out;

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

E. Taxation.

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company. There may be relevant state, provincial or local income tax considerations, which are not discussed. These comments are intended to provide only a brief outline and are not a substitute for advice from a shareholder’s own tax advisor for the specific tax consequences to them as a result of their individual circumstances.  They do not anticipate statutory or regulatory amendments.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,”“high withholding tax interest,”“financial services income,”“shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are Companies that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

You may read and copy all or any portion of this registration statement Form 20-F and other information in our files in the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

C. Other Securities.

Not applicable

D. American Depositary Shares.

Not applicable

PART II

Not Applicable

PART III

Item 17 and 18 Financial Statements.

RODINIA MINERALS INC.

(FORMERLY DONNYBROOK RESOURCES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

AUDITORS’ REPORT

To the Shareholders of
Rodinia Minerals Inc.
(formerly Donnybrook Resources Inc.)

We have audited the consolidated balance sheet of Rodinia Minerals Inc. (formerly Donnybrook Resources Inc.) as at December 31, 2004 and December 31, 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Accounting Oversight Board of the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

N.I. Cameron Inc. (signed)

Vancouver, British Columbia	CHARTERED ACCOUNTANTS
March 4, 2005
(Except for Note 13 which is June 1, 2005)

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

ASSETS
	2004	2003
CURRENT
Cash	$69,493	$346
Accounts receivable	2,844	306
Prepaid expense	10,000	-
	82,337	652
RESOURCE PROPERTIES (Note 5)	374,281	-
	$456,618	$652

LIABILITIES

CURRENT
Accounts payable (Note 9)	$139,220	$41,615
Loans payable (Note 6)	135,535	675
	274,755	42,290

SHAREHOLDERS’ EQUITY (DEFICIT)

CAPITAL STOCK (Notes 5, 7 and 12)
Authorized:
100,000,000 common shares, without par value
Issued and fully paid:
5,541,995 common shares (2003 - 3,683,595)	13,179,357	12,793,357

CONTRIBUTED SURPLUS (Note 8)	273,892	73,857

DEFICIT	(13,271,386)	(12,908,852)
	181,863	(41,638)
	$456,618	$652

SUBSEQUENT EVENT (Note 12)

APPROVED ON BEHALF OF THE BOARD:

/s/ Donald Morrison	Director

/s/ Donald Mosher	Director

The accompanying notes are an integral part of these financial statements

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the Years Ended December 31, 2004 and 2003

	2004	2003

REVENUE
Interest income	$1,035	$12

EXPENSES
Stock-based compensation (Note 7)	$183,770	$73,857
Accounting and legal	65,051	12,263
Management fees (Note 9)	35,500	28,264
Filing fees and services	19,375	19,718
Travel, promotion and shareholder information	15,404	-
Finder’s fee	14,025	-
Consulting fees (Note 9)	11,623	-
Office, rent and sundry	9,310	9,109
Transfer agent fees	3,505	5,114
Directors fees (Note 9)	3,000	-
Communications	2,319	4,370
Bank charges and interest	687	1,744
	363,569	154,439

NET LOSS FOR THE YEAR	(362,534)	(154,427)

DEFICIT AT BEGINNING OF YEAR	(12,908,852)	(12,754,425)

DEFICIT AT END OF YEAR	$(13,271,386)	$(12,908,852)

Loss per share	$(0.08)	$(0.02)

The accompanying notes are an integral part of these financial statements.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES
Net loss for the year	$(362,534)	$(154,427)
Add (deduct): items not involving cash
Stock-based compensation	183,770	73,857
	(178,764)	(80,570)
Changes in non-cash working capital
(Increase) decrease in accounts receivable	(2,538)	1,058
(Increase) decrease in prepaid expense	(10,000)
Increase (decrease) in accounts payable	97,605	(1,168)

Cash applied to operating activities	(93,697)	(80,680)

INVESTING ACTIVITIES
Resource property recoveries (expenditures)	(374,281)	-

Cash provided by investing activities	(374,281)	-

FINANCING ACTIVITIES
Capital stock issued for cash	386,000	120,000
Increase (decrease) in loans payable	151,125	(39,925)

Cash provided by (applied to) financing activities	537,125	80,075

NET INCREASE (DECREASE) IN CASH	69,147	(605)
DURING THE YEAR

CASH AT BEGINNING OF YEAR	346	951

CASH AT END OF YEAR	$69,493	$346

The accompanying notes are an integral part of these financial statements.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

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

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.

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

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

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

5.	RESOURCE PROPERTIES

Resource properties consist of:

	2004	2003
Arizona Property
Property deposit	$42,500	$-
Claims	39,334	-
Consulting	56,705	-
Site visits	6,088	-
Reports and maps	12,712	-
Staking program	164,656	-
Equipment rental	34,398	-
General and administration	16,625	-
Field expenses	1,263	-
Total Resource Properties	$374,281	$-

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

5.	RESOURCE PROPERTIES (Cont’d)

Arizona Property

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

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

5.	RESOURCE PROPERTIES (Cont’d)

Arizona Property (cont’d)

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

	8.	On the Closing Date, all of Cooper’s obligation under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed.

The closing date will occur 5 business days after the last of the 3 following dates:

		i.	Receipt of TSX Venture Exchange (”TSVX”) acceptance for filing of the Company’s graduation to Tier 1 on the TSVX;
		ii.	Receipt of discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the directors of Cooper in circumstances where the claims are being acquired by DPRI;
		iii.	Receipt of TSVX acceptance for filing of the claims as a “Tier 1 property”.

The Company has also agreed to a finder’s fee of up to 227,917 common shares in respect to this transaction if it closes.

During the year, the Company staked an additional 161 mineral claims in the same area.

6.	LOANS PAYABLE

	2004	2003
Unsecured bridge loan payable, due on demand	$-	$-
Unsecured loans payable, non-interest bearing,
no specified terms of repayment	135,535	675
	$135,535	$675

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

As of December 31, 2004, $16,265 of the loan was classified as contributed surplus to recognize the value of the conversion feature of the loans

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

7.	CAPITAL STOCK

	(a)	Changes in capital stock during the years ended December 31 were as follows:

	2004		2003
	Number of		Number of
	Shares	Amount	Shares	Amount

Balance, beginning of year	3,683,595	$12,793,357	13,017,975	$12,613,357

Issued during the year:
- debt settlement			400,000	60,000
			13,417,975	12,673,357
- 1:5 share rollback			(10,734,380)	-
For cash
- Private Placement @ $0.18	800,000	144,000	1,000,000	120,000
- Private Placement @ $0.25	824,000	206,000
- Finders’ fee	64,400
- Options exercised @ $0.25	120,000	30,000
- Warrants exercised @ $0.12	50,000	6,000

Balance at end of year	5,541,995	$13,179,357	3,683,595	$12,793,357

(b)
During the year, the Company issued 800,000 units at a price of $0.18 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 per share for a period of one year. Subsequent to the year end, 200,000 of these warrants were exercised.

(c)
During the year, the Company issued 824,000 units at a price of $0.25 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 per share for a period of one year.

(d)
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

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

7.	CAPITAL STOCK (Cont’d)

(e)
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

	(f)	Stock Option Plan

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

	(g)	Stock Options

During the years ended December 31, 2004 and 2003, stock options were granted, exercised and expired/cancelled as follows:

	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Price	Options	Price
Balance - beginning of year	273,360	$0.25	180,800	$0.75
Granted	175,000	$0.30	273,360	$0.25
	93,000	$0.60
	120,000	$1.00
Exercised/expired	(120,000)	$0.25	(180,800)	$0.75

	541,360	$0.49	273,360	$0.25

The number of options and the weighted average exercise price of options issued prior to 2003 have been adjusted to reflect the 1:5 rollback of shares.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

7.	CAPITAL STOCK (Cont’d)

	(g)	Stock Options (cont’d)

During the year ended December 31, 2004, the Company granted 388,000 stock options to directors and consultants. The fair value of these options have been estimated using the Black- Scholes option pricing model using a risk-free interest rate of 2.0%, an expected life of 2-5 years, an imputed dividend yield of 0%, and a volatility assumption as indicated below:

Number	Exercise	Grant	Value	Total	Volatility
of Options	Price	Date	per share	Value	Assumption
175,000	$0.30	April 13, 2004	$0.29	$50,750	134%
96,000	$0.60	November 5, 2004	$0.68	63,420	94%
120,000	$1.00	November 29, 2004	$0.58	69,600	100%
				$183,770

(h)	Share Purchase Warrants

	2004		2003
	Number of	Weighted	Number of	Weighted
	Warrants	Average	Warrants	Average
		Price		Price
Balance - beginning of year	1,000,000	$0.15	150,000	$3.33
Granted	925,216	$0.23	1,000,000	$0.15
	888,400	$0.35
Exercised/expired	(50,000)	$0.15	(150,000)	$3.33

	2,763,616	$0.24	1,000,000	$0.15

8.	CONTRIBUTED SURPLUS

	2004	2003
Opening balance	$73,857	$-
Loan conversion (Note 6)	16,265	-
Employee and director stock options	183,770	73,857

Closing balance	$273,892	$73,857

9.	RELATED PARTY TRANSACTIONS

During the year, the Company was charged $35,500 (2003 - $27,500) by a director of the Company for management fees; $6,000 (2003 - Nil) by a director for consulting fees; $3,000 (2003 - Nil) by 3 directors for directors’ fees. In addition, the director charged the Company $10,000 (2003 - $ 9,600) for rent and telephone expenses. The transactions were recorded at the exchange amount.

Included in accounts payable is $Nil (2003 - $18,200) payable to a director.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

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

11.	INCOME TAXES

The Company has non-capital loss carry forwards available to reduce future taxable income as follows:

Year of Expiry	Amount

2005	177,512
2006	205,710
2007	248,352
2008	106,347
2009	96,312
2010	80,593
2014	178,785
$1,093,611

The possible tax benefit of these losses is not reflected in these financial statements.

The Company has filed tax returns showing Canadian Exploration Expenditures totaling $1,105,663 and Canadian Development Expenditures totaling $1,248,697, which are available to reduce future income taxes.

12.	SUBSEQUENT EVENTS

Subsequent to the year-end, the Company arranged a $75,000 loan. The loan is for a period of 30 days and bears an interest rate of 10% per annum.

This is an arm’s length transaction. A finder's fee of $7,500 will apply in accordance with TSX Venture Exchange (the “Exchange”) policies. In addition, for providing this facility to the Company, the lender will receive a bonus of 17,857 common shares, in the maximum number allowed by Exchange policies.

The funds will be used for working capital purposes and it is anticipated that the loan will be repaid out of the proceeds of the Company’s private placement announced November 24, 2004. The private placement forms part of the Company’s reactivation application which is currently being reviewed by the Exchange.

On March 2, 2005, the $75,000 loan was paid off.

Also subsequent to the period, the Company closed on the private placement of 2 million shares for gross proceeds of $1,300,000 (See Note 7d).

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Differences as at December 31, 2004 between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below, with the financial statement disclosure restated from Canadian GAAP with adjustments shown to conform to U.S. GAAP.

RODINIA MINERALS INC.
BALANCE SHEET
December 31, 2004
(An Exploration Stage Enterprise)

		2004			2003
	Canadian	Adjustments	U.S. GAAP	Canadian	Adjustments	U.S. GAAP
	GAAP	to arrive at		GAAP	to arrive at
		U.S. GAAP			U.S. GAAP

ASSETS
	$	$	$	$	$	$
CURRENT
Cash	69,493	-	69,493	346	-	346
Accounts receivable	2,844	-	2,844	306	-	306
Prepaid expense	10,000	-	10,000	-	-	-
	82,337		82,337	652		652

RESOURCE PROPERTIES	374,281	(374,281)	-	-	-	-

	456,618	(374,281)	82,337	652	-	652

LIABILITIES
CURRENT
Accounts payable	139,220	-	139,220	41,615	-	41,615
Loan payable	135,535	-	135,535	675	-	675
	274,755	-	274,755	42,290	-	42,290

SHAREHOLDERS’ EQUITY (DEFICIT)
CAPITAL STOCK
Authorized: 100,000,000
common shares without
par value	13,179,357	-	13,179,357	12,793,357	-	12,793,357
Issued: 5,541,995 shares
(2003 - 3,683,595 shares)
Contributed surplus	273,892	239,830	513,722	73,857	239,830	313,687
DEFICIT accumulated
during the exploration stage	(13,271,386)	(614,111)	(13,885,497)	(12,908,852)	(239,830)	(13,148,682)
	181,863	(374,281)	(192,418)	(41,638)	-	(41,638)

	456,618	(374,281)	82,337	652	-	652

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

RODINIA MINERALS INC.
STATEMENT OF INCOME AND DEFICIT
For the Years Ended December 31, 2004 and 2003
(An Exploration Stage Enterprise)

		2004			2003
	Canadian	Adjustments	U.S. GAAP	Canadian	Adjustments	U.S. GAAP
	GAAP	to arrive at		GAAP	to arrive at
		U.S. GAAP			U.S. GAAP

	$	$	$	$	$	$
REVENUE
Interest	1,035	-	1,035	12	-	12

EXPENSES
Accounting and audit	65,051	-	65,051	12,263	-	12,263
Bank charges and interest	687	-	687	1,744	-	1,744
Communications	2,319		2,319	4,370		4,370
Consulting fees	11,623	-	11,623	-	-	-
Directors’ fees	3,000	-	3,000	-	-	-
Filing fees	19,375	-	19,375	19,718	-	19,718
Finder’s fees	14,025	-	14,025	-	-	-
Management fees	35,500	-	35,500	28,264	-	28,264
Office and printing	9,310	-	9,310	9,109	-	9,109
Transfer agent fees	3,505	-	3,505	5,114	-	5,114
Travel, promotion &
shareholders’ information	15,404	-	15,404	-	-	-
Exploration
expense/recoveries		374,281	374,281	-	-	-
Stock-based compensation	183,770		183,770	73,857	-	73,857
	363,569	374,281	737,850	154,439	-	154,439

LOSS for the year	(362,534)	(374,281)	(736,815)	(154,427)	-	(154,427)

DEFICIT, Beginning of the
year	(12,908,852)	(239,830)	(13,148,682)	(12,754,425)	(239,830)	(12,994,255)

DEFICIT, End of the year	(13,271,386)	(614,111)	(13,885,497)	(12,908,852)	(239,830)	(13,148,682)

LOSS PER SHARE	(0.08)	-	(0.16)	(0.02)	-	(0.02)

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

RODINIA MINERALS INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2004 and 2003
(An Exploration Stage Enterprise)
(U.S. GAAP Only)

	Number of Common Shares	Total Capital Stock	Retained Earnings	Shares Subscribed Not Issued	Contributed Surplus	Total Shareholders' Equity
Balance. End of the Year
December 31, 2002	2,603,495	$12,613,357	$(12,944,255)	$-	$239,830	$(141,068)
Transactions during the year
- Debt settlement	80,000	$60,000				$60,000
- Private Placement	1,000,000	$120,000				$120,000
- Contributed surplus					$73,857	$73,857
-Net income for the year			$(154,427)			$(154,427)
Balance. End of the Year
December 31, 2003	3,683,495	$12,793,357	$(13,148,682)	$-	$313,687	$(41,638)
Transactions during the year
- Private Placement	1,624,000	$350,000				$350,000
- Finder’s fees	64,400	$-				$-
- Exercise of options	120,000	$30,000				$30,000
- Exercise of warrants	50,000	$6,000				$6,000
- Contributed surplus					$200,035	$200,035
-Net income for the year			$(736,815)	$-		$(736,815)
Balance. End of the Year
December 31, 2004	5,541,895	$13,179,357	$(13,885,497)	$-	$513,722	$(192,418)

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

RODINIA MINERALS INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003
(An Exploration Stage Enterprise)

		2004			2003
	Canadian	Adjustments	U.S. GAAP	Canadian	Adjustments	U.S. GAAP
	GAAP	to arrive at		GAAP	to arrive at
		U.S. GAAP			U.S. GAAP

	$	$	$	$	$	$
CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES
Operations
Net loss for the period	(362,534)	(374,281)	(736,815)	(154,427)	-	(154,427)
Items not involving cash
Stock-based compensation	183,770	-	183,770	73,857	-	73,857
	(178,764)	(374,281)	(553,045)	(80,570)	-	(80,570)

Changes in non-cash working capital	85,067	-	85,067	(110)	-	(110)
	(93,697)	(374,281)	(467,978)	(80,680)	-	(80,680)

FINANCING ACTIVITIES
Increase in loans payable	151,125	-	151,125	(39,925)	-	(39,925)
Shares issued for cash	286,000	-	286,000	120,000	-	120,000
	537,125	-	537,125	80,075	-	80,075

INVESTING ACTIVITIES
Resources property
expenditures	(374,281)	374,281	-	-	-	-
	(374,281)	374,281	-	-	-	-

(DECREASE) INCREASE IN CASH	69,147	-	69,147	(605)	-	(605)
CASH (DEFICIENCY) BEGINNING OF YEAR	346	-	346	951	-	951
CASH (DEFICIENCY) END OF YEAR	69,493	-	69,493	346	-	346

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

Detailed adjustments from Canadian GAAP to U.S. GAAP, referenced to disclosure restated, above, are as follows:

	a)	Accounting for start-up costs - Mining Properties-Deferred Exploration Costs

Acquisition Costs

Mineral property acquisition costs are capitalized in accordance with FAS-141 subject, however to impairment pursuant to FAS-144. Exploration costs and mine development costs to be incurred, including those to be incurred in advance of commercial production and those incurred to expand capacity of proposed mines, are expensed as incurred while the Company is in the exploration stage. There are no discounted present cash flows available from the properties.

Deferred Exploration Costs

Under Canadian accounting principles, these costs and recoveries may be deferred prior to the commencement of commercial operations. Accounting principles in the United States require expenditures and revenue during the start-up of operations to be charged to earnings.

During the year ended December 31, 2004, acquisition costs and deferred exploration costs were $374,281 (2003 - $Nil). Accordingly, these amounts were expensed in the statement of income under United States GAAP.

	b)	Loss carry forward

The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:
		-	income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP;
		-	Only income tax rates of enacted tax law can be used under United States GAAP.

For both Canadian GAAP and U.S. GAAP, no Future Income Tax (Canadian GAAP) or Deferred Tax (U.S. GAAP) are either recorded as assets or as liabilities, as they are offset by valuation reserves due to uncertainty of utilization of tax losses.

	c)	Earnings (Loss) per Common Share

Loss per common share for Canadian GAAP for the years ended December 31, 2004 and 2003 have changed due to fact that the losses have been revised under U.S. GAAP.

	Net Loss		Loss Per Share
Year Ended	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
2003	$(154,427)	$(154,427)	$(0.02)	$(0.02)
2004	$(362,534)	$(736,815)	$(0.08)	$(0.16)

The diluted loss per common share does not increase the basic loss per common share, due to antidilutive factors.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

	d)	Accounting for asset retirement obligations

In August of 2001, U.S. FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and / or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 for the fiscal year beginning on January 1, 2003. The Company believes that SFAS 143 will not have a material effect on the Company’s results of operations, financial position or liquidity.

	e)	Accounting for costs associated with exit or disposal activities

The U.S. FASB recently issued new Standard No. 146 relating to accounting for costs associated with exit or disposal activities. Effective January 1, 2003, the new standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

	f)	Investment securities

United States GAAP requires that investment securities be classified as either “available for sale” or “held to maturity”, and requires available for sale securities to be reported on the balance sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income. For United States GAAP, the Company accounts for substantially all investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

	g)	Stock-based Compensation

Accounting for Stock-based Compensation for both United States and Canadian GAAP uses the fair value-based method to measure compensation expense.

	h)	Exploration Stage Enterprise

Under the Canadian accounting principles, the Company is considered to be a Development Stage Enterprise. In accordance with U.S. accounting principles this reference is revised to Exploration Stage Enterprise.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

	h)	Exploration Stage Enterprise (continued)

Additional disclosure of the following items is required under U.S. accounting principles for exploration stage enterprises: (1) separate caption in the shareholders’ equity section of the balance sheet reporting cumulative net losses during the exploration stage, and this is disclosed in the above mentioned balance sheet reconciled to United States GAAP., (2) cumulative amounts of revenues and expenses since inception, (3) cumulative statement of cash flows since inception, and (4) details of each issuance of capital stock since inception. The Company has been an exploration stage since April 14, 1986 and the accumulated figures, for Items 2, 3 and 4, are not available and therefore are not disclosed.

	i)	Statement of Stockholders’ Equity

A separate Statement of Stockholders’ Equity is not required for Canadian GAAP; it is, however, required in accordance with U.S. GAAP and, accordingly, is disclosed as a separate statement in the abovementioned for U.S. GAAP.

	j)	Recent Accounting Pronouncements

In December 2003, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which supersedes SAB 101, “Revenue Recognition in Financial Statements”. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

RODINIA MINERALS INC.
(formerly Donnybrook Resources Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003

13.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

	j)	Recent Accounting Pronouncements (continued)

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. As the Company does not have any derivative instruments or hedging activities, the provisions of this pronouncement have no effect on the Company.

Rodinia Minerals, Inc.

Financial Statements

For the Nine Months Ended September 30, 2005

RODINIA MINERALS INC.

Consolidated Balance Sheet (Unaudited)
	30-Sep-2005	31-Dec-2004
ASSETS
Cash	1,172,668	69,493
GST Receivable	3,884	2,844
Other Receivable	34,054
Prepaid Expense	12,340	10,000
	1,222,946	82,337
FIXED ASSESTS
Furniture & Equipment	18,592
Accumulated Depreciation	(1,906)
	16,686
Resource Properties	936,281	374,281
TOTAL ASSETS	2,175,913	456,618

LIABILITIES
Accounts Payable	10,573	139,220
Convertible Loans		135,535
TOTAL LIABILITIES	10,573	274,755

SHAREHOLDERS' EQUITY (DEFICIT)

Share Capital	15,475,260	13,179,357
Contributed Surplus	589,692	273,892
Deficit	(13,899,612)	(13,271,386)
Total Stockholders Equity	2,165,340	181,863

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	2,175,913	456,618

RODINIA MINERALS INC.

Consolidated Statements of Income and Deficit (Unaudited)
For the Three Quarters Ended September 30, 2005 and 2004

	For the three months ending 30-Sep-2005	For the three months ending 30-Sep-2004	For the nine months ending on 30-Sept-2005	For the nine months ending 30-Sep-2004
Revenue
Interest Income	1,289	697	3,013	786

Expenses

Accounting & Legal	8,743	6,759	78,902	15,848
Amortization	981		1,906
Bank Charges & Interest	111	79	472	487
Consulting Fees	13,500		38,600
Corporate & Administration	1,827	967	6,530	1,267
Directors' Fees			5,500
Filing Fees & Services	44,449	2,331	68,425	10,988
Interest-Other			7,228
Management Fees (Note 9)	15,300	7,500	40,050	22,500
Rent, Telephone & Office	4,592	2,252	15,533	6,059
Shareholders Communication & Promotion	16,209	877	46,378	10,119
Stock-Based Compensation	26,000		315,800	50,750
Transfer Agent Fees	2,565		5,915	967
Write-Off Old Debt				(269)
Total Expenses	134,277	20,765	631,239	118,716

Net Income (Loss)	(132,988)	(20,068)	(628,226)	(117,930)

Deficit, Beginnig of the Period	(13,766,624)	(13,006,714)	(13,271,386)	(12,908,852)
Deficit, End of the Period	(13,899,612)	(13,026,782)	(13,889,612)	(13,026,782)
Loss Per Share Weighted Average: 8.886.438 Shares	(0.02)	(0.02)	(0.07)	(0.04)

RODINIA MINERALS INC.

Consolidated Statement of Cashflows (Unaudited)
For the Third Quarters Ended September 30, 2005 and 2004

	For the three months ended 30-Sep-2005	For the three months ended 30-Sep-2004	For the nine months ended 30-Sep-2005	For the nine months ended 31-Dec-2004
Operating Activities
Net Income (Loss)	(132,988)	(20,068)	(628,226)	(117,930)
Items not Involving Cash
Amortization	981		1,906
Stock-Based Compensation	26,000		315,800	50,750
		(20,068)	(310,520)	(67,180)
Changes in Non-Cash Working Capital

(Increase) Decrease in A/R	(6,369)	567	(35,094)	(33)
(Increase) Decrease in Prepaid	(3,000)		(2,340)
(Increase) Decrease in Due to Related		11,500
Increase (Decrease) in A/P	(13,612)	(1,993)	(128,647)	(35,498)

Cash Applied to Operating Activities	(128,988)	(9,994)	(476,601)	(102,711)

Cash Flow from Investing Activities

Fixed Assets	(2,114)		(18,592)
Resource Property Acquisition	(129,975)	(58,028)	(562,000)	(58,028)

Net Cash Applied from Investing Activities	(132,089)	(58,028)	(580,592)	(58,028)

Cash Flow From Financial Activities

Issuance of Common shares	548,886	212,000	2,295,903	356,000
Increase (Decrease) in Loans Payable		115,718	(135,535)	115,043

Cash Flow From Financial Activities	548,886	327,718	2,160,368	471,043

(Decrease) Increase in Cash	287,809	259,696	1,103,175	310,304

Cash at Beginning of Period	884,859	50,954	69,493	346
Cash at end of Period	1,172,668	310,650	1,172,668	310,650

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

Resource Properties Expenditures At Workman Creek up to September 30, 2005
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

During this quarter, the Company also advanced $92,613 to stake 209 claims in the Mormon Lake (Utah) area.

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

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

7. CAPITAL STOCK

- Changes in capital stock during the periods ended March 31 were as follows:

	2005		2004
	Number of		Number of
	Shares	Amount	Shares	Amount

Balance, beginning of year	5,541,995	$13,179,357	3,683,595	$12,793,357

Issued during the year:

- Warrants exercised @ $0.15	950,000	142,500

- Private Placement @ $0.18			800,000	144,000
- Private Placement @ $0.25			824,000	206,000
- Private Placement @ $0.65	2,000,000	1,300,000
- Finders’ fee		180,000

- Legal fees & expenses		(13,615)
- Loan conversion @ $0.30	506,000	151,800
- Value of conversion feature		(16,265)
- Deemed interest on conversion		6,283
- Finders’ fee	46,750	14,025	64,400	-
- Bonus shares		17,857
- Options exercised @ $0.25	18,360	4,590
- Agent’s options exercised @ $0.65	26,184	17,020
- Warrants exercised @ $0.15	950,000	142,500
- Warrants exercised @ $0.23	925,216	212,800
- Warrants exercised @ $0.12	33,500	10,050	50,000	6,000
- Warrants exercised @ $0.30	519,250	155,775
- Warrants exercised @ $0.35	888,400	310,940
- Warrants exercised @ $0.23	925,216	212,800

Balance at end of year	11,605,112	$15,475,260	5,421,995	$13,179,357

(a) In the previous year, the Company engaged Haywood Securities Inc. (“Haywood”) to conduct a brokered private placement of 2,000,000 units at a price of $0.65 per unit. Each unit (a “Unit”) will consist of one common share of the Company and one-half share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share of the Company at a price per common share of $0.80 in the first year and $0.90 in the second year. Haywood will receive a commission equal to 7.5% of the proceeds of the offering, payable in cash or Units. Haywood will also receive warrants (the “Agent’s Warrants”) equal to 10% of the number of Units sold under the offering, each Agent’s Warrant being convertible into one Unit at a price of $0.65, and a corporate finance fee of 30,000 Units for services rendered in connection with the offering. On February 24, 2005, the Company closed on the private placement of 2 million shares for gross proceeds of $1,300,000.
(b) On March 10, 2005, the lenders converted their loans into units at a deemed value of $0.30 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at $14,025 was paid with respect to this transaction.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Third Quarters Ended September 30, 2005 and 2004

7. CAPITAL STOCK (Cont’d)

(c) In January 18, 2004, the Company arranged a $75,000 loan. The loan is for a period of 30 days and bears an interest rate of 10% per annum. This is an arm’s length transaction. On March 3, 2004, the loan was repaid. A finder's fee of $7,500 applied in accordance with TSX Venture Exchange (the “Exchange”) policies. In addition, for providing this facility to the Company, the lender received a bonus of 17,857 common shares, in the maximum number allowed by Exchange policies.

(d) Stock Option Plan

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

(e) Stock Options

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

(f) Share Purchase Warrants

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

Rodinia Minerals, Inc.
(Registrant)

By:	/s/ Don Morrison
Don Morrison
President and CEO

Date: March 27, 2006

Item 19. Exhibits.

Exhibit 1.	Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibt 5.1	Opinion of Legal Counsul**
Exhibit 23.1	Consent of Auditor**

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005
**, filed herewith