Form 20-F/A
Rodinia Minerals Inc.
filed 2006-05-26
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment no. 4

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

None
(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the Registration Statement. As of December 31, 2005, there were 16,082,574 common shares issued and outstanding. As at April 11, 2006 there were 17,290,671 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. xx

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx        Item 18 ______

TABLE OF CONTENTS

Forward-looking Statements	page 3
Glossary of Mining Terms	page 4
Item 1. Identity of Directors, Senior Management and Advisors	page 8
Item 2. Offer Statistics and Expected Timetable	page 9
Item 3. Key Information	page 10
A. Selected Financial Data	page 10
Exchange Rates	page 11
Rate of Currency Exchange	page 11
B. Capitalization and Indebtedness	page 12
Loans Payable	page 12
Convertible Debt	page 12
Financings	page 14
C. Reasons for the Offer and Use of Proceeds.	page 16
D. Risk factors	page 16
Item 4. Information on the Company	page 21
A. Corporate Information	page 21
B. Business Overview	page 22
Item 5. Operating and Financial Review and Prospects	page 36
A. Operating Results	page 36
U.S. and Canadian GAAP Differences	page 36
B. Liquidity and Capital Resources	page 41
C. Research and Development, Patents and Licenses, etc.	page 43
D. Trend Information	page 43
E. Off-balance Sheet Arrangements.	page 43
F. Tabular Disclosure of Contractual Obligations	page 43
G. Safe Harbor	page 44
Item 6. Directors, Senior Management and Employees	page 44
A. Directors and Senior Management	page 44
C. Board Practices	page 51
D. Employees	page 53
E. Share Ownership	page 54
Item 7. Major Shareholders and Related Party Transactions	page 54
A. Major Shareholders	page 54
B. Related Party Transactions.	page 54
C. Interests of Experts and Counsel	page 55
Item 8. Financial Information	page 55
A. Consolidated Statements and Other Financial Information	page 55
B. Significant Changes	page 55
Item 9. The Offer and Listing	page 56
A. Offer and Listing Details	page 56
B. Plan of Distribution	page 57
C. Markets	page 57
D. Selling Shareholders	page 57
E. Dilution	page 57
F. Expenses of the Issue	page 57
Item 10. Additional Information	page 57
A. Share Capital	page 57
B. Memorandum and Articles of Association	page 67
C. Material Contracts	page 71
D. Exchange Controls	page 73
E. Taxation	page 76
F. Dividends and Paying Agents	page 84
G. Statement by Experts	page 84
H. Documents on Display	page 84
I. Subsidiary Information	page 85
Item 11. Quantitative and Qualitative Disclosures About Market Risk	page 85
Item 12. Description of Securities Other than Equity Securities	page 85
A. Debt Securities	page 85
B. Warrants and Rights	page 85
C. Other Securities	page 88
D. American Depositary Shares	page 88
Item 17. and Item 18. Financial Statements	page 88
CONSOLIDATED FINANCIAL STATEMENTS	page 89
Comments by Auditor for US Readers on Canada-US Reporting Difference	page 91
SIGNATURES	page 125
Item 19. Exhibits	page 125

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", or "would"be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources

We advise U.S. investors that the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations; however, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

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

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Vein	a thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.

Wall Rock	the rock adjacent to a vein.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management.

Donald Morrison President and Director	56 years old	4036 W. 12th Avenue Vancouver, BC. V6R2P3

Donald Mosher, Vice President Corporate Communications and Director	49 years old	1785 Ross Road North Vancouver, BC. V7J 1V8

Ken Thorsen, Vice President Exploration, Director	59 years old	1936 Eureka Avenue Port Coquitlam, BC. V3C 5P5

Robert Pirooz, Director	42 years old	150 Tolmie Avenue Vancouver, B.C. V6R 4B5

B. Advisers.

Not applicable

C. Auditors.

Manning Elliott
Chartered Accountants
11th Floor, 1050 West Pender Street
Vancouver, BC, Canada V6E 3S7

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected financial data in the table below was compiled from our audited financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2005, 2004, 2003, 2002, 2001 and 2000. The selected financial and operating information as at December 31, 2005, 2004 and 2003 and for each of the years in the three year period ended December 31, 2005, should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data for the years ended December 31, 2003, 2002, and 2001 have been extracted from audited financial statements not included herein.

	2005	2004	2003	2002	2001
Interest Revenue
Canadian GAAP	$ 22,415	$ 1,035	$ 12	$ 14	$ 79
United States GAAP	$ 22,415	$ 1,035	$ 12	$ 14	$ 79

Total Assets
Canadian GAAP	$5,764,231	$ 456,618	$ 652	$ 2,315	$ 985,898
United States GAAP	$4,634,788	$ 82,337	$ 652	$ 2,315	$ 2,399

Net (Loss)
Canadian GAAP	$ (830,112)	$ (362,534)	$ (154,427)	$ (1,015,682)	$ (657,964)
United States GAAP	$ (1,959,555)	$ (736,815)	$ (154,427)	$ (32,183)	$ (47,886)

Shareholders' Equity
Canadian GAAP	$ 5,089,115	$ 181,863	$ (41,638)	$ (141,068)	$ 874,614
United States GAAP	$ (3,959,672)	$ (192,418)	$ (41,638)	$ (141,068)	$ (108,885)

Share Capital
Canadian GAAP	$ 17,743,495	$ 13,179,357	$ 12,793,357	$ 12,613,357	$ 12,613,357
United States GAAP	$ 17,743,495	$ 13,179,357	$ 12,793,357	$ 12,613,357	$ 12,613,357

Net (Loss) Per Share
Canadian GAAP	($0.08)	($0.08)	-$0.02	($0.08)	($0.06)
United States GAAP	($0.19)	($0.16)	($0.02)	$0.00	$0.00

Cash Provided
Canadian GAAP	$ (461,144)	$ (93,697)	$ (80,680)	(93,067)	(94,527)
United States GAAP	$ (1,234,898)	$ (467,978)	$ (80,680)	(26,585)	(32,973)

Investing Activity
Canadian GAAP	$ (773,754)	$ (374,281)	-	$ (66,482)	$ (127,500)
United States GAAP	$ (773,754)	-	-	-	-

Dividends Declared Per Share
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
United States GAAP	NIL	NIL	NIL	NIL	NIL

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

Year Ended December 31,
Year	2005	2004	2003	2002	2001	2000
Average for Period	1.1615	1.2034	1.2923	1.5800	1.592	1.4995

Month Ended
Month	December	November	October	September	August	July
Year	2005	2005	2005	2005	2005	2004
High for Period	1.1736	1.1960	1.1887	1.1880	1.2185	1.2437
Low for Period	1.1507	1.1656	1.1657	1.1607	1.1888	1.2048

Rate of Currency Exchange

As of December 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.1656 (US $1.00 = CAD $1.1656).

B. Capitalization and Indebtedness
Loans Payable

	2005		2004
Unsecured loans payable, non-interest bearing,		$-	$-
no specified terms of repayment			135,535
	$	NIL	$135,535

Convertible Debt

During the year ended December 31, 2005, holders of the Company’s convertible debt instruments exercised their options to convert their loans into 506,000 common shares at a deemed price of $0.30 and 506,000 non-transferable share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.30 per share expiring on September 20, 2005. All 506,000 warrants were exercised during the year. In connection with the conversion, the Company issued as a commission 46,750 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those issued on conversion.

As at December 31, 2005, an amount of $11,090 (2004 - $nil) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

LOANS PAYABLE

2004	2004	2003
Unsecured bridge loan payable, due on demand	$-	$-
Unsecured loans payable, non-interest bearing,
no specified terms of repayment	135,535	675
	$135,535	$675

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

As at April 11, 2006, the Company had CAD $4,447,889 of cash and cash equivalents (securities that on acquisition have an initial term to maturity of three months or less, or may be redeemed during this period) on hand, and was sufficiently funded to fulfill the terms of its option agreement with Cooper Minerals and complete its acquisition of 100% of the Workman Creek property in Gila County, Arizona. (for details pertaining to Rodinia’s option agreement with Cooper Minerals see “Terms of Rodinia’s Option Agreement with Cooper Minerals” below)

1. Private Placement of 2,000,000 Units March 9, 2005

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

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement are subject to a hold period, which expired on May 11, 2006.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

C. Reasons for the Offer and Use of Proceeds.

Not Applicable

D. Risk factors

Overview: General Considerations

Rodinia Minerals, Inc. is engaged in exploration activity for uranium. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which the combination of careful evaluation, experience and knowledge may not eliminate. Few properties, which are explored for uranium, are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. The current or proposed exploration programs on properties in which the Company has an interest may not result in the delineation of mineral deposits..

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of uranium, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The Company may obtain insurance against certain risks, however the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

Minerals exploration and development is an inherently risky enterprise. The success of Rodinia is critically dependent upon finding mineralized material.  It is possible that the Company’s own exploration program will fail to locate sufficient resources to warrant further exploration.

If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.  Mineralized material or deposit is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, tonnage, grade, price, recoveries costs and other factors, concludes economic feasibility.

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

THE COMPANY HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

At December 31, 2005, the fiscal year end, the Company had accumulated CAD $14,101,498 in losses and had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

At April 11, 2006, the fiscal year end, the Company had cash and cash equivalents of $4,447,889 on hand, which is sufficient to finance our operations (approximately CAD $5,000,000 - see “Recently Completed Financings” below), including our planned exploration program, for the coming eighteen months.

Our limited capital resources raise substantial doubt over the long term (beyond the next eighteen months) about our ability to continue as a going concern, in the event that we fail to raise additional capital to finance our ongoing operations, project acquisitions and exploration programs.

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

OUR STOCK OPTION PLAN MAY FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

A Stock Option Plan, which was approved by the Company’s shareholders at the Annual General Meeting on July 29, 2003, may have the material effect of diluting the interests of Stockholders. The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. The Company implemented a rolling stock option plan whereby a maximum of 10% of the issued shares are reserved for issuance under the plan. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at December 31, 2005, all options were fully vested. At Rodinia’s annual general meeting in June, 2005, shareholders approved a new plan which provides for a fixed 20% of the Company’s issued and outstanding share capital to be set aside for incentive stock options. The new plan is subject to TSX acceptance. Our stock option plan could have the effect of diluting the number of shares issued, and stockholder interests, by as much as 10% of the total issued and outstanding shares when and if stock options are exercised.

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

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and such deposits may never be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, ultimately, may not , be reclassified as reserves.

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

WE HAVE A LIMITED OPERATING HISTORY.

The Company has a limited history of operations. As a result of our brief operating history and limited activities in uranium exploration activities, our success to date in entering into ventures to acquire interests in exploration blocks may not be indicative that we will be successful in entering into any further ventures. We may not be successful in growing our uranium exploration and development activities. Any future significant growth in our uranium exploration and development activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations.

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

The Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment. However the historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project. Stricter environmental regulation could materially adversely affect the Company's results of operations in a particular period or its long-term business prospects.

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

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former CIS and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium ("HEU") into the United States.

WE FACE A POSSIBILITY OF CURRENCY EXCHANGE RATE RISK. .

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

A. Corporate Information

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

Rodinia is sufficiently funded to complete its planned exploration program at Workman Creek over the coming eighteen months (Phase 1, now complete; and, Phase 2, currently underway). he Company had CAD $310,650 in cash on its balance sheet as of September 30, 2004. This cash position was augmented by the completion of a CAD $ 1,300,000 private placement that we announced on March 9, 2005. On October 31, 2005, we completed a separate and subsequent private placement, receiving gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit. On January 10, 2006, the Company completed a financing for gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. As of December 31, 2005, the Company had CAD $4,575,966 cash and cash equivalents* on hand. Now holding CAD $ $4,447,889 (as at April 11, 2006), management is confident that the Company has sufficient capital (cash on hand) to finance the exploration program at Workman Creek.

(* Cash equivalents include securities that on acquisition have an initial term to maturity of three months or less, or may be redeemed during this period. These investments are highly liquid marketable securities and deposits, which are recorded at the lower of cost and market value.)

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

A mining issuer seeking a listing in Tier 2 must satisfy all of the criteria below (criterion that Rodinia has satisfied):

(a)	hold a Significant Interest in a Qualifying Property or, at the discretion of the Exchange, hold rights to earn a Significant Interest in the Qualifying Property. An Issuer holding less than a Significant Interest in a Qualifying Property, may, on an exception basis, be considered to satisfy this criterion, taking into account factors such as the program size, quality and stage of property advancement, market support and joint venture partners;

(b)	a minimum of $100,000 in exploration and development costs have been spent on the Qualifying Property by the applicant Issuer in the last 3 years or sufficient expenditures incurred, such that the Qualifying Property is a Tier 1 Property;

(b)	a Geological Report recommending a minimum $200,000 non-contingent work program on the Qualifying Property; and

(b)	adequate Working Capital which includes adequate funds:
(i) to conduct the recommended work program;
(ii) to satisfy general and administrative expenses for at least 12 months;
(iii) to maintain the Qualifying Property and all Principal Properties in good standing for at least 12 months; and
(iv) at least $100,000 in unallocated funds.

The following tables summarize the Tier 2 Minimum Listing Requirements:

Tier 2 Minimum Listing Requirements Mining Issuers (as at September 28, 2005
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

Status of Rodinia’s Compliance with Tier 1 Listing Requirements

On May 10, 2006, the Board of Directors of Rodinia Minerals announced that J. H. Montgomery, Ph.D., P. Eng. completed a National Instrument 43-101 (“NI 43-101”) compliant technical report on the Workman Creek Uranium Project located in Gila County, Arizona (the “Report”).

With the completion of the Report, the TSX Venture Exchange has accepted the Workman Creek Uranium Project as a Tier 1 Property and the Company is now proceeding with an application to graduate to Tier 1 on the Exchange. To complete our 100% acquisition of the Workman Creek property, as outlined in its option agreement with Cooper Minerals, we must have a Tier 1 listing status on the TSX-V. To reiterate, after we gain a Tier 1 listing, we are obligated to issue 1.5 million non-transferable share purchase warrants that entitle the purchase of up to 1.5 million of our Company’s shares for five years. With the issue of the 1.5 million warrants, we will fulfill the option agreement. (In other words, we must obtain a Tier 1 listing to be able to issue the 5 year warrants -- a requirement of the option agreement -- to successfully complete our 100% acquisition of the Workman Creek property.)

Exploration Expenditures At Workman Creek up to December 31, 2005
(All figures are in Canadian dollars):

	31 - Dec - 2005	31 - Dec -2004
Cooper Property (Workman Creek Project $CAD)
Property acquisition	$85,000	$-
Property deposit	41,162	42,500
Advanced Royalty	30,283 -
Assays	5,134 -
Claims	68,978	39,334
Consulting	212,494	56,705
Equipment rental	77,048	34,398
Field expenses	60,712	1,263
General and administration	69,665	16,625
Reports and maps	12,712	12,712
Site visits	15,824	6,088
Staking program	164,656	164,656
Total	534,945	374,281
Total Resource Properties	$843,668	$374,281

During the year that ended December 31, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through “claim staking” in the Mormon Lake (Arizona) area with the intent to explore these claims for the presence of uranium mineralization.

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

Conclusions and Recommendations from the Property Report

1. The work done on the Workman Creek claims in 1978-80 has shown the presence of a uranium ore-body under the conditions that prevailed at that time.

2. The North Workman Creek and South Workman Creek deposits appear to be parts of the same deposit that was eroded down the centre.

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

The Company is working on Phase 2, but has not yet completed this stage of their exploration program.

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

Status of work to be commenced by Golden Patriot: Rodinia does not have to make any decisions on, or make any financial commitment related to, its option at Lucky Boy until after Golden Patriot has completed its four year work program on the property. As of January 10th, 2006, Golden Patriot is in year one of a four-year work program. As such, Rodinia has no financial commitment to, or obligation to explore, the property for the next three and a half years. Rodinia will base its decision on recommendations that follow its assessment of Golden Patriot’s results.

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

Subsequent Events

During the year that ended December 31, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through “claim staking” in the Mormon Lake (Arizona) area with the intent to explore these claims for the presence of uranium mineralization.

Option and Joint Venture Agreement with Patriot Power Corp.: On November 4, 2005, Rodinia announced that it had negotiated the terms of an option and joint venture agreement with Patriot Power Corp., a private Nevada corporation, (“Patriot”) pursuant to which Patriot can acquire from the Rodinia a 60% interest in 209 staked unpatented lode mining claims located in Arizona (the “209 Claims”).

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

Drilling Commences on Mormon Lake Property

On November 4, 2005, Rodinia Minerals was advised by Patriot Power Corp. that a 12-hole drill program had commenced on Rodinia’s Mormon Lake Property. (See “Option and Joint Venture Agreement with Patriot Power Corp.: On November 4, 2005” below)

Exploration Expenditures At Mormon Lake up to December 31, 2005

Mormon Lake
2005	Arizona

Mineral properties, beginning of the year	$-

Cost incurred during the year:
Acquisition costs	-
Advanced royalty	-
Property deposit	-
Property advances	16,409
Assaying	-
Consulting	-
Claims maintenance	91,306
Field equipment and supplies	-
Field work, labour and supplies	-
General and administration	-
Site visits	-
Staking programs	92,613

Mineral properties, end of the year	$200,328

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

High prices in the late 1970s in the uranium market gave way to low prices in the early 1990s, with spot prices being below the cost of production for many mines. In 1996 spot prices recovered to the point where some mines could produce profitably. Prices declined again and only recovered late in 2003. Since 2003, Uranium prices have steadily been on the rise. On January 9, 2005, the price of uranium was U.S. $36.50 per pound. (Ux Weekly Spot Prices).

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

A. Operating Results

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

Year ended December 31, 2005
(All figures in Canadian dollars)

The loss for the year ended December 31, 2005 was $852,527 as compared with a loss of $362,534 for the year ended December 31, 2004. The following expenses comprised the loss of $852,527 for the year ended December 31, 2005. The breakdown of these increased expenses is as follows:

(i)	Stock-based compensation (Note 8) of $240,720 from $183, 770 on December 31, 2004 to $424,490 on December 31, 2005;

(ii)	Accounting, audit and legal fees of $57, 428 from $65,051 on December 31, 2004 to $122,479 December 31, 2005;

(iii)	Management and consulting fees (Note 11(a)) of $82,057 from $50,123 on December 31, 2004 to $132,180 on December 31, 2005;

(iv)	Travel and shareholder information of $53,129 from $15,403 on December 31, 2004 to $68,532 on December 31, 2005;

(v)	Office and rent (Note 11(b)) of $13,173 from $12,317 on December 31, 2004 to $25,490 on December 31, 2005;

(vi)	Transfer agent fees of $51,397 from $22,880 on December 31, 2004 to $74,277 on December 31, 2005;

(vii)	Amortization of $5,079 to December 31, 2005.

Financings, Principal Purposes and Milestones

During 2005, the Company completed the following Private Placements:

On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceeds of $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

On December 01, 2005, the Company initiated the following Private Placement, which it completed on January 10, 2006:

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

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement are subject to a hold period, which expired on May 11, 2006.

Year ended December 31, 2004
(All figures in Canadian dollars)

The loss for the year ended December 31, 2004 was $362,534 as compared with a loss of $154,427 for the year ended December 31, 2003. The following expenses comprised the loss for the year ended December 31, 2004 of $362,534. The breakdown of these increased expenses is as follows:

(i)	Stock based compensation of $110,183, from $73,857 on December 31, 2003 to $183, 770 on December 31, 2004;

(ii)	Accounting, audit and legal fees of $52,788, from $12,263 on December 31, 2003 to $65,051 on December 31, 2004;

(iii)	Management fees of $7,236, from $28,264 on December 31, 2003 to $35,500 on December 31, 2004;

(iv)	Filing fees and services of $343, from $19,718 on December 31, 2003 to $19,375 on December 31, 2004;

(v)	Travel and shareholder information of $15,404 to December 31, 2004;

(vi)	Finder’s fee of $14,025 to December 31, 2004;

(vii)	Consulting fees of $11,623 to December 31, 2004;

(viii)	Office, rent, sundry of $201, from $9,109 on December 31, 2003 to $9,310 on December 31, 2004;

(ix)	Transfer agent fees of ($1,609), from $5,114 on December 31, 2003 to $3,505 on December 31, 2004;

(x)	Directors’ Fees of $3000 to December 31, 2004;

(xi)	Communications of ($1,575), from $4,370 on December 31, 2003 to $2,319 on December 31, 2004;

(xii)	Bank charges and interest of ($1,057), from $1,744 on December 31, 2003 to $687 on December 31, 2004.

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

Year ended December 31, 2003
(All figures in Canadian dollars)

The loss for the year ended December 31, 2003 was $154,427 as compared with a loss of $1,015,682 for the year ended December 31, 2002. During this period, expenses related to the consolidation of shares and the implementation of a private placement, increased. The Company, as required by new regulations and standards, expensed the fair value of the options granted during the year. The total expense was $73,857.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

Financings, Principal Purposes and Milestones

On August 12, 2003, the TSX Venture exchange approved the consolidation of the Company’s capital on a five old for one new basis. After the consolidation, the balance of the issued and outstanding shares was 2,683,595. The TSX also approved the change of name to Rodinia Minerals Inc. Effective August 13, 2003, the common shares of Rodinia Minerals Inc. commenced trading on the Exchange under the symbol “RM”. As of April 11, 2006, the balance of the issued and outstanding shares was 17,290,671 shares outstanding. On a fully diluted basis, the balance of the issued and outstanding shares will be 25,778,457 shares outstanding (6,739,786 warrants outstanding and 1,748,000 stock options outstanding.)

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

Year ended December 31, 2002
(All figures in Canadian dollars)

The loss for the year-ended December 31, 2002 was $1,015,682 as compared with a loss of $657,964 for the year-ended December 31, 2001. The increase in net loss was attributable to a write-off of resource properties in 2002. Management fees also increased during the year due to the involvement of an additional director who assisted in the Wyoming Property negotiations, and who actively looked for a new property for the Company. The informal contract with the one of the directors to assist in negotiations and locate a new property was cancelled at the end of the year.

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

B. Liquidity and Capital Resources

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

Year ended December 31, 2005
(All figures in Canadian dollars)

As at December 31, 2005, the Company’s working capital deficit was $5,089,115 as compared to a working capital deficit of $181,863 in the beginning of the period (December 31, 2004). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of changing financial markets, funding by equity subscriptions may not be possible at the times required or desired by the Company.

The Company’s historical capital needs were met by equity subscriptions (2005 - $5,138,281; 2004 - $386,000; 2003 - $180,000); convertible loans (2005 - nil; 2004 - $151,800; 2003 - nil); increase due to related parties (2005 - $11,090; 2004 - nil); proceeds from share subscriptions (2005 - $592,00; 2004 - nil).

During the year ended December 31, 2005, holders of the Company’s convertible debt instruments exercised their options to convert their loans into 506,000 common shares at a deemed price of $0.30 and 506,000 non-transferable share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.30 per share expiring on September 20, 2005. All 506,000 warrants were exercised during the year. In connection with the conversion, the Company issued as a commission 46,750 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those issued on conversion.

Year ended December 31, 2004
(All figures in Canadian dollars)

As at December 31, 2004, the Company’s working capital deficit was $181,863 as compared to a working capital deficit of ($41,638) in the beginning of the period (December 31, 2003). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of changing financial markets, funding by equity subscriptions may not be possible at the times required or desired by the Company. The Company’s historical capital needs were met by equity subscriptions (2004 - $386,000; 2003 - $180,000); convertible loans (2004 - $151,800; 2003 - Nil). On October 19, 2004, the TSX Venture Exchange accepted for filing the documentation with respect to the Private Placement/Convertible Loans announced September 20, 2004. The one year convertible loans totaling $151,800 were convertible into units of one common share and one common share purchase warrant. Each warrant had a term of one year from the date of issuance of the notes (to September 20, 2005) and entitled the holder to purchase one common share, exercisable at the price of $0.30. A finder’s fee of 46,750 units payable to Brad Aelicks, with the same terms as the convertible loans, was approved by the TSX.

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

D. Trend Information

Minerals exploration and development is an inherently risky enterprise. It is possible that Rodinia will fail to locate sufficient resources to warrant further exploration. In addition, the economic viability of the project depends to a large extent on the continued strength of uranium prices, which, historically, have been highly volatile. Furthermore, should the Company determine that the ore body at Workman Creek is not a candidate for ISL, the economic viability of the project would be severely impaired.

Rodinia is currently sufficiently funded for the first two phases of exploration and development. The Company will depend partly on outside capital to complete the exploration and development of its resource properties, which it will likely raise by issuing additional shares of common stock. This additional capital may not be available to meet our continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company will dilute the equity interests of current shareholders. If the Company is unable to obtain financing in the amounts that it needs to conduct its business, and on terms deemed acceptable, the business and future success of the Company will almost certainly be impaired.

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

F. Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations.

G. Safe Harbor

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Name and Residence of Directors and Present Offices Held	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Date Elected or Appointed a Director

Donald Morrison(1) Vancouver, BC Director and President	President of the Company since August 2003. Director of the Company since November 1995	November 2, 1995 to the present
Donald Mosher(1) North Vancouver, BC Director and Vice President Corporate Communications	Vice President Corporate Communications since December 8, 2003. Financial consultant since 2003. Principal of B&D Capital Partners. Mr. Mosher has been with B&D Capital Partners for the past 5 years	December 8, 2003 to the present
Ken Thorsen(1) Port Coquitlam, B.C. Director and Vice President Exploration	Vice President Exploration since February 1, 2005. Geological Engineer. President of Thorsen Consulting Ltd. from 2002 to the present. Retired from a 21 year career with Teck Cominco Ltd.	November 1, 2004 to the present

Robert Pirooz(1) Director (appointed AGM June 10, 2005)	Mining Company Senior Executive. Mr. Pirooz is a lawyer and was called to the British Columbia Bar in 1990.	June 10, 2005 to the present

(1) Member of the Audit Committee

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

B. Compensation Executive Officers of the Company

Summary Compensation Table
(All figure in Canadian dollars)

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Amounts paid in lieu of salaries for consulting functions(2) ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Donald Morrison President & CEO	2005 2004 2003	Nil	Nil	$56,250	575,000(3) 150,000	Nil	Nil	$2,000(4) $1,000
	2002	Nil	Nil		175,000	Nil	Nil	Nil
		Nil	Nil		Nil	Nil	Nil	Nil
Donald Mosher Vice President Corporate Communications and Acting CFO	2005 2004 2003	Nil	Nil	$43,000(5) $6,000	245,000 113,000	Nil Nil	Nil Nil	$2,000(6) $1,000
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ken Thorsen Director and Vice President Exploration	2005	NIL	NIL	NIL	75,000 25,000	NIL	NIL	NIL
Robert Pirooz Director		NIL	NIL	NIL	100,000 25,000	NIL	NIL	NIL

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

(3) In fiscal 2005 Don Morrison was granted options:	285,000 @ $0.72 Expires 28-Nov-10
135,000 @ $0.70 Expires31-Aug-10
155,000 @ 0.92 Expires 20-Mar-07
(Re-priced from $1.00)
TOTAL	575,000 GRANTED

(4) $2,000 was paid for Director’s fees to Don Morrison in fiscal 2005.

(5) In fiscal 2005 Donald Mosher was granted options:	50,000 @ $0.72 Expires 28-Nov-10
135,000 @ $0.70 Expires 31-Aug-10
60,000 @ $0.92 Expires 20-Mar-07
(Re-priced from $1.00)
TOTAL	245,000 GRANTED

(6) $43,000 for consulting fees were paid to a company controlled by Donald Mosher in fiscal 2005 and $2,000 was paid for Director’s fees to Donald Mosher in fiscal 2005.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long-term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended December 31, 2005.

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

Option/SAR Grants During the Most Recently Completed Financial Year

Stock-Based Compensation

During the year ended December 31, 2005, the Company granted 1,250,000 (2004 - 388,000) stock options to directors and consultants of the Company. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and resulting values:

	2005	2004
Assumptions:

Expected life	2 - 5 years	2 - 5 years
Expected dividend yield	0%	0%
Risk-free interest rate	3.2% - 3.8%	2.0%
Expected volatility	109% - 177%	94% - 134%
Results:
Fair value of each option granted	$0.55 - $0.88	$0.29 - $0.68

During the year ended December 31, 2005, the Company recorded $424,490 (2004 - $183,770) in stock-based compensation.

The following table sets forth stock options granted during the fiscal years ending December 31, 2005 and December 31, 2004, to each of the named Executive Officers.

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Donald Morrison 2004 2005	50,000 100,000 285,000 135,000 155,000	12.89% 25.77% 22.8% 10.8% 12.4%	$0.30 $1.00 $0.72 $ 0.70 $0.92	$0.30 $1.00 $0.72 $0.69 $1.25	April 13, 2009 Nov 26, 2006 Nov 28, 2010 Aug 31, 2010 March 20, 2007
Donald Mosher 2004 2005	70,000 43,000 50,000 135,000 60,000	18.04% 11.08% 4% 10.8% 4.8%	$0.30 $0.60 $0.72 $0.70 $0.92	$0.30 $0.60 $0.72 $0.69 $1.25	April 13, 2009 November 4, 2006 November 28, 2010 August 31, 2010 March 20, 2007
Ken Thorsen 2004 2005	25,000 20,000 75,000 25,000	6.44% 5.15% 4.5% 2%	$0.60 $0.92 $0.92 $0.70	$0.68 $0.68 $0.68 $0.69	November 4, 2006 November 24, 2006 March 20, 2007 August 31, 2010
Rober Pirooz 2005	100,000 25,000	6% 2%	$0.92 $0.70	$0.68 $0.69	March 20, 2007 August 31, 2010
Walter Brooks(2) 2004	25,000	6.44%	$0.30	$0.30	April 13, 2009
(1)	The exercise price of stock options is determined by the Board of Directors in accordance with TSX Venture Exchange policies.
(2)	Mr. Brooks is a former Director who was not reappointed to the board at the Company’s AGM on June 10, 2005

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the Company’s completed financial year ended December 31, 2004, the following options were exercised by the Named Executive Officers:

Name (a)	Securities Acquired on Exercise (#) (1) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at financial year end (#) (2) Exercisable/ Unexercisable (d)	Value of Unexercised in the-Money Options/SARs at Financial Year End ($) (2)(3) Exercisable/ Unexercisable (e)
Donald Morrison 2004	100,000	$25,000	225,000	$240,750
2005	NIL	NIL	NIL	NIL

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

Walter Brooks (who was not re-elected as a director at the Company’s AGM on June 10, 2005 ) exercised 25,000 @ $0.30 (expiring 13-Apr-09). Exercise date was October 5, 2005.

Option and SAR Re-pricings

There were no re-pricings of stock options under the stock option plan or otherwise during the Company’s completed financial year that ended December 31, 2004.

On September 21, 2005, for the fiscal 2005 year, management of the Company resolved to re-price 540,000 stock options to $0.92, as follows:

120,000 options were re-priced from $1.00 to $0.92

420,000 options were re-priced from $1.25 to $0.92

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officer with the Company or from a change in control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

For the fiscal year ended December 31, 2005, Donald Morrison and Donald Mosher, both Directors, were each paid $2000 as Director fees.

For the fiscal year ended December 31, 2005, $43,000 for consulting fees was paid to a company controlled by Donald Mosher. Amounts paid in lieu of salaries for management functions” to Donald Mosher relate to his consulting services and should not be interpreted as fees related to his services as Vice President Corporate Communications.

During the fiscal year ended December 31, 2004, Don Morrison and Don Mosher were each paid $1,000 for Director fees for services.

During the fiscal year ended December 31, 2004, Walter Brooks (Mr. Brooks was a former Director. Mr. Brooks was not reappointed to the Board at the Company’s AGM on June 10, 2005) was paid $1,000 for a director’s fee for services as a consultant or expert.

For the fiscal year ended December 31, 2004, $6,000 for consulting fees was paid to a company controlled by Donald Mosher. amounts paid in lieu of salaries for management functions” to Donald Mosher relate to his consulting services and should not be interpreted as fees related to his services as Vice President Corporate Communications.

C. Board Practices

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

Other
Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Donald Morrison	Not independent*	Financially literate*
Donald Mosher	Not Independent*	Financially literate*
Ken Thorsen	Independent*	Financially literate*
Robert Pirooz	Independent*	Financially literate*

•	As defined by Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).

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

D. Employees

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

Directors:
Donald Morrison
Donald Mosher
Ken Thorsen
Robert Pirooz

Time per week spent on business:

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

E. Share Ownership

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related Party Transactions.
(All figures in Canadian dollars)

For the year ended December 31, 2005

During the year ended December 31, 2005, management and consulting fees totaled $132,180, of which $105,500 (2004 - $41,500) were paid to directors of the Company and a company controlled by a director of the Company. Of this amount, $99,250 (2004 - $41,500) was recorded in management and consulting fees and $6,250 (2004 - $nil) was recorded in mineral properties.

During the year ended December 31, 2005, office and rent expense totaled $25,490, of which $5,000 (2004 - $10,000) was paid to a director of the Company in connection with the provision of office premises to the Company.

As at December 31, 2005, an amount of $11,090 (2004 - $ NIL) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

For the year ended December 31, 2004

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

C. Interests of Experts and Counsel

No experts or counsel employed by the Company own shares in the Company.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The audited financial statements for the Company for the fiscal years ending December 31, 2005, and 2004 form a material part of this Registration Statement.  See Items “17 and 18” herein below.

B. Significant Changes

There have not been any significant changes in the Company since the date of the most recent interim financial statements other than those disclosed in this Annual Report.

Item 9. The Offer and Listing
A. Offer and Listing Details

(All figures in Canadian dollars)

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2005	$1.85	$0.46
2004	$1.49	$0.21
2003	$0.50	$0.01
2002	$0.07	$0.01
2001	$0.18	$0.02
2000	$0.37	$0.08

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
March 31, 2006	$1.75	$0.88
December 31, 2005	$1.44	$0.77
September 30, 2005	$1.33	$0.46
June 31, 2005	$0.85	$0.61
March 2005	$1.85	$1.87
December 31,, 2004	$1.49	$0.50
September 30, 2004	$0.60	$0.28
June 31, 2004	$0.38	$0.28
March 31, 2004	$0.40	$0.21
December 31, 2003	$0.50	$0.25
September 30 , 2003	$0.27	$0.01
June 31, 2003	$0.09	$0.01
March 31, 2003	$0.07	$0.02

The following table indicates the high and low market prices for the most recent twelve months:

Month	High	Low
April 2006	$1.04	$0.65
March 2006	$1.30	$0.88
February 2006	$1.55	$1.08
January 2006	$1.75	$1.35
December 2005	$1.44	$0.77
November 2005	$1.01	$0.68
October 2005	$1.20	$0.80
September 2005	$1.33	$0.60
August 2005	$0.72	$0.46
July 2005	$0.77	$0.50
June 2005	$0.85	$0.78
May 2005	$0.93	$0.61
April 2005	$1.20	$0.90
March 2005	$1.70	$1.05
February 2005	$1.85	$0.87
January 2005	$1.20	$1.01
December 2004	$1.49	$0.95
November 2004	$1.20	$0.54

The Company has authorized 100,000,000 common equity shares with no par value. As of December 31, 20054 there were 16,082,574 shares issued and outstanding. The shares of the Company are listed on the TSX Venture Exchange.

B. Plan of Distribution

Not Applicable

C. Markets

The Company’s shares are traded on the TSX Venture Exchange (the “TSX-V”).

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

Item 10. Additional Information

A. Share Capital
(All figures in Canadian dollars)

Changes in capital stock during the years ended December 31, 2005 and 2004 were as follows:

SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2003	3,683,595	$12,793,357

Issued during the year:
For cash:
Private placements, net of share issue costs	1,624,000	350,000
Exercise of stock options	120,000	30,000
Exercise of warrants	50,000	6,000

For services - finder’s fees	64,400	-

Balance, December 31, 2004	5,541,995	$13,179,357

(b) Issued and outstanding (continued)

	Number of Shares	Amount
Balance, December 31, 2004	5,541,995	$13,179,357
Issued during the year:
For cash:
Private placements, net of share issue costs	6,108,785	3,485,813
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent options	-	42,396
Exercise of agent warrants	-	6,717
For services - finder’s fees	498,277	14,025
For interest	17,857	18,750
For conversion of debt	506,000	158,083
Balance, December 31, 2005	16,082,574	$17,796,673

Private Placements

(i) On March 17, 2004, the Company issued 800,000 units at $0.18 per unit for gross proceeds of $144,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.23 per share expiring on March 16, 2005.

(ii) On September 28, 2004, the Company issued 824,000 units at $0.25 per unit for gross proceeds of $206,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant.

Each warrant entitled the holder to purchase one common share of the Company at a price of $0.35 per share expiring on September 27, 2005. In connection with the private placement, the Company issued as a commission 64,400 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement.

(iii) On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceeds of $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

(iv) On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant.

Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

(v) On May 10, 2006, the Company announced that it had arranged a non-brokered private placement consisting of one million units at 74 cents per unit, for total proceeds of $740,000. Each unit consists of one common share and one whole transferable share purchase warrant. Each warrant is convertible into one common share at a price of $1.10 for a period of 12 months, subject to the company's right to accelerate the expiry date of the warrants if, at any time after 60 days from the closing of the private placement, its shares close above $1.50 per share for 30 consecutive trading days.

Proceeds of the financing will be used for general exploration expenditures on the company's Workman Creek uranium deposit in Gila county, Arizona, and for general working capital.

A finder's fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. The financing is subject to regulatory acceptance.

Stock Options

Revised Stock Option Plan June 10, 2005

Shareholders approved a new stock option plan on June 10, 2005, at Rodinia’s annual general meeting, whereby options may be granted to the Company’s directors, officers, employees and consultants for up to 20% of the common shares issued and outstanding (2004 - 10%). The exercise price, term and vesting period of each option is determined by the Board of Directors. Each term is not to exceed five years and the vesting period is not to be less than 18 months.

Stock option activity from December 31, 2003 to December 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2003	273,360	$0.25
Granted	388,000	0.59
Exercised	(120,000)	0.25
Outstanding, December 31, 2004	541,360	0.49
Granted	1,250,000	0.78
Exercised	(43,360)	0.28
Outstanding, December 31, 2005	1,748,000	0.70

The following number of stock options was exercisable at the end of the year:

Number of Shares

December 31, 2003	273,360
December 31, 2004	541,360
December 31, 2005	918,000

During the year ended December 31, 2005, the Company granted 1,250,000 (2004 - 388,000) stock options to directors and consultants of the Company.

On September 21, 2005, the Company amended the exercise price of 540,000 stock options; 120,000 options were re-priced from $1.00 to $0.92 and 420,000 options were re-priced from $1.25 to $0.92.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and resulting values:

Assumptions:	2005	2004

Expected life	2 - 5 years	2 - 5 years
Expected dividend yield	0%	0%
Risk-free interest rate	3.2% - 3.8%	2.0%
Expected volatility	109% - 177%	94% - 134%
Results:
Fair value of each option granted	$0.55 - $0.88	$0.29 - $0.68

During the year ended December 31, 2005, the Company recorded $424,490 (2004 - $183,770) in stock-based compensation.

The following table summarizes the stock options outstanding at December 31, 2005:

Exercise Number of		Weighte Average Remaining Contractual Life	Weighted Average	Number e	Weighted Average
Price	Shares	in Years	Exercise Price	Exercisable	Exercise Price
$0.25	135,000	2.7	$0.20	135,000	$0.20
0.30	150,000	3.3	0.30	150,000	0.30
0.60	93,000	0.8	0.60	93,000	0.60
0.70	400,000	4.9	0.70	-	0.70
0.72	400,000	4.7	0.72	-	0.72
0.80	30,000	4.8	0.80	-	0.80
0.92	540,000	1.1 0.	0.92	540,000	0.92

The options outstanding at December 31, 2005 will expire between November 4, 2006 and November 10, 2010.

Agent options

During the year ended December 31, 2005, the Company issued 508,159 agent options to purchase 508,159 units in connection with the financings described in notes 6(b)(iii) and (iv). Agent option activity since December 31, 2003 is presented below:

	Exercise Price
Number of	Units	per Unit
Outstanding, December 31, 2003 and 2004	-	-
Granted	508,159	$0.65 - 0.74
Exercised	(32,184)	0.65

Outstanding, December 31, 2005	475,975	0.65 - 0.74

Agent options outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Stock Options December 31, 2004 and December 31, 2003

During the years ended December 31, 2004 and 2003, stock options were granted, exercised and expired/cancelled as follows:

	2004		2003
	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance - beginning of year	273,360	$0.25	180,800	$0.75
Granted	175,000	$0.30	273,360	$0.25
	93,000	$0.60
	120,000	$1.00
Exercised/expired	(120,000))	$$0.25	(180,800)	$0.75
	541,360	$$0.49	273,360	$0.25

The number of options and the weighted average exercise price of options issued prior to2003 have been adjusted to reflect the 1:5 rollback of shares.
During the year ended December 31, 2004, the Company granted 388,000 stock options to directors and consultants. The fair value of these options have been estimated using the Black-Scholes option pricing model using a risk-free interest rate of 2.0%, an expected life of 2-5 years, an imputed dividend yield of 0%, and a volatility assumption as indicated below:

Number of Options	Exercise Price	Grant Date	Value per share	Total Value	Volatility Assumption
175,000	$0.30	April 13, 2004	$0.29	$50,750	134%
96,000	$0.60	November 5, 2004	$0.68	63,420	94%
120,000	$1.00	November 29, 2004	$0.58	69,600	100%
				$183,770

Share Purchase Warrants

Warrant activity since December 31, 2003, is presented below:

	Number of Shares	Purchase Price per Share
Balance, December 31, 2003	1,000,000	$0.15
Issued	1,813,616	0.23 - 0.35
Exercised	(50,000)	0.15

Balance, December 31, 2004	2,763,616	0.15 - 0.35

Issued	5,661,533	0.30 - 1.10
Exercised	(3,328,866)	0.15 - 0.80

Balance, December 31, 2005	5,096,283	0.80 - 1.10

Warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Agent warrants

During the year ended December 31, 2005, the Company issued 615,605 agent warrants that may be exercised to purchase 615,605 common shares in connection with the financings described in notes 6(b)(iii) and (iv). Agent warrant activity since December 31, 2003 is presented below:

	Number of shares	Purchase Price per Share
Outstanding, December 31, 2003 and 2004	-	-
Granted	615,605	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	610,355	0.80 - 1.10

Agent warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Contributed Surplus

	2005	2004
Balance, beginning of year	$257,627	$73,857
Stock-based compensation (Note 8)	424,490	183,770
Fair value of agent options and warrants (Note 6)	826,371	-
Transfer to share capital upon exercise of stock options	(12,257)	-
Transfer to share capital upon exercise of agent options	(42,396)	-
Transfer to share capital upon exercise of agent warrants	(6,717)	-

Balance, end of year	$1,447,118	$257,627

During the year ended December 31, 2005, holders of the Company’s convertible debt instruments exercised their options to convert their loans into 506,000 common shares at a deemed price of $0.30 and 506,000 non-transferable share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.30 per share expiring on September 20, 2005. All 506,000 warrants were exercised during the year. In connection with the conversion, the Company issued as a commission 46,750 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those issued on conversion.

As of December 31, 2004, the Company had outstanding loans ($151,800 - accepted by the TSX on October 19, 2004) that are for a one-year term, unsecured and non-interest bearing. The lenders have the right to convert their loans into units at a deemed value of $0.30 per unit on the earlier of March 17, 2005 or the Company graduating to Tier-2 of the TSX Venture Exchange. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at $14,025 is payable with respect to this transaction. As of December 31, 2004, $16,265 of the loan was classified as contributed surplus to recognize the value of the conversion feature of the loans.

B. Memorandum and Articles of Association

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
1.2.  Interested Director Counted in Quorum

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

Notice

Subject to the provisions of the Act, the Company’s Articles of Association provide as follows:

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

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

10.4.1	if and for so long as the Company is a public company, 21 days;

10.4.2	otherwise, 10 days.

10.5	Record Date for Notice

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

10.5.1	if and for so long as the Company is a public company, 21 days;

10.5.2	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6	Record Date for Voting

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

10.7	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article, the notice of meeting must:

10.8.1	state the general nature of the special business; and

10.8.2
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

10.8.2.1	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

10.8.2.2	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Quorum

Subject to the provisions of the Act, the Company’s Articles of Association provide as follows:

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

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

C. Material Contracts

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

D. Exchange Controls

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

E. Taxation

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, and a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are Companies that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding Company.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.  The Company does not believe that it currently qualifies as a foreign personal holding Company.  The Company, however, may not be considered a foreign personal holding Company for the current or any future taxable year and be treated as a “foreign personal holding Company” for tax purposes .

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Companies, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment Company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Company does not believe that it currently qualifies as a foreign investment Company.  The Company may not be considered a foreign investment Company for the current or any future taxable year and be treated as a “foreign investment Company” for tax purposes .

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

The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  The Companycannot be certain that it is correct about its qualification for PFIC status and that it will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Controlled Foreign Company

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and Companies or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States shareholder”), the Company could be treated as a controlled foreign Company (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.  If a foreign Company is both a PFIC and a CFC, the foreign Company generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Companies ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Company does not believe that it currently qualifies as a CFC.  The Company may not be considered a CFC for the current or any future taxable year.

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

F. Dividends and Paying Agents

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

G. Statement by Experts

Dr. J.H. Montgomery, Ph.D., P. Eng of Vancouver, British Columbia is cited as an expert in this statement and is the author of a report that is included as an exhibit. Dr. Montgomery is geological engineer and resides at 8606 Fremlin Street, Vancouver, B.C. He is a graduate of the University of British Columbia: B.SC. in 1959; M.Sc. in 1960 and Ph.D. in 1967. He has practiced in his profession since 1959, and is a member of the Association of Professional Engineers and Earth Science of British Columbia. He is also on the advisory board of the Canadian Institute of Gemology. On page 80 of the report, Dr. Montgomery consents to the Company using his report in this manner.

Manning Elliott, Chartered Accountants, has audited the financial statements included in this statement. They are located at 11th Floor, 1050 West Pender Street Vancouver, BC, Canada, V6E 3S7. They have met the requisite standards in education, experience, and evaluation required for licensing. The auditor consents to the Company using the audited financials.

H. Documents on Display

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

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company currently has no revenues. The Company’s financial instruments are comprised of trade accounts receivables and payables which are subject to normal credit risks.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not Applicable

B. Warrants and Rights

Year ended December 31, 2005
(All figures in Canadian dollars)

During the year ending December 31, 2005, the Company initiated the following private placements and issued warrants as part of these private placements.

(i) On March 17, 2004, the Company issued 800,000 units at $0.18 per unit for gross proceeds of $144,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.23 per share expiring on March 16, 2005.

(ii) On September 28, 2004, the Company issued 824,000 units at $0.25 per unit for gross proceeds of $206,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant.

Each warrant entitled the holder to purchase one common share of the Company at a price of $0.35 per share expiring on September 27, 2005. In connection with the private placement, the Company issued as a commission 64,400 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement.

(iii) On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceeds of $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

(iv) On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant.

Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

Share Purchase Warrants

Warrant activity since December 31, 2003, is presented below:

	Number of Shares	Purchase Price per Share
Balance, December 31, 2003	1,000,000	$0.15

Issued	1,813,616	0.23 - 0.35
Exercised	(50,000)	0.15

Balance, December 31, 2004	2,763,616	0.15 - 0.35

Issued	5,661,533	0.30 - 1.10
Exercised	(3,328,866)	0.15 - 0.80

Balance, December 31, 2005	5,096,283	0.80 - 1.10

Warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Agent warrants

During the year ended December 31, 2005, the Company issued 615,605 agent warrants that may be exercised to purchase 615,605 common shares in connection with the financings described in notes 6(b)(iii) and (iv). Agent warrant activity since December 31, 2003 is presented below:

	Number of Shares	Purchase Price per Share
Outstanding, December 31, 2003 and 2004	-	-
Granted	615,605	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	610,355	0.80 - 1.10

Agent warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Year ended December 31, 2004
(All figures in Canadian dollars)

During the year ending December 31, 2004, the Company issued 800,000 units at a price of $0.18 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 per share for a period of one year. Subsequent to the year end, 200,000 of these warrants were exercised.

During the year ending December 31, 2004, the Company issued 824,000 units at a price of $0.25 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 per share for a period of one year.

During the year ending December 31, 2004, the Company engaged Haywood Securities Inc. (“Haywood”) to conduct a private placement of 2,000,000 units at a price of $0.65 per unit. Each unit (a “Unit”) will consist of one common share of the Company and one-half share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share of the Company at a price per common share of $0.80 in the first year and $0.90 in the second year. Haywood will receive a commission equal to 7.5% of the proceeds of the offering, payable in cash or Units. Haywood will also receive warrants (the “Agent’s Warrants”) equal to 10% of the number of Units sold under the offering, each Agent’s Warrant being convertible into one Unit at a price of $0.65, and a corporate finance fee of 30,000 Units for services rendered in connection with the offering.

During the year ending December 31, 2003, the Company completed a of 1 million shares and 1 million share purchase warrants. Each share purchase warrant entitles the holder to purchase an additional common share for $0.12 if exercised on or before September 8, 2004 and $0.15 per share thereafter up to and including September 8, 2005. During the year, 50,000 of those warrants were exercised for proceeds of $6,000. Subsequent to the year end, an additional 200,000 warrants were exercised for proceeds of $30,000.

Share Purchase Warrants

	2004		2003
	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Balance - beginning of year	1,000,000	$0.15	150,000		$3.33
Granted	925,216	$0.23	100,000,000		$0.15
	888,400	$0.35		$
Exercised/expired	(50,000)	$0.15	(150,000)		$3.33
	2,763,616	$0.49	273,360		$0.25

C. Other Securities

Not applicable

D. American Depositary Shares

Not applicable

PART II

Not Applicable

PART III

Item 17 and 18 Financial Statements

RODINIA MINERALS INC.
(FORMERLY DONNYBROOK RESOURCES INC.)
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

AUDITORS’ REPORT

To the Shareholders of
Rodinia Minerals Inc.

We have audited the consolidated balance sheet of Rodinia Minerals Inc. as at December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in its reports dated March 12, 2005 and May 4, 2004, respectively.

Manning Elliott LLP (signed)

Vancouver, British Columbia	CHARTERED ACCOUNTANTS
April 11, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

We also conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these financial statements. Our report to the shareholders dated April 11, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

Manning Elliott LLP (signed)

Vancouver, British Columbia	CHARTERED ACCOUNTANTS
April 11, 2006

RODINIA MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS

RODINIA MINERALS INC. CONSOLIDATED BALANCE SHEET

	As of December 31
	2005	2004

ASSETS
Current Assets
Cash & cash equivalents	$4,575,966	$69,493
Receivables	$42,969	$2,844
Prepaid expenses	$2,340	$10,000
Total Current Assets	$4,621,275	$82,337

Fixed Assets
Property & Equipment (note 3)	$13,513	$-
Mineral Properties (Note 4)	$1,109,554	$374,281
Reclamation Deposit	$19,889	$-
Total Fixed Assets	$1,142,956	$374,281

TOTAL ASSETS	$5,764,231	$456,618

LIABILITIES
Current Liabilities
Accounts payable & accrued liabilities	$72,026	$139,220
Convertible debt (Note 5)	$-	$135,535
Due to related parties (Note 11c)	$11,090	$-
Total Current Liabilites	$83,116	$274,755

Long Term Liabilities	$-	$-

TOTAL LIABILITIES	$83,116	$274,755

SHAREHOLDERS' EQUITY
Convertible debt (Note 5)	$-	$16,265
Share subscriptions (Note 14a)	$592,000	$-
Share capital (Note 6)	$17,743,495	$13,179,357
Contributed surplus (Note 7)	$1,447,118	$257,627
Retained earnings (Deficit)	$(14,101,498)	$(13,271,386)
Total Equity	$5,681,115	$181,863

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$5,764,231	$456,618

See accompanying notes to the consolidated financial statements

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 14)
See accompanying notes to the Consolidated Financials Statements

Approved on Behalf of the Directors:

"Donald Morrison"	"Donald Mosher"
Donald Morrison, Director	Donald Mosher, Director

RODINIA MINERALS INC. CONSOLIDATED STATEMENT OF OPERATIONS & DEFICIT

	Year Ended December 31
	2005	2004

REVENUES	$-	$-

EXPENSES
Accounting & legal	$122,479	$65,051
Amortization	$5,079	$-
Finder's fee	$-	$14,025
Management & consulting fees (Note 11a)	$132,180	$50,123
Office & rent (Note 11b)	$25,490	$12,317
Stock-based compensation (Note 8)	$424,490	$183,770
Transfer agent & regulatory fees	$74,277	$22,880
Travel & promotion	$68,532	$15,403
Total Expenses	$852,527	$363,569

LOSS FOR THE YEAR BEFORE OTHER ITEMS	$(852,527)	$(363,569)

OTHER ITEMS
Interest income	$55,613	$1,035
Interest expense	$(25,978)	$-
Foreign exchange loss	$(7,219)	$-
TOTAL OTHER ITEMS	$22,416	$1,035

NET LOSS FOR THE YEAR	$(830,111)	$(362,534)
DEFICIT, BEGINNING OF THE YEAR	$(13,271,386)	$(12,908,852)
DEFICIT, END OF THE YEAR	$(14,101,497)	$(13,271,386)

Loss Per Share (Note 10) Basic & Diluted	(0.08)	(0.08)

See accompanying notes to the consolidated financial statements

RODINIA MINERALS INC. CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31
	2005	2004

CASH FLOWS FROM:
OPERATING ACTIVITIES
Net Loss for the year	$(830,112)	$(362,534)
Items not involving cash and cash equivalents:		$-
Amortization	$5,079	$-
Shares issued for interest and services	$39,058	$-
Stock-based compensation expense	$424,490	$183,770
	$(361,485)	$(178,764)
Changes in operating assets and liabilities:
Receivables	$(40,125)	$(2,538)
Prepaid expenses	$7,660	$(10,000)
Accounts payable and accrued liabilities	$(67,194)	$97,605
Net Cash Provided By (Used In)Operating Activities	$(461,144)	$(93,697)

INVESTING ACTIVITIES
Purchase of property and equipment	$(18,592)	$-
Increase in reclamation deposit	$(19,889)	$-
Mineral property expenditures capitalized during the year	$(735,273)	$(374,281)
Net Cash Provided By (Used In) Investing Activities	$(773,754)	$(374,281)

FINANCING ACTIVITIES
Proceeds from common shares issued, net of share issue costs	$5,138,281	$386,000
Proceeds from isuance of convertible debt	$-	$151,800
Repayment of debt	$-	$(675)
Increase in due to related parties	$11,090	$-
Proceeds from share subscriptions	$592,000	$-
Net Cash Provided By (Used in) Financing Activities	$5,741,371	$537,125

INCREASE IN CASH & CASH EQUIVALENTS DURING THE YEAR	$506,473	$69,147
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$69,493	$346
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$575,966	$69,493

SUPPLEMENTARY CASH FLOW INFORMATION
Cash received:
Interest	$18,869	$-
Income taxes	$-	$-

Cash Paid for:
Interest	$945	$1,035
Income taxes		$-

Non-cash investing and financing activities:
Shares issued to settle convertible debt (Note 5)	$158,083	$-

See accompanying notes to the consolidated financial statements

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. NATURE AND CONTINUANCE OF OPERATIONS

Rodinia Minerals Inc. (the “Company”) was incorporated on April 14, 1986 under the Company Act of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties domiciled in the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

As at December 31, 2005, the Company had working capital of $4,534,736, and an accumulated deficit of $14,180,415. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly-owned U.S. subsidiary, Donnybrook Platinum Resources Inc. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets, and the valuation of asset retirement obligations. Actual results may ultimately differ from those estimates.

(c) Mineral properties

Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or becomes impaired.

Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future.

Impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

(i) the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

(ii) exploration results are not promising and no more work is being planned in the foreseeable future; or

(iii) the remaining lease terms are insufficient to conduct necessary studies or exploration work.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Mineral properties (continued)

Once impairment has been determined, a portion of the carrying value will be written-down to net realizable value. Amounts shown for mineral properties reflect costs incurred to date, less writedowns, and are not intended to reflect present or future values.

(d) Property and equipment

Property and equipment is initially recorded at cost. Amortization is provided using the declining balance basis using the following annual rates:

Furniture and fixtures       30%
Office equipment          20%

(e) Translation of foreign currencies and foreign subsidiaries

Transactions in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

The Company’s integrated foreign subsidiaries are financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

(f) Stock-based compensation

The Company has a stock option plan for management, directors and employees. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid by employees on the exercise of stock options is recorded as share capital.

(g) Loss per share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options.

(h) Long-lived assets

The recoverability of long-lived assets, which includes property and equipment and mineral property costs, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Asset retirement obligations

Effective January 1, 2004, the Company adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, the Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-ofproduction method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(j) Comparative figures

Certain figures presented for comparative purposes have been reclassified to conform to the presentation adopted for the current year.

(k) Cash equivalents

Cash equivalents include securities that on acquisition have an initial term to maturity of three months or less, or may be redeemed during this period. These investments are highly liquid marketable securities and deposits, which are recorded at the lower of cost and market value.

3. PROPERTY AND EQUIPMENT

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Furniture and equipment	$13,607	$4,082	$9,525	$-
Office equipment	4,985	997	3,988	-

	$18,592	$5,079	$13,513	$-

4. MINERAL PROPERTIES
Workman Creek and Mormon Lake

2005	Workman Creek	Mormon Lake
	Arizona	Arizona	Total
Mineral properties, beginning of the year	$374,281	$-	$374,281

Cost incurred during the year:
Acquisition costs	85,000	-	85,000
Advanced royalty	30,282	-	30,282
Property deposit	29,467	-	29,467
Property advances	-	16,409	16,409
Assaying	8,447	-	8,447
Consulting	168,607	-	168,607
Claims maintenance	29,644	91,306	120,950
Field equipment and supplies	44,727	-	44,727
Field work, labour and supplies	67,437	-	67,437
General and administration	60,761	-	60,761
Site visits	10,573	-	10,573
Staking programs	-	92,613	92,613
	534,945	200,328	735,273
Mineral properties, end of the year	$909,226	$200,328	$1,109,554

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Workman Creek	Mormon Lake
2004	Arizona	Arizona	Total

Mineral properties, beginning of the year	$-	$-	$-

Cost incurred during the year:
Property deposit	42,500	-	42,500
Claims	39,334	-	39,334
Consulting	56,705	-	56,705
Field equipment and supplies	34,398	-	34,398
Field work, labour and supplies	1,263	-	1,263
General and administration	16,625	-	16,625
Reports and Maps	12,712	-	12,712
Site visits	6,088	-	6,088
Staking programs	164,656	-	164,656
	374,281	-	374,281

Mineral properties, end of the year	$374,281	$-	$374,281

(a) Workman Creek, Arizona, United States

On October 26, 2004, the Company entered into a Letter of Intent (“LOI”) with Cooper Minerals, Inc. (“Cooper”) with the intention to enter into a formal option agreement which will provide for the acquisition by the Company, through its wholly-owned subsidiary Donnybrook Platinum Resources Inc. (“Donnybrook”), of a 100% interest in the Workman Creek Uranium Deposit Project (“Workman Creek”). To exercise the Option, the following must be achieved at the times specified:

1. On execution of the LOI, $42,500 cash is to be paid to Cooper. As at December 31, 2005, this amount had been paid.

2. On the earlier of 60 days after the date of the LOI and 5 business days after the acceptance by the TSX Venture Exchange (the “TSX”) of the Claims as a Tier 1 Property, $42,500 is to
be paid to Cooper as reimbursement of the balance of expenses. As at December 31, 2005, this amount had been paid.

3. The funds necessary to initiate the preparatory work to carry out the first phase of the exploration program recommended in the Report must be advanced to Cooper upon receipt by the Company of an acceptable budget with respect to such preparatory work, and the balance of funds necessary to carry out the first phase of such exploration program (currently estimated to be $200,000) must be advanced to Cooper within 5 business days of receipt by the Company of copies of all permits required to permit the balance of such first phase to be carried out.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

4. MINERAL PROPERTIES (continued)

(a) Workman Creek, Arizona, United States (continued)

4. An aggregate US$2,000,000 in expenditures in connection with maintaining, exploring, developing or equipping any one or more of the Claims (or any additional properties covered by section 6 of the QD&RRI (“Additional Properties”) for commercial production must be incurred as follows:

(i) on or before the first anniversary of the date of the LOI, not less than an aggregate US$350,000;
(ii) on or before the second anniversary of the date of the LOI, not less than an aggregate US$850,000;
(iii) on or before the third anniversary of the date of the LOI, not less than an aggregate US$1,400,000; and
(iv) on or before the fourth anniversary of the date of the LOI, not less than an aggregate US$2,000,000.

Provided, that, until the earlier of a minimum aggregate US$1 million of such expenditures has been incurred in respect of the Claims and a bankable feasibility study has been received in respect of the Claims, such expenditures will only be incurred in respect of the Claims.

5. On the closing date (see below for a definition):

(i) $50,000 cash is to be paid to Cooper;
(ii) 2,500,000 of the Company’s common shares are to be issued to Cooper;
(iii) The Company is to issue, by way of private placement subscription agreement in standard form to issue to Cooper non-transferable share purchase warrants (the “Warrants”) for a subscription price of $10. The Warrants will entitle the holders to purchase up to 1,500,000 common shares of the Company at a price per share equal to the greater of $0.01 in excess of the closing price of the Company’s shares on the TSX on the day prior to the exercise date, and the price of any financing completed by the Company concurrently with the closing of this transaction. The Warrants will be exercisable for a period of 5 years from the closing date; and
(iv) All of Cooper’s obligations under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed.

The closing date will occur 5 business days after the last of the 3 following dates:

(i) Receipt of TSX acceptance for filing of the Company’s graduation to Tier 1 on the TSX;
(ii) Receipt of a discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the directors of Cooper in circumstances where the claims are being acquired by Donnybrook;
(iii) Receipt of TSX acceptance for filing of the claims as a Tier 1 Property.

The interest in Workman Creek is subject to a 3% net smelter revenue royalty (“NSR”). The Company has also agreed to pay a finder’s fee of up to 227,917 common shares in respect to this transaction upon closing.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

4. MINERAL PROPERTIES (continued)

(b) Mormon Lake, Arizona, United States

On November 2, 2005, the Company entered into an agreement with Patriot Power Corp. (“Patriot”) pursuant to which Patriot can earn an option (the “Rodinia Option”) to acquire from the Company a 60% interest in 209 unpatented lode mining claims located in Arizona, USA (the “Rodinia Claims”).

Patriot will earn the option to acquire a 60% interest in the Rodinia Claims upon exercising an option (the “Patriot Option”) to acquire a 100% interest in 21 unpatented lode mining claims located in Arizona, USA (the “Patriot Claims”) from a third party. The Patriot Claims are subject to royalties totalling 3%. Upon exercise of the Rodinia Option, Patriot is to grant as consideration to the Company a 40% interest in the Patriot Claims.

The terms of the agreement provide that all operations following the exercise of the Rodinia option are to be conducted on a joint venture basis between the Company and Patriot. The
Rodinia Option expires should the Patriot Option lapse or be terminated.

5. CONVERTIBLE DEBT

During the year ended December 31, 2005, holders of the Company’s convertible debt instruments exercised their options to convert their loans into 506,000 common shares at a deemed price of $0.30 and 506,000 non-transferable share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.30 per share expiring on September 20, 2005. All 506,000 warrants were exercised during the year. In connection with the conversion, the Company issued as a commission 46,750 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those issued on conversion.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

	Shares	Amount
Balance, December 31, 2003	3,683,595	$12,793,357

Issued during the year:
For cash:
Private placements, net of share issue costs	1,624,000	350,000
Exercise of stock options	120,000	30,000
Exercise of warrants	50,000	6,000

For services - finder’s fees	64,400	-

Balance, December 31, 2004	5,541,995	$13,179,357

6. (b) Issued and outstanding (continued)

	Number of Shares	Amount
Balance, December 31, 2004	5,541,995	$13,179,357
Issued during the year:

For cash:
Private placements, net of share issue costs	6,108,785	3,485,813
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent options	-	42,396
Exercise of agent warrants	-	6,717

For services - finder’s fees	498,277	14,025

For interest	17,857	18,750

For conversion of debt	506,000	158,083

Balance, December 31, 2005	16,082,574	$17,796,673

(i) On March 17, 2004, the Company issued 800,000 units at $0.18 per unit for gross proceeds of $144,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.23 per share expiring on March 16, 2005.

(ii) On September 28, 2004, the Company issued 824,000 units at $0.25 per unit for gross proceeds of $206,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.35 per share expiring on September 27, 2005. In connection with the private placement, the Company issued as a commission 64,400 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement.

(iii) On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceeds of $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes optionpricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued)

(iv) On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assignedfair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of
$14,702 in connection with this offering.

(c) Stock options

The Company has established a stock option plan whereby options may be granted to the Company’s directors, officers, employees and consultants for up to 20% of the common shares issued and outstanding (2004 - 10%). The exercise price, term and vesting period of each option is determined by the Board of Directors. Each term is not to exceed five years and the vesting period is not to be less than 18 months.

Stock option activity since December 31, 2003 is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2003	273,360	$0.25
Granted	388,000	0.59
Exercised	(120,000)	0.25
Outstanding, December 31, 2004	541,360	0.49
Granted	1,250,000	0.78
Exercised	(43,360)	0.28
Outstanding, December 31, 2005	1,748,000	0.70

The following number of stock options was exercisable at the end of the year:

Number of Shares

December 31, 2003	273,360
December 31, 2004	541,360
December 31, 2005	918,000

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL (continued)

(c) Stock options (continued)

The following table summarizes the stock options outstanding at December 31, 2005:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number of	Contractual Life	Exercise	Number	Exercise
Price	Shares	in Years	Price	Exercisable	Price
$0.25	135,000	2.7	$0.20	135,000	$0.20
0.30	150,000	3.3	0.30	150,000	0.30
0.60	93,000	0.8	0.60	93,000	0.60
0.70	400,000	4.9	0.70	-	0.70
0.72	400,000	4.7	0.72	-	0.72
0.80	30,000	4.8	0.80	-	0.80
0.92	540,000	1.1 0.	92	540,000	0.92

The options outstanding at December 31, 2005 will expire between November 4, 2006 and November 10, 2010.

(c) Warrants

Warrant activity since December 31, 2003 is presented below:

	Number	Purchase Price
	of Shares	per Share

Balance, December 31, 2003	1,000,000	$0.15
Issued	1,813,616	0.23 - 0.35
Exercised	(50,000)	0.15

Balance, December 31, 2004	2,763,616	0.15 - 0.35

Issued	5,661,533	0.30 - 1.10
Exercised	(3,328,866)	0.15 - 0.80

Balance, December 31, 2005	5,096,283	0.80 - 1.10

Warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Agent options

During the year ended December 31, 2005, the Company issued 508,159 agent options to purchase 508,159 units in connection with the financings described in notes 6(b)(iii) and (iv). Agent option activity since December 31, 2003 is presented below:

	Number of	Exercise Price
	Units	per Unit
Outstanding, December 31, 2003 and 2004	-	-
Granted	508,159	$0.65 - 0.74
Exercised	(32,184)	0.65

Outstanding, December 31, 2005	475,975	0.65 - 0.74

Agent options outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL (continued)

(e) Agent warrants

During the year ended December 31, 2005, the Company issued 615,605 agent warrants that may be exercised to purchase 615,605 common shares in connection with the financings described in notes 6(b)(iii) and (iv). Agent warrant activity since December 31, 2003 is presented below:

		Purchase
	Number of	Price per
	Shares	Shares

Outstanding, December 31, 2003 and 2004	-	-
Granted	615,605	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	610,355	0.80 - 1.10

Agent warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

7. CONTRIBUTED SURPLUS

	2005	2004
Balance, beginning of year	$257,627	$73,857
Stock-based compensation (Note 8)	424,490	183,770
Fair value of agent options and warrants (Note 6)	826,371	-
Transfer to share capital upon exercise of stock options	(12,257)	-
Transfer to share capital upon exercise of agent options	(42,396)	-
Transfer to share capital upon exercise of agent warrants	(6,717)	-

Balance, end of year	$1,447,118	$257,627

8. STOCK-BASED COMPENSATION

During the year ended December 31, 2005, the Company granted 1,250,000 (2004 - 388,000) stock options to directors and consultants of the Company. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and resulting values:

	2005	2004
Assumptions:

Expected life	2 - 5 years	2 - 5 years
Expected dividend yield	0%	0%
Risk-free interest rate	3.2% - 3.8%	2.0%
Expected volatility	109% - 177%	94% - 134%
Results:
Fair value of each option granted	$0.55 - $0.88	$0.29 - $0.68

During the year ended December 31, 2005, the Company recorded $424,490 (2004 - $183,770) in stock-based compensation.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

9. INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

(a) The significant components of the Company’s future tax assets are as follows:

	2005	2004
Future income tax assets:
Non-capital tax losses carried forward	$418,500	$373,500
Capital losses carried forward	189,000	197,000
Share issue costs	25,000	4,000
Property and equipment	1,000	-
Canadian exploration expenses	377,500	394,000
Canadian development expenses	426,000	445,000
Total gross future income tax assets	1,437,000	1,413,500
Valuation allowance	(1,437,000)	(1,413,500)

Net future income tax assets	$-	$-

(b) As at December 31, 2005, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $1,227,000 expiring as follows:

2006	$205,500
2007	248,500
2008	106,500
2009	96,000
2010	80,500
2014	134,000
2015	356,000

10. LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 10,337,000 (2004 - 4,663,000). Outstanding share options, agent options and warrants have not been considered in the computation of diluted loss per share, as the result is anti-dilutive.

11. RELATED PARTY TRANSACTIONS AND BALANCES

(a) During the year ended December 31, 2005, management and consulting fees of $105,500 (2004 - $41,500) were paid to directors of the Company and a company controlled by a director of the Company. Of this amount, $99,250 (2004 - $41,500) was recorded in management and consulting fees and $6,250 (2004 - $nil) was recorded in mineral properties.

(b) During the year ended December 31, 2005, office and rent expense of $5,000 (2004 - $10,000) was paid to a director of the Company in connection with the provision of office premises to the Company.

(c) As at December 31, 2005, an amount of $11,090 (2004 - $nil) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

12. FINANCIAL INSTRUMENTS

(a) Fair value of financial instruments

The Company has various financial instruments including cash and cash equivalents, receivables, reclamation deposit, due to a related party and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments.

(b) Concentrations of business risk

The Company maintains all of its cash and cash equivalents with a major Canadian financial institution. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactionsare denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

13. COMMITMENTS

The Company has entered into operating lease commitments for premises and office equipment as follows:

2006	$60,000
2007	60,000
2008	60,000
2009	20,000
2010	-

14. SUBSEQUENT EVENTS

(a) On January 3, 2006, the Company issued 800,000 units at $0.74 per unit for gross proceeds of  $592,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring January 3, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after March 4, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. The Company issued 70,135 units with terms similar to those units issued under the nonbrokered private placement as a commission. As at December 31, 2005, the Company had received subscriptions of $592,000 related to the private placement. The amount received has been presented in these financial statements as share subscriptions in the balance sheet.

(b) From January 1, 2006 to April 11, 2006, a total of 437,066 common shares were issued subject to the exercise of agent options, warrants and agent warrants for gross proceeds of $336,222.

RODINIA MINERALS INC.
(FORMERLY DONNYBROOK RESOURCES INC.)
CONSOLIDATED FINANCIAL STATEMENTS

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
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
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

	(g)	Stock Options

During the years ended December 31, 2004 and 2003, stock options were granted, exercised and expired/cancelled as follows:

	2004		2003
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
		Price		Price

Balance - beginning of year	273,360	$0.25	180,800	$0.75
Granted	175,000	$0.30	273,360	$0.25
	93,000	$0.60
	120,000	$1.00
Exercised/expired	(120,000)	$0.25	(180,800)	$0.75

	541,360	$0.49	273,360	$0.25

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

RODINIA MINERALS INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2004 and 2003
(An Exploration Stage Enterprise)
(U.S. GAAP Only)

	Number of Common Shares	Total Capital Stock	Retained Earnings	Shares Subscribed Not Issued	Contributed Surplus	Total Shareholders' Equity
Balance. End of the Year
December 31, 2002	2,603,495	$12,613,357	$(12,994,255)	$-	$239,830	$(141,068)
Transactions during the year
- Debt settlement	80,000	$60,000				$60,000
- Private Placement	1,000,000	$120,000				$120,000
- Contributed surplus					$73,857	$73,857
-Net income for the year			$(154,427)			$(154,427)
Balance. End of the Year
December 31, 2003	3,683,495	$12,793,357	$(13,148,682)	$-	$313,687	$(41,638)
Transactions during the year
- Private Placement	1,624,000	$350,000				$350,000
- Finder’s fees	64,400	$-				$-
- Exercise of options	120,000	$30,000				$30,000
- Exercise of warrants	50,000	$6,000				$6,000
- Contributed surplus					$200,035	$200,035
-Net income for the year			$(736,815)	$-		$(736,815)
Balance. End of the Year
December 31, 2004	5,541,895	$13,179,357	$(13,885,497)	$-	$513,722	$(192,418)

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
NOTES TO THE CONSOLIATED FINANCIAL STATEMENTS

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

Rodinia Minerals, Inc
(Registrant)
Date: May 26, 2006	By:	/s/ Don Morrison
Don Morrison
President and CEO

Item 19. Exhibits
Exhibit 1.	3.0/3.1 Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibit 7.	23.1 Consent of Manning Elliott LLP Chartered Accountants

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005