Form 20-F/A
Rodinia Minerals Inc.
filed 2006-08-04
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment no. 5

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

None
(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the Registration Statement. As of December 31, 2005, there were 16,082,574 common shares issued and outstanding. As at July 21, 2006 there were 17,290,671 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. xx

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx        Item 18 ______

TABLE OF CONTENTS

Forward-looking Statements	4
Glossary of Mining Terms	4
Item 1. Identity of Directors, Senior Management and Advisors	8
Item 2. Offer Statistics and Expected Timetable	9
Item 3. Key Information	10
A. Selected Financial Data	10
Exchange Rates	11
Rate of Currency Exchange	12
Loans Payable	12
Convertible Debt	12
Financings	13
C. Reasons for the Offer and Use of Proceeds.	15
D. Risk factors	15
Item 4. Information on the Company	21
A. Corporate Information	21
B. Business Overview	21
Item 5. Operating and Financial Review and Prospects	32
A. Operating Results	32
U.S. and Canadian GAAP Differences	32
B. Liquidity and Capital Resources	37
C. Research and Development, Patents and Licenses, etc.	39
D. Trend Information	39
E. Off-balance Sheet Arrangements.	39
F. Tabular Disclosure of Contractual Obligations	40
G. Safe Harbor	40
Item 6. Directors, Senior Management and Employees	40
A. Directors and Senior Management	46
C. Board Practices	49
D. Employees	49
E. Share Ownership	49
Item 7. Major Shareholders and Related Party Transactions	49
A. Major Shareholders	49
B. Related Party Transactions.	49
C. Interests of Experts and Counsel	50
Item 8. Financial Information	50
A. Consolidated Statements and Other Financial Information	50
B. Significant Changes	51
Item 9. The Offer and Listing	51
A. Offer and Listing Details	51
B. Plan of Distribution	52
C. Markets	52
D. Selling Shareholders	52
E. Dilution	52
F. Expenses of the Issue	52
Item 10. Additional Information	52
A. Share Capital	52
B. Memorandum and Articles of Association	59
C. Material Contracts	63

D. Exchange Controls	65
E. Taxation	67
F. Dividends and Paying Agents	75
G. Statement by Experts	76
H. Documents on Display	76
I. Subsidiary Information	76
Item 11. Quantitative and Qualitative Disclosures About Market Risk	76
Item 12. Description of Securities Other than Equity Securities	76
A. Debt Securities	76
B. Warrants and Rights	79
C. Other Securities	79
D. American Depositary Shares	80
Item 17. and Item 18. Financial Statements	80
CONSOLIDATED FINANCIAL STATEMENTS	80
Comments by Auditor for US Readers on Canada-US Reporting Difference	81
SIGNATURES	118
Item 19. Exhibits	118

Forward-Looking Statements

The following discussion contains forward-looking statements concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", or "would"be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

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
Chartered Accountants
11th Floor, 1050 West Pender Street
Vancouver, BC, Canada V6E 3S7

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected financial data in the table below was compiled from our audited financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2005, 2004, 2003, 2002, 2001 and 2000. The selected financial and operating information as at December 31, 2005, 2004 and 2003 and for each of the years in the three year period ended December 31, 2005, should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data for the years ended December 31, 2002, and 2001 have been extracted from audited financial statements not included herein.

	2005	2004	2003	2002	2001
Interest Revenue
Canadian GAAP	$ 55,613	$ 1,035	$ 12	$ 14	$ 79
United States GAAP	$ 55,613	$ 1,035	$ 12	$ 14	$ 79

Total Assets
Canadian GAAP	$5,764,231	$ 456,618	$ 652	$ 2,315	$ 985,898
United States GAAP	$4,634,788	$ 82,337	$ 652	$ 2,315	$ 2,399

Net (Loss)
Canadian GAAP	$ (830,112)	$ (362,534)	$ (154,427)	$ (1,015,682)	$ (657,964)
United States GAAP	$ (1,565,385)	$ (736,815)	$ (154,427)	$ (32,183)	$ (47,886)

Shareholders' Equity
Canadian GAAP	$ 5,681,115	$ 181,863	$ (41,638)	$ (141,068)	$ 874,614
United States GAAP	$ (3,959,672)	$ (192,418)	$ (41,638)	$ (141,068)	$ (108,885)

Share Capital
Canadian GAAP	$ 17,743,495	$ 13,179,357	$ 12,793,357	$ 12,613,357	$ 12,613,357
United States GAAP	$ 17,743,495	$ 13,179,357	$ 12,793,357	$ 12,613,357	$ 12,613,357

Net (Loss) Per Share
Canadian GAAP	($0.08)	($0.08)	-$0.02	($0.08)	($0.06)
United States GAAP	($0.15)	($0.16)	($0.05)	$0.00	$0.00

Cash Provided
Canadian GAAP	$ (461,144)	$ (93,697)	$ (80,680)	(93,067)	(94,527)
United States GAAP	$ (1,234,898)	$ (467,978)	$ (80,680)	(26,585)	(32,973)

Investing Activity
Canadian GAAP	$ (773,754)	$ (374,281)	-	$ (66,482)	$ (127,500)
United States GAAP	$ (773,754)	-	-	-	-

Dividends Declared Per Share
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
United States GAAP	NIL	NIL	NIL	NIL	NIL

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

Year Ended December 31,
Year	2005	2004	2003	2002	2001	2000
Average for Period	1.1615	1.2034	1.2923	1.5800	1.592	1.4995

Month Ended
Month	June	May	April	March	February	January
Year	2006	2006	2006	2006	2006	2006
High for Period	1.1241	1.1232	1.1718	1.1722	1.1577	1.1726
Low for Period	1.0991	1.0989	1.1203	1.1320	1.1401	1.1436

Month	December	November	October	September	August	July
Year	2005	2005	2005	2005	2005	2004
High for Period	1.1736	1.1960	1.1887	1.1880	1.2185	1.2437
Low for Period	1.1507	1.1656	.1657	1.1607	1.1888	1.2048

Rate of Currency Exchange

As of December 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.1656 (US $1.00 = CAD $1.1656).

As of July 28, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.1297 (US $1.00 = CAD $1.1297).

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

The loans (CAD $151,800 - accepted by the TSX on October 19, 2004) are for a one year term, unsecured and non-interest bearing. The lenders have the right to convert their loans into units at a deemed value of CAD $0.30 per unit on the earlier of March 17, 2005 or the Company graduating to Tier-2 of the TSX Venture Exchange. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of CAD $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at CAD $14,025 is payable with respect to this transaction.

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

Subsequent Events

Private Placement of 1,000,000 Units Announced May 10, 2006

On May 10, 2006 Rodinia announced that it has arranged a non-brokered private placement consisting of 1,000,000 units at $0.74 per unit, for total proceeds of $740,000.  Each unit consists of one common share and one whole transferable share purchase warrant.  Each warrant is convertible into one common share at a price of $1.10 for a period of twelve (12) months, subject to the Company’s right to accelerate the expiry date of the warrants if, at any time after 60 days from the closing of the private placement, its shares close above $1.50 per share for 30 consecutive trading days.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek uranium deposit in Gila County, Arizona and for general working capital.

A finder’s fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange.   The financing is subject to regulatory acceptance.

As at July 21, 2006, the Company had CAD $4,960,000 of cash and cash equivalents* on hand. All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

*Securities that on acquisition have an initial term to maturity of three months or less, or may be redeemed during this period.

C. Reasons for the Offer and Use of Proceeds.

Not Applicable

D. Risk factors

Overview: General Considerations

Rodinia Minerals, Inc. is engaged in the exploration for uranium. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which the combination of careful evaluation, experience and knowledge may not eliminate. Few properties, which are explored for uranium, are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. The current or proposed exploration programs on properties in which the Company has an interest may not result in the delineation of mineral deposits.

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

At July 21, 2006, the fiscal year end, the Company had cash and cash equivalents of $4,960,000 on hand, which is sufficient to finance our operations (approximately CAD $5,000,000 - see “Recently Completed Financings” below), including our planned exploration program, for the coming eighteen months.

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

After Rodinia graduated to a Tier 1 listing from its Tier 2 listing on the TSX Venture Exchange, the Company was required to make a payment of 2.5 million shares and 1.5 million warrants to Cooper Minerals, Inc. to complete the acquisition of the Workman Creek property in Gila County, Arizona. The warrants are exercisable for a period of five years to July 18, 2011, at an exercise price of 74 cents per share. The shares and warrants are subject to a hold period expiring Nov. 19, 2006. The issuance of the 1.5 million five year warrants increases the balance of outstanding warrants to 6,596,283 as at July 21, 2006.

OUR STOCK OPTION PLAN MAY FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

A Stock Option Plan, which was approved by the Company’s shareholders at the Annual General Meeting on July 29, 2003, may have the material effect of diluting the interests of Stockholders. The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. The Company implemented a rolling stock option plan whereby a maximum of 10% of the issued shares are reserved for issuance under the plan. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. At Rodinia’s annual general meeting in June, 2005, shareholders approved a new plan which provides for a fixed 20% of the Company’s issued and outstanding share capital to be set aside for incentive stock options. The new plan is subject to TSX acceptance. Our stock option plan could have the effect of diluting the number of shares issued, and stockholder interests, by as much as 10% of the total issued and outstanding shares when and if stock options are exercised. As at December 31, 2005, all options were fully vested.

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

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and such deposits may never be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, ultimately, may not, be reclassified as reserves.

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

Mr. Ken Thorsen, P Eng., our Vice President of Exploration and a Director of the Company, possesses the training and experience that is required to manage our uranium projects from the exploration phases through to the possible development of a mine. Mr. Thorsen is a formally trained geologist and holds a BSc Geological Engineering. Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects as Project and Senior Project geologist for SMDC (now Cameco). Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position, Mr Thorsen was responsible for the administration of 17 exploration offices and all field operations of the exploration department. Our senior management team will consult with Mr. Thorsen, our Vice President of Exploration, on the Company's strategies and plans for mineral exploration.

Mr. Thorsen’s experience does not alleviate the fact that Mr. Morrison, Mr. Mosher and Mr. Pirooz lack technical training and experience with exploring for, starting and operating a mine, and that they may not be fully aware of the specific requirements related to working within this industry. Decisions and choices made by our senior management team may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm because some senior members of our management team lack formal training specific to the technicalities of mineral exploration.

WE HAVE A LIMITED OPERATING HISTORY.

The Company has a limited history of operations. We may not be successful in entering into any new exploration ventures, or acquiring additional exploration properties, and we may not be successful in growing our uranium exploration activities. Any future significant growth in our uranium exploration and development activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations.

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

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. REGULATIONS RELATING TO “PENNY STOCKS” LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

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

The Company’s registered office for service in Canada is located at Suite 600 - 580 Hornby Street Vancouver, BC V6C 3B6.

B. Business Overview

Rodinia Minerals Inc. (“Rodinia”, the “Company”) is a Canadian junior exploration company incorporated in British Columbia. The Company is currently listed on Tier 1 of the TSX  Venture Exchange (TSX-V) under the symbol “RM”. Rodinia is focused on the exploration and development of uranium properties.

At present, Rodinia holds 403 claims in the state of Arizona, 370 of which it acquired through “claim staking”, and 33 claims that the Company acquired from Cooper Minerals, Inc. odinia holds 194 claims at Workman creek in Gila County and an additional 209 claims in Mormon Lake. Rodinia optioned a 60% interest in the 209 claims in Mormon Lake to Patriot Power Corp., a private Nevada Corporation. It is the Company’s intent to explore the claims for the presence of uranium mineralization on its own or as a joint venture partner.

Rodinia is sufficiently funded to complete its planned exploration program at Workman Creek over the coming eighteen months (Phase 1 iscomplete and Phase 2 s currently underway). Rodinia had CAD $310,650 in cash on its balance sheet as of September 30, 2004. This cash position was augmented by the completion of a CAD $ 1,300,000 private placement that the Company announced on March 9, 2005. On October 31, 2005, the Company completed a separate and subsequent private placement, receiving gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit. On January 10, 2006, the Company completed a financing for gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. On December 31, 2005, the Company reported that it had CAD $4,575,966 cash and cash equivalents* on hand.

On January 10, 2006 Rodinia announced that it completed a non-brokered private placement. The Company received gross proceeds of $592,000 on the private placement of 800,000 units at 74 cents per unit.

Now holding CAD $4,960,000 (as at July 21, 2006), management is confident that the Company has sufficient capital (cash on hand) to finance the planned exploration program at Workman Creek.

On July 14, 2006 Rodinia was accepted by the TSX Venture Exchange as a Tier 1 listed Company.

The following tables summarizes TSX Venture Exchange Tier 1 Minimum Listing Requirements:

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

With reference to the above tables outlining Tier 1 listing requirements:

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

Current Projects and Operations

Overview: Workman Creek Project & Mormon Lake Project

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

The Agreement provides that Rodinia can acquire a 100-per-cent interest, subject to a 3-per-cent Yellowcake royalty, in 33 unpatented mining claims by paying $135,000 (paid), issuing 2.5 million of its shares (issued), issuing non-transferable share purchase warrants (issued) entitling the purchase of up to 1.5 million of its shares for five years, and expending $2-million (U.S.) on exploration over the next four years.

The warrants are exercisable for a period of five years to July 18, 2011, at an exercise price of 74 cents per share. The shares and warrants are subject to a hold period expiring Nov. 19, 2006.

Rodinia closed on the letter agreement with Cooper Minerals to acquire an option on a 100-per-cent interest in the Workman Creek uranium property located in Gila County, Arizona. The November 5, 2004 agreement was subject to Rodinia graduating to Tier 1, which occurred on June 14, 2006, and certain Canadian regulatory approval, the last of such approval being obtained on July 14, 2006.

During fiscal 2004, Rodinia investigated several properties, in addition to the 33 Workman Creek Claims optioned in November 2004 from Cooper Minerals, in the State of Arizona. In fiscal 2004, deposits in the amount of $58,028 were made to secure certain areas for claims staking and possible acquisition. In fiscal 2004, Rodinia resultantly staked 161 mineral claims in Gila County, Arizona, located within a ten-mile radius of, and in addition to, the 33 Workman Creek claims the Company optioned from Cooper Minerals.

During the year that ended December 31, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through “claim staking”, in the Mormon Lake (Arizona) area, with the intent to explore these claims for the presence of uranium mineralization.

The Workman Creek Property

The Workman Creek Property consists of 33 un-patented lode claims that cover the two contiguous claim areas known as Workman North (17 claims) and Workman South (16 claims), which comprise the area that the Company generally refers to as the “Workman Creek property”.

The Workman Creek Project is part of the larger Dripping Spring uranium deposit, which was discovered in 1950 and was heavily worked until the early 1980s, when collapsing uranium prices made production in the area economically unfeasible.

As part of the Option Agreement with Cooper Minerals, Rodinia also acquired a database compiled by Westinghouse Electric Corporation (“Westinghouse”) on the Dripping Springs geological uranium bearing unit in Gila County, Arizona. The database, which was compiled from Wyoming Mineral’s work at Workman Creek in the late 1970’s, included information from 432 holes that Wyoming minerals had drilled, geological mapping, geochemistry, metallurgical testing, a mining plan, and a feasibility report completed by Dravos Engineers and Contractors that was commissioned by Cooper for a total estimated cost of US $10 million at that time.

Exploration History at Workman Creek

In 1955 the United States Atomic Energy Commission conducted an airborne radiometric survey over Gila County and discovered 20 radiometric anomalies. The discovery prompted a staking rush in the area, which resulted in the discovery of 46 known uranium deposits. However, exploration activity in the area was shut down until the late 1970’s following a decline in the price of uranium. When uranium prices were falling and the cost to acquire property was low, Wyoming Mineral Corporation, a wholly owned subsidiary of Westinghouse, blanket staked the area and embarked on an exploration program at Workman Creek. This program identified the Workman Creek Uranium Property, which became the primary focus of Wyoming Mineral’s exploration program.

Wyoming Mineral’s work at Workman Creek in the late 1970’s included 432 holes, geological mapping, geochemistry, metallurgical testing, designing a mining plan, and the commission of Dravos Engineers and Contractors (“Dravos”) to complete a feasibility report at a total estimated cost of US $10 Million. The exploration work conducted by Westinghouse (Wyoming Mineral) was concentrated on or around the Workman Creek Uranium Property and by the time Wyoming Mineral abandoned the property in 1981 - due to the collapse of uranium prices -- little exploration work had been performed on other targets.

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

Property Report on Workman Creek

Rodinia commissioned Joe Montgomery PhD., P. Eng., a Qualified Person (as defined under NI #43-101), to author a property report. On May 10, 2006 the Board of Directors of Rodinia Minerals announced that Dr. Montgomery completed a National Instrument 43-101 (“NI 43-101”) compliant technical report on the Workman Creek Uranium Project located in Gila County, Arizona (the “Report”).  In the report, Dr. Montgomery, the Qualified Person, noted:

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

6. A two-phase program of continued exploration and development is recommended. The first phase consists of a compilation and evaluation of the immense Wyoming Mineral Corporation database; twinning of several holes to confirm grade and nature of mineralization; a comparison of radiometric and chemical analyses; and staking of additional claims.

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

We used the data from Phase 1 to compile a resource reclassification, which we used to apply for a Tier 1 listing on the Toronto Venture Exchange.

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

Capital Expenditures for Phase 1 and Phase 2 are estimated to cost USD $800,000.

The Company is currently working on Phase 2, but has not yet completed this stage of their exploration program.

Exploration Expenditures At Workman Creek up to December 31, 2005
(All figures are in Canadian dollars):

	31 - Dec - 2005	31 - Dec - 2004

Cooper Property (Workman Creek Project $CAD)
Property acquisition	$85,000	$-
Property deposit	41,162	42,500
Advanced Royalty	30,283	-
Assays	5,134	-
Claims	68,978	39,334
Consulting	212,494	56,705
Equipment rental	77,048	34,398
Field expenses	60,712	1,263
General and administration	69,665	16,625
Reports and maps	12,712	12,712
Site visits	15,824	6,088
Staking program	164,656	164,656
Total	534,945	374,281

Total Resource Properties	$843,668	$374,281

During the year that ended December 31, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through “claim staking”, in the Mormon Lake (Arizona) area, with the intent to explore these claims for the presence of uranium mineralization. The 209 staked claims are in addition to 161 claims the Company staked in fiscal 2004, and the 33 claims that the Company optioned from Cooper Minerals also in 2004, all of which are located in Gila County and Mormon Lake, Arizona. The total number of claims staked by Rodinia is 370. The total number of claims held in Arizona by Rodinia is 403, which includes the 307 staked claims at Workman Creek and Mormon Lake, and the 33 claims at Workman Creek that Rodinia optioned from Cooper Minerals November 5, 2004 and acquired on July 14, 2006.

For the three months ended March 31, 2006, the end of the unaudited period, the Company’s total expenditures at Workman Creek were $997,869, representing an increase in exploration expenditures of $154,201 for the three month period that began January 1, 2006.

Overview: Lucky Boy Mine - Uranium Project

On March 21, 2005 the Company was granted an option by Golden Patriot, Corp., a Nevada based company (“Golden Patriot”), to acquire up to a 40% interest in the Lucky Boy uranium project, once Golden Patriot has earned into the Project. The Lucky Boy Uranium Project consists of 14 Bureau of Land Management (BLM) claims and an 80-acre State Lease contiguous to the claims, located in Gila County, Arizona (see Item 10, C. “Material Contracts”). By agreeing to option an interest, Rodinia is not obligated to participate in the project. Rodinia will only participate in the project on the recommendation of the Company’s (its own) geologist, in the event that Golden Patriot meets its commitments at Lucky Boy and the results from Golden Patriot’s exploration program warrant further work.

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

Status of work to be commenced by Golden Patriot: Rodinia does not have to make any decisions on, or make any financial commitment related to, its option at Lucky Boy until after Golden Patriot has completed its four year work program on the property. As of January 10, 2006, Golden Patriot is in year one of a four-year work program. As such, Rodinia has no financial commitment to, or obligation to explore, the property for the next three and a half years. Rodinia will base its decision on recommendations that follow its assessment of Golden Patriot’s results.

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

Overview: The Patriot Option

During the year that ended December 31, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through “claim staking” in the Mormon Lake (Arizona) area with the intent to explore these claims for the presence of uranium mineralization.

On November 4, 2005, Rodinia announced that it had negotiated the terms of an option and joint venture agreement with Patriot Power Corp. (“Patriot”), a private Nevada corporation, pursuant to which Patriot can acquire from the Rodinia a 60% interest in 209 staked unpatented lode mining claims located in Arizona (the “209 Claims”).

Patriot will acquire its 60% interest in the 209 Claims upon Patriot exercising an option (the “Patriot Option”) it holds to acquire a 100% interest, subject to Yellowcake Royalties totaling 3%, in 21 unpatented lode mining claims (the “Lake Claims”). The 209 Claims are in proximity to the Lake Claims.

Upon the exercise by Patriot of the Patriot Option, the terms of the option and joint venture agreement provide that Rodinia will then hold a 40% joint venture interest in all 230 claims, subject to the Yellowcake Royalties totaling 3%.

To exercise the Patriot Option, Patriot must pay USD $1,300,000, issue 2,500,000 shares and 1,000,000 share purchase warrants and expend not less than an aggregate USD $3,500,000 on exploration over four years. Under the terms of the option and joint venture agreement with Rodinia, Patriot is obliged to maintain the 209 Claims in good standing and is granted the right to conduct exploration and development work on them.

Drilling Commences on Mormon Lake Property

On February 7, 2006 Rodinia Minerals was advised by Patriot Power Corp. that a 12-hole drill program commenced on the Mormon Lake Property. As at July 28, 2006 the Company has not yet reported results from the 12-hole drill program.

Exploration Expenditures By Rodinia at Mormon Lake up to December 31, 2005

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

For the three months ended March 31, 2006, the end of the unaudited period, the Company’s total expenditures at Mormon Lake were $228,156 representing an increase in exploration expenditures of $27,828 for the three month period that began January 1, 2006 and ended March 31, 2006.

Subsequent Events

On June 14, 2006 Rodinia granted an option, subject to regulatory approval, wherein UraniumCore Company, a San Diego based corporation, can acquire, subject to a 3% Yellowcake royalty, a 75% interest in the Company’s Suckerite, Pendleton Mesa, Coon Creek and Oak Creek properties (the “Properties”).

The Properties, representing a total of 82 claims, are within a one to twelve mile range of the Company’s Workman Creek project in Gila County, Arizona.  The 82 claims were staked by the Company and are part of the 161 claims that the Company claim staked in fiscal 2004. The 82 claims form part of the Dripping Springs geological uranium bearing unit.

To exercise the option, UraniumCore must: (a) pay the Company US$50,000; (b) issue an aggregate of 4,000,000 shares of UraniumCore to the Company; and (c) expend US$2,000,000 on exploration on the Properties over a four year period.

UraniumCore is headquartered in San Diego and currently trades on the OTC Pink Sheets under the symbol “UCOR”.  The Company is advised that UraniumCore is in the process of seeking a listing on the OTC Bulletin Board.

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

It was stated by the Nuclear Energy Institute at the 1997 Kyoto conference on global warming that clean air objectives cannot be obtained without maintaining and expanding the existing number of commercial nuclear generators in the world. The key factor that determines demand for uranium is nuclear reactor fuel requirements.

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

Year ended December 31, 2005
(All figures in Canadian dollars)

The loss for the year ended December 31, 2005 was $830,112 as compared with a loss of $362,534 for the year ended December 31, 2004. The following expenses comprised the loss of $830,112 for the year ended December 31, 2005. The breakdown of these increased expenses is as follows:

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

  Financings, Principal Purposes and Milestones

On August 12, 2003, the TSX Venture exchange approved the consolidation of the Company’s capital on a five old for one new basis. After the consolidation, the balance of the issued and outstanding shares was 2,683,595. The TSX also approved the change of name to Rodinia Minerals Inc. Effective August 13, 2003, the common shares of Rodinia Minerals Inc. commenced trading on the Exchange under the symbol “RM”. As of July 21, 2006, the balance of the issued and outstanding shares was 17,290,671 shares outstanding. On a fully diluted basis, the balance of the issued and outstanding shares will be 25,778,457 shares outstanding (6,739,786 warrants outstanding and 1,748,000 stock  options outstanding.)

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

Year ended December 31, 2005
(All figures in Canadian dollars)

As at December 31, 2005, the Company had a working capital surplus of $4,538,159, and an accumulated deficit of  ($14,101,498). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of changing financial markets, funding by equity subscriptions may not be possible at the times required or desired by the Company.

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

Year ended December 31, 2004
(All figures in Canadian dollars)

As at December 31, 2004, the Company’s working capital deficit was ($192,418) as compared to a working capital deficit of ($41,638) in the beginning of the period (December 31, 2003). The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of changing financial markets, funding by equity subscriptions may not be possible at the times required or desired by the Company. The Company’s historical capital needs were met by equity subscriptions (2004 - $386,000; 2003 - $180,000); convertible loans (2004 - $151,800; 2003 - Nil). On October 19, 2004, the TSX Venture Exchange accepted for filing the documentation with respect to the Private Placement/Convertible Loans announced September 20, 2004. The one year convertible loans totaling $151,800 were convertible into units of one common share and one common share purchase warrant. Each warrant had a term of one year from the date of issuance of the notes (to September 20, 2005) and entitled the holder to purchase one common share, exercisable at the price of $0.30. A finder’s fee of 46,750 units payable to Brad Aelicks, with the same terms as the convertible loans, was approved by the TSX.

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

On September 21, 2005, for the fiscal 2005 year, management of the Company resolved to re-price 540,000 stock options to $0.92, as follows:

120,000 options were re-priced from $1.00 to $0.92

420,000 options were re-priced from $1.25 to $0.92

The incremental decrease in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year.

The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA $0.55-0.88
Risk-free interest rate	3.2-3.8%%
Expected life of options	2-5 years
Expected volatility in the market price of the shares	109-177%
Expected dividend yield	0.0%

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

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related Party Transactions.
(All figures in Canadian dollars)

For the year ended December 31, 2005

During the year ended December 31, 2005, management and consulting fees totaled $132,180, of which $105,500 (2004 - $41,500) were paid to directors of the Company and a company controlled by a director of the Company. Of this amount, $99,250 (2004 - $41,500) was recorded in management and consulting fees and $6,250 (2004 - $nil) was recorded in mineral properties. During the year ended December 31, 2005, a total of $26,680 was paid for armslenght consulting fees. Of this amount $17,600 was paid for marketing services and $9,080 was paid for corporate and administration fees.

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

Item 9. The Offer and Listing
A. Offer and Listing Details

(All figures in Canadian dollars)

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2005	$1.85	$0.46
2004	$1.49	$0.21
2003	$0.50	$0.01
2002	$0.07	$0.01
2001	$0.18	$0.02
2000	$0.37	$0.08

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
March 31, 2006	$1.75	$0.88
December 31, 2005	$1.44	$0.77
September 30, 2005	$1.33	$0.46
June 31, 2005	$0.85	$0.61
March 2005	$1.85	$1.87
December 31,, 2004	$1.49	$0.50
September 30, 2004	$0.60	$0.28
June 31, 2004	$0.38	$0.28
March 31, 2004	$0.40	$0.21
December 31, 2003	$0.50	$0.25
September 30 , 2003	$0.27	$0.01
June 31, 2003	$0.09	$0.01
March 31, 2003	$0.07	$0.02

The following table indicates the high and low market prices for the most recent twelve months:

Month	High	Low
April 2006	$1.08	$0.85
March 2006	$1.12	$0.68
February 2006	$1.55	$1.08
January 2006	$1.75	$1.35
December 2005	$1.44	$0.77
November 2005	$1.01	$0.68
October 2005	$1.20	$0.80
September 2005	$1.33	$0.60
August 2005	$0.72	$0.46
July 2005	$0.77	$0.50
June 2005	$0.85	$0.78
May 2005	$0.93	$0.61
April 2005	$1.20	$0.90
March 2005	$1.70	$1.05
February 2005	$1.85	$0.87
January 2005	$1.20	$1.01
December 2004	$1.49	$0.95
November 2004	$1.20	$0.54

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

Item 10. Additional Information

A. Share Capital
(All figures in Canadian dollars)

Changes in capital stock during the years ended December 31, 2005 and 2004 were as follows:

SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2003	3,683,595	$12,793,357

Issued during the year:
For cash:
Private placements, net of share issue costs	1,624,000	350,000
Exercise of stock options	120,000	30,000
Exercise of warrants	50,000	6,000

For services - finder’s fees	64,400	-

Balance, December 31, 2004	5,541,995	$13,179,357

(b) Issued and outstanding (continued)

	Number of Shares	Amount
Balance, December 31, 2004	5,541,995	$13,179,357
Issued during the year:
For cash:
Private placements, net of share issue costs	6,108,785	3,485,813
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent options	-	42,396
Exercise of agent warrants	-	6,717
For services - finder’s fees	498,277	14,025
For interest	17,857	18,750
For conversion of debt	506,000	158,083
Balance, December 31, 2005	16,082,574	$17,743,495

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

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and resulting values:

Assumptions:	2005	2004

Expected life	2 - 5 years	2 - 5 years
Expected dividend yield	0%	0%
Risk-free interest rate	3.2% - 3.8%	2.0%
Expected volatility	109% - 177%	94% - 134%
Results:
Fair value of each option granted	$0.55 - $0.88	$0.29 - $0.68

During the year ended December 31, 2005, the Company recorded $424,490 (2004 - $183,770) in stock-based compensation.

The following table summarizes the stock options outstanding at December 31, 2005:

Exercise Number of		Weighte Average Remaining Contractual Life	Weighted Average Exercise	Number	Weighted Average Exercise
Price	Shares	in Years	Price	Exercisable	Price
$0.25	135,000	2.7	$0.20	135,000	$0.20
0.30	150,000	3.3	0.30	150,000	0.30
0.60	93,000	0.8	0.60	93,000	0.60
0.70	400,000	4.9	0.70	-	0.70
0.72	400,000	4.7	0.72	-	0.72
0.80	30,000	4.8	0.80	-	0.80
0.92	540,000	1.1	0.92	540,000	0.92

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

Warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Subsequent Events July 20, 2006

Rodinia Minerals Inc. has closed on the letter agreement between the Company and Cooper Minerals, Inc., a Nevada-based company, to acquire an option on a 100-per-cent interest in the Workman Creek uranium deposit located in Gila County, Arizona. The agreement, which was reported in Stockwatch Nov. 5, 2004, was subject to the company graduating to Tier 1, which occurred on June 14, 2006, and certain regulatory approval, the last of such approval being obtained on July 14, 2006. The agreement provides that Rodinia can acquire a 100-per-cent interest, subject to a 3-per-cent Yellowcake royalty, in 33 unpatented mining claims by paying $135,000 (paid), issuing 2.5 million of its shares (issued), issuing non-transferable share purchase warrants (issued) entitling the purchase of up to 1.5 million of its shares for five years, and expending $2-million (U.S.) on exploration over the next four years.

The warrants are exercisable for a period of five years to July 18, 2011, at an exercise price of 74 cents per share. The shares and warrants are subject to a hold period expiring Nov. 19, 2006.

The issuance of the 1.5 million five year warrants increases the balance of outstanding warrants to 6,596,283 as at July 21, 2006.

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

17.3  Interested Director Counted in Quorum

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

8.	On the Closing Date, all of Cooper’s obligation under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed.

The closing date will occur 5 business days after the last of the 3 following dates:

i.	Receipt of TSX Venture Exchange (”TSX”) acceptance for filing of the Company’s graduation to Tier 1 on the TSX;
ii.	Receipt of discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the directors of Cooper in circumstances where the claims are being acquired by DPRI;
iii.	Receipt of TSX acceptance for filing of the claims as a “Tier 1 property”.

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

The comparative figures as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in its reports dated March 4, 2005 and May 4, 2004, respectively.

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
March 4, 2005
(Except for Note 13 which is June 1, 2005)

Comments by Auditor for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 4 (b) to the financial statements.

Our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

N.I. Cameron Inc. (signed)

Vancouver, British Columbia	CHARTERED ACCOUNTANTS
March 4, 2005

RODINIA MINERALS INC. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2005 AND 2004 (Expressed in Canadian Dollars)

	As of December 31
	2005	2004

ASSETS
Current Assets
Cash & cash equivalents	$4,575,966	$69,493
Receivables	$42,969	$2,844
Prepaid expenses	$2,340	$10,000
Total Current Assets	$4,621,275	$82,337

Fixed Assets
Property & Equipment (note 3)	$13,513	$-
Mineral Properties (Note 4)	$1,109,554	$374,281
Reclamation Deposit	$19,889	$-
Total Fixed Assets	$1,142,956	$374,281

TOTAL ASSETS	$5,764,231	$456,618

LIABILITIES
Current Liabilities
Accounts payable & accrued liabilities	$72,026	$139,220
Convertible debt (Note 5)	$-	$135,535
Due to related parties (Note 11c)	$11,090	$-
Total Current Liabilites	$83,116	$274,755

Long Term Liabilities	$-	$-

TOTAL LIABILITIES	$83,116	$274,755

SHAREHOLDERS' EQUITY
Convertible debt (Note 5)	$-	$16,265
Share subscriptions (Note 14a)	$592,000	$-
Share capital (Note 6)	$17,743,495	$13,179,357
Contributed surplus (Note 7)	$1,447,118	$257,627
Retained earnings (Deficit)	$(14,101,498)	$(13,271,386)
Total Equity	$5,681,115	$181,863

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$5,764,231	$456,618

See accompanying notes to the consolidated financial statements

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 14)
See accompanying notes to the Consolidated Financials Statements

Approved on Behalf of the Directors:

"Donald Morrison"	"Donald Mosher"
Donald Morrison, Director	Donald Mosher, Director

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)

	2005	2004	2003

REVENUES	$-	$-	$-

EXPENSES
Accounting and legal	122,479	65,051	12,263
Amortization	5,079	-	-
Finder’s fee	-	14,025	-
Management and consulting fees (Note 11(a))	132,180	50,123	28,264
Office and rent (Note 11(b))	25,490	12,317	15,223
Stock-based compensation (Note 8)	424,490	183,770	73,857
Transfer agent and regulatory fees	74,277	22,880	24,832
Travel and promotion	68,532	15,403	-

	852,527	363,569	154,439

LOSS FOR THE YEAR BEFORE OTHER ITEMS	(852,527)	(363,569)	(154,439)

OTHER ITEMS
Interest income	55,613	1,035	12
Interest expense	(25,978)	-	-
Foreign exchange loss	(7,219)	-	-

	22,415	1,035	12

NET LOSS FOR THE YEAR	(830,112)	(362,534)	(154,427)

DEFICIT, BEGINNING OF YEAR	(13,271,386)	(12,908,852)	(12,754,425)

DEFICIT, END OF YEAR	$(14,101,498)	$(13,271,386)	$(12,908,852)

LOSS PER SHARE (Note 10)
Basic and diluted	$(0.08)	$(0.08)	$(0.05)

See accompanying notes to the consolidated financial statements

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)

	2005	2004	2003

CASH FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(830,112)	$(362,534)	$(154,427)
Items not involving cash and cash equivalents:
Amortization	5,079	-	-
Shares issued for interest and services	39,058	-	-
Stock-based compensation expense	424,490	183,770	73,857

	(361,485)	(178,764)	(80,570)
Changes in operating assets and liabilities:
Receivables	(40,125)	(2,538)	1,058
Prepaid expenses	7,660	(10,000)	-
Accounts payable and accrued liabilities	(67,194)	97,605	(1,168)

	(461,144)	(93,697)	(80,680)

FINANCING ACTIVITIES
Proceeds from common shares issued, net of share issue costs	5,138,281	386,000	120,000
Proceeds from issuance of convertible debt	-	151,800	-
Repayment of debt	-	(675)	(39,925)
Increase in due to related parties	11,090	-	-
Proceeds from share subscriptions	592,000	-	-

	5,741,371	537,125	80,075

INVESTING ACTIVITIES
Purchase of property and equipment	(18,592)	-	-
Increase in reclamation deposit	(19,889)	-	-
Mineral property expenditures capitalized during the year	(735,273)	(374,281)	-

	(773,754)	(374,281)	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	4,506,473	69,147	(605)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	69,493	346	951

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,575,966	$69,493	$346

SUPPLEMENTARY CASH FLOW INFORMATION

Cash received:
Interest	$18,869	$-	$-
Income taxes	-	-	-

Cash paid for:
Interest	945	1,035	-
Income taxes	-	-	-

Non-cash investing and financing activities:
Shares issued to settle debt	-	-	30,000
Shares issued to settle convertible debt (Note 5)	$158,083	$-	$-

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

As at December 31, 2005, the Company had working capital of $4,538,159, and an accumulated deficit of $14,101,498. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

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

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

	Shares	Amount
Balance, December 31, 2003	3,683,595	$12,793,357

Issued during the year:
For cash:
Private placements, net of share issue costs	1,624,000	350,000
Exercise of stock options	120,000	30,000
Exercise of warrants	50,000	6,000

For services - finder’s fees	64,400	-

Balance, December 31, 2004	5,541,995	$13,179,357

6. (b) Issued and outstanding (continued)

	Number of Shares	Amount
Balance, December 31, 2004	5,541,995	$13,179,357
Issued during the year:

For cash:
Private placements, net of share issue costs	6,108,785	3,485,813
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent options	-	42,396
Exercise of agent warrants	-	6,717

For services - finder’s fees	498,277	14,025

For interest	17,857	18,750

For conversion of debt	506,000	158,083

Balance, December 31, 2005	16,082,574	$17,743,495

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

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL (continued)

(c) Stock options (continued)

The following table summarizes the stock options outstanding at December 31, 2005:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number of	Contractual Life	Exercise	Number	Exercise
Price	Shares	in Years	Price	Exercisable	Price
$0.25	135,000	2.7	$0.20	135,000	$0.20
0.30	150,000	3.3	0.30	150,000	0.30
0.60	93,000	0.8	0.60	93,000	0.60
0.70	400,000	4.9	0.70	-	0.70
0.72	400,000	4.7	0.72	-	0.72
0.80	30,000	4.8	0.80	-	0.80
0.92	540,000	1.1	0.92	540,000	0.92

The options outstanding at December 31, 2005 will expire between November 4, 2006 and November 10, 2010.

On September 21, 2005, the Company amended the exercise price of 540,000 stock options; 120,000 options were re-priced from $1.00 to $0.92 and 420,000 options were re-priced from $1.25 to $0.92.

(d) Warrants

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

(e)  Agent options

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

(f)  Agent warrants

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

15.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)	Net Loss

	2005	2004	2003

Net loss under Canadian GAAP	$(830,112)	$(362,534)	$(154,427)
Add (deduct):
Unproven property interests and deferred expenditures incurred during the year and capitalized	(735,273)	(374,281)	-

Loss and comprehensive loss under US GAAP	$(1,565,385)	$(736,815)	$(154,427)

Loss per share under US GAAP - basic and diluted	$(0.15)	$(0.16)	$(0.05) (0.09)

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

(b)	Mineral Properties

	2005	2004

Mineral properties under Canadian GAAP	$(1,109,554)	$374,281
Add (deduct):
Unproven property interests and deferred expenditures incurred during the year and capitalized (Note 15(a))	(1,109,554)	(374,281)

Mineral properties under US GAAP	$-	$-

(c)	Deficit

	2005	2004

Deficit under Canadian GAAP	$(14,101,498)	$(13,271,386)
Add (deduct):
Unproven property interests and deferred expenditures incurred during the year and capitalized (Note 15(a))	(1,109,554)	(374,281)

Deficit under US GAAP	$(15,211,052)	$(13,645,667)

(d)	Cash Flow From Operating Activities

Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

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

Rodinia Minerals, Inc
(Registrant)
Date: August 2, 2006	By:	/s/ Don Morrison
Don Morrison
President and CEO

Item 19. Exhibits
Exhibit 1.	3.0/3.1 Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibit 7.	23.1 Consent of Manning Elliott LLP Chartered Accountants

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005