Form 20-F
period 2005-12-31
Rodinia Minerals Inc.
filed 2006-08-16
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2005
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _______
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-51389

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

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx        Item 18 ______

TABLE OF CONTENTS

Forward-Looking Statements	4
Glossary of Mining Terms	5
Item 1. Identity of Directors, Senior Management and Advisers	9
Item 2. Offer Statistics and Expected Timetable	10
Item 3. Key Information	11
A. Selected Financial Data	11
Exchange Rates	12
Rate of Currency Exchange	13
LOANS PAYABLE	13
Convertible Debt	13
Financings	14
C. Reasons for the Offer and Use of Proceeds.	16
D. Risk factors	16
Item 4. Information on the Company	22
A. Corporate Information	22
B. Business Overview	22
Item 5. Operating and Financial Review and Prospects	33
A. Operating Results	33
U.S. and Canadian GAAP Differences	34
B. Liquidity and Capital Resources	38
C. Research and Development, Patents and Licenses, etc.	40
D. Trend Information	40
E. Off-balance Sheet Arrangements.	41
F. Tabular Disclosure of Contractual Obligations	41
G. Safe Harbor	41
Item 6. Directors, Senior Management and Employees	41
A. Directors and Senior Management	41
C. Board Practices	48
D. Employees	50
E. Share Ownership	50
Item 7. Major Shareholders and Related Party Transactions	50
A. Major Shareholders	50
B. Related Party Transactions.	51
C. Interests of Experts and Counsel	52
Item 8. Financial Information	52
A. Consolidated Statements and Other Financial Information	52
B. Significant Changes	52
Item 9. The Offer and Listing	52
A. Offer and Listing Details	52
B. Plan of Distribution	53
C. Markets	53
D. Selling Shareholders	53
E. Dilution	53
F. Expenses of the Issue	53

Item 10. Additional Information	54
A. Share Capital	54
B. Memorandum and Articles of Association	60
C. Material Contracts	64
D. Exchange Controls	66
E. Taxation	69
F. Dividends and Paying Agents	77
G. Statement by Experts	77
H. Documents on Display	77
I. Subsidiary Information	77
Item 11. Quantitative and Qualitative Disclosures About Market Risk	78
Item 12. Description of Securities Other than Equity Securities	78
A. Debt Securities	78
B. Warrants and Rights	78
C. Other Securities	81
D. American Depositary Shares	81
Item 17 and 18 Financial Statements	81
CONSOLIDATED FINANCIAL STATEMENTS	81
AUDITORS’ REPORT	81
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT	82
SIGNATURES	120
Item 19. Exhibits	121

Forward-Looking Statements

The following discussion contains forward-looking statements concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", or "would" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

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

	2005	2004	2003	2002	2001
Interest Revenue
Canadian GAAP	$55,613	$1,035	$12	$14	$79
United States GAAP	$55,613	$1,035	$12	$14	$79

Total Assets
Canadian GAAP	$5,764,231	$456,618	$652	$2,315	$985,898
United States GAAP	$4,634,788	$82,337	$652	$2,315	$2,399

Net (Loss)
Canadian GAAP	$(830,112)	$(362,534)	$(154,427)	$(1,015,682)	$(657,964)
United States GAAP	$(1,565,385)	$(736,815)	$(154,427)	$(32,183)	$(47,886)

Shareholders' Equity
Canadian GAAP	$5,681,115	$181,863	$(41,638)	$(141,068)	$874,614
United States GAAP	$(3,959,672)	$(192,418)	$(41,638)	$(141,068)	$(108,885)

Share Capital
Canadian GAAP	$17,743,495	$13,179,357	$12,793,357	$12,613,357	$12,613,357
United States GAAP	$17,743,495	$13,179,357	$12,793,357	$12,613,357	$12,613,357

Net (Loss) Per Share
Canadian GAAP	($0.08)	($0.08)	($0.02)	($0.08)	($0.06)
United States GAAP	($0.15)	($0.16)	($0.05)	$0.00	$0.00

Cash Provided
Canadian GAAP	$(461,144)	$(93,697)	$(80,680)	(93,067)	(94,527)
United States GAAP	$(1,234,898)	$(467,978)	$(80,680)	(26,585)	(32,973)

Investing Activity
Canadian GAAP	$(773,754)	$(374,281)	-	$(66,482)	$(127,500)
United States GAAP	$(773,754)	-	-	-	-

Dividends Declared Per Share
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
United States GAAP	NIL	NIL	NIL	NIL	NIL
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

Year Ended December 31,
Year	2005	2004	2003	2002	2001	2000
Average for Period	1.1615	1.2034	1.2923	1.5800	1.5925	1.4995

	Month Ended
Month	June	May	April	March	February	January
Year	2006	2006	2006	2006	2006	2006
High for Period	1.1241	1.1232	1.1718	1.1722	1.1577	1.1726
Low for Period	1.0991	1.0989	1.1203	1.1320	1.1401	1.1436

Month	December	November	October	September	August	July
Year	2005	2005	2005	2005	2005	2004
High for Period	1.1736	1.1960	1.1887	1.1880	1.2185	1.2437
Low for Period	1.1507	1.1656	1.1657	1.1607	1.1888	1.2048

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

If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.  Mineralized material or a deposit is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, tonnage, grade, price, recoveries costs and other factors, concludes economic feasibility.

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

Mr. Ken Thorsen, P Eng., our Vice President of Exploration and a Director of the Company, possesses the training and experience that is required to manage our uranium projects from the exploration phases through to the possible development of a mine. Mr. Thorsen is a formally trained geologist and holds a BSc Geological Engineering. Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects as Project and Senior Project geologist for SMDC (now Cameco). Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position, Mr Thorsen was responsible for the administration of 17 exploration offices and all field operations of the exploration department. Our senior management team will consult with Mr. Thorsen, our Vice President of Exploration, on the Company’s strategies and plans for mineral exploration.

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

At present, Rodinia holds 403 claims in the state of Arizona, 370 of which it acquired through “claim staking”, and 33 claims that the Company acquired from Cooper Minerals, Inc. Rodinia holds 194 claims at Workman creek in Gila County and an additional 209 claims in Mormon Lake. Rodinia optioned a 60% interest in the 209 claims in Mormon Lake to Patriot Power Corp., a private Nevada Corporation. It is the Company’s intent to explore the claims for the presence of uranium mineralization on its own or as a joint venture partner.

Rodinia is sufficiently funded to complete its planned exploration program at Workman Creek over the coming eighteen months (Phase 1 iscomplete and Phase 2 is currently underway). Rodinia had CAD $310,650 in cash on its balance sheet as of September 30, 2004. This cash position was augmented by the completion of a CAD $ 1,300,000 private placement that the Company announced on March 9, 2005. On October 31, 2005, the Company completed a separate and subsequent private placement, receiving gross proceeds of CAD $3,040,500 on the private placement of 4,108,785 units at a price of CAD $0.74 per unit. On January 10, 2006, the Company completed a financing for gross proceeds of CAD $592,000 on the private placement of 800,000 units (the “Units”) at a price of CAD $0.74 per unit. On December 31, 2005, the Company reported that it had CAD $4,575,966 cash and cash equivalents* on hand.

On January 10, 2006 Rodinia announced that it completed a non-brokered private placement. The Company received gross proceeds of $592,000 on the private placement of 800,000 units at 74 cents per unit.

On June 30, 2006 Rodinia announced that it completed a non-brokered private placement. The Company received gross proceeds of $740,000 on the private placement of one million units at 74 cents per unit. Now holding CAD $4,960,000 (as at July 21, 2006), management is confident that the Company has sufficient capital (cash on hand) to finance the planned exploration program at Workman Creek.

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

Past Current Projects and Operations

Overview: Workman Creek Project & Mormon Lake ProjectOverview: Workman Creek Project

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

Exploration Expenditures By Rodinia at Mormon Lake up to December 31, 2005

2005	Mormon Lake Arizona

Mineral properties, beginning of the year	$-

Cost incurred during the year:
Acquisition costs	-
Advanced royalty	-
Property deposit	-
Property advances	16,409
Assaying	-
Consulting	-
Claims maintenance	91,306
Field equipment and supplies	-
Field work, labour and supplies	-
General and administration	-
Site visits	-
Staking programs	92,613

Mineral properties, end of the year	$200,328

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

At December 31, 2004, the Company had accumulated ($13,271,386) in losses and had no revenue-producing operations. At the date of this report, the Company has limited capital resources, beyond that which it needs to meet its administrative and operational needs for the eighteen months following the beginning of the 2006 fiscal year, January 01, 2006, which it plans to use, in part, to complete Phase 2 (Phase 1 is now complete) of its exploration program at Workman Creek, and, as such, its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with a revenue producing venture partner. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss, at least until such time when the production stage is achieved, if production is ever achieved.  The Company has never earned a profit. Because the Company is not yet operating profitably, these matters raise substantial doubt about the Company’s ability to continue as a going concern.

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

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related Party Transactions.
(All figures in Canadian dollars)

For the year ended December 31, 2005

During the year ended December 31, 2005, management and consulting fees totaled $132,180, of which $105,500 (2004 - $41,500) were paid to directors of the Company and a company controlled by a director of the Company. Of this amount, $99,250 (2004 - $41,500) was recorded in management and consulting fees and $6,250 (2004 - $nil) was recorded in mineral properties. During the year ended December 31, 2005, a total of $26,680 was paid for arms-length consulting fees. Of this amount, $17,600 was paid for marketing services and $9,080 was paid for corporate and administration fees.

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

Item 9. The Offer and Listing
A. Offer and Listing Details

(All figures in Canadian dollars)

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2005	$1.85	$0.46
2004	$1.49	$0.21
2003	$0.50	$0.01
2002	$0.07	$0.01
2001	$0.18	$0.02
2000	$0.37	$0.08

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
March 31, 2006	$1.75	$0.88
December 31, 2005	$1.44	$0.77
September 30, 2005	$1.33	$0.46
June 31, 2005	$0.85	$0.61
March 2005	$1.85	$1.87
December 31,, 2004	$1.49	$0.50
September 30, 2004	$0.60	$0.28
June 31, 2004	$0.38	$0.28
March 31, 2004	$0.40	$0.21
December 31, 2003	$0.50	$0.25
September 30 , 2003	$0.27	$0.01
June 31, 2003	$0.09	$0.01
March 31, 2003	$0.07	$0.02

The following table indicates the high and low market prices for the most recent twelve months:

Month	High	Low
June 2006	$1.08	$0.85
May 2006	$1.12	$0.68
April 2006	$1.04	$0.65
March 2006	$1.30	$0.88
February 2006	$1.55	$1.08
January 2006	$1.75	$1.35
December 2005	$1.44	$0.77
November 2005	$1.01	$0.68
October 2005	$1.20	$0.80
September 2005	$1.33	$0.60
August 2005	$0.72	$0.46
July 2005	$0.77	$0.50
June 2005	$0.85	$0.78
May 2005	$0.93	$0.61
April 2005	$1.20	$0.90
March 2005	$1.70	$1.05
February 2005	$1.85	$0.87
January 2005	$1.20	$1.01
December 2004	$1.49	$0.95
November 2004	$1.20	$0.54

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

Issued during the year:

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

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and resulting values:

Assumptions:	2005	2004
Expected life	2 - 5 years	2 - 5 years
Expected dividend yield	0%	0%
Risk-free interest rate	3.2% - 3.8%	2.0%
Expected volatility	109% - 177%	94% - 134%
Results:
Fair value of each option granted	$0.55 - $0.88	$0.29 - $0.68

During the year ended December 31, 2005, the Company recorded $424,490 (2004 - $183,770) in stock-based compensation.

The following table summarizes the stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25	135,000	2.7	$0.20	135,000	$0.20
0.30	150,000	3.3	0.30	150,000	0.30
0.60	93,000	0.8	0.60	93,000	0.60
0.70	400,000	4.9	0.70	-	0.70
0.72	400,000	4.7	0.72	-	0.72
0.80	30,000	4.8	0.80	-	0.80
0.92	540,000	1.1	0.92	540,000	0.92

The options outstanding at December 31, 2005 will expire between November 4, 2006 and November 10, 2010.

Agent options

During the year ended December 31, 2005, the Company issued 508,159 agent options to purchase 508,159 units in connection with the financings described in notes 6(b)(iii) and (iv). Agent option activity since December 31, 2003 is presented below:

Number of Exercise Price	Units	per Unit
Outstanding, December 31, 2003 and 2004	-	-
Granted	508,159	$0.65 - 0.74
Exercised	(32,184)	0.65

Outstanding, December 31, 2005	475,975	0.65 - 0.74

Agent options outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Stock Options December 31, 2004 and December 31, 2003

During the years ended December 31, 2004 and 2003, stock options were granted, exercised and expired/cancelled as follows:

	2004		2003
	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance - beginning of year	273,360	$0.25	180,800	$0.75
Granted	175,000	$0.30	273,360	$0.25
	93,000	$0.60
	120,000	$1.00
Exercised/expired	(120,000)	$$0.25	(180,800))	$0.75
	541,360	$$0.49	273,360	$0.25

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

October 26, 2004 Letter of Intent with Cooper Minerals Inc.

On October 26, 2004 the Company entered into a Letter of Intent with Cooper Minerals, Inc. (“Cooper”) with the intention to enter into a formal option agreement which will provide for the acquisition by the Company, through its wholly owned subsidiary, Donnybrook Platinum Resources Inc, a Wyoming corporation (“DPRI”), of a 100% interest in the Workman Creek Uranium Property. The Company has been granted the sole and exclusive irrevocable right and option to acquire, through DPRI, a 100% interest in and to the claims, subject only to a 3% NSR, and in and to the data all on the terms and subject to the conditions set forth. To exercise the Option, the following cash payments must be made at the times specified:

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

8.	On the Closing Date, all of Cooper’s obligation under the Underlying Agreement, including, without limitation, the obligation to make Advance Royalty Payments under the QD&RRI, must be assumed.

The closing date will occur 5 business days after the last of the 3 following dates:

i.	Receipt of TSX Venture Exchange (”TSX-V”) acceptance for filing of the Company’s graduation to Tier 1 on the TSX-V;
ii.	Receipt of discretionary order of the BC Securities Commission permitting the issuance of the Company’s shares to the directors of Cooper in circumstances where the claims are being acquired by DPRI;
iii.	Receipt of TSX-V acceptance for filing of the claims as a “Tier 1 property”.

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

Warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Agent warrants

During the year ended December 31, 2005, the Company issued 615,605 agent warrants that may be exercised to purchase 615,605 common shares in connection with the financings described in notes 6(b)(iii) and (iv). Agent warrant activity since December 31, 2003 is presented below:

		Purchase
	Number of	Price per
	Shares	Share
Outstanding, December 31, 2003 and 2004	-	-
Granted	615,605	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	610,355	0.80 - 1.10

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

Manning Elliott LLP
(signed)
Vancouver, British Columbia
April 11, 2006	CHARTERED ACCOUNTANTS

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

Manning Elliott LLP
(signed)
Vancouver, British Columbia
April 11, 2006	CHARTERED ACCOUNTANTS

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
March 4, 2005

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2005 AND 2004
(Expressed in Canadian Dollars)

	2005	2004
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,575,966	$69,493
Receivables	42,969	2,844
Prepaid expenses	2,340	10,000

	4,621,275	82,337

PROPERTY AND EQUIPMENT (Note 3)	13,513	-
MINERAL PROPERTIES (Note 4)	1,109,554	374,281
RECLAMATION DEPOSIT	19,889	-

	$5,764,231	$456,618

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$72,026	$139,220
Convertible debt (Note 5)	-	135,535
Due to related parties (Note 11(c))	11,090	-

	83,116	274,755

SHAREHOLDERS' EQUITY

CONVERTIBLE DEBT (Note 5)	-	16,265
SHARE SUBSCRIPTIONS (Note 14(a))	592,000	-
SHARE CAPITAL (Note 6)	17,743,495	13,179,357
CONTRIBUTED SURPLUS (Note 7)	1,447,118	257,627
DEFICIT	(14,101,498)	(13,271,386)

	5,681,115	181,863

	$5,764,231	$456,618

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 14)

See accompanying notes to the consolidated financial statements

Approved on Behalf of the Board of Directors:

“Donald Morrison”	“Donald Mosher”
Donald Morrison, Director	Donald Mosher, Director

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

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Asset retirement obligations

Effective January 1, 2004, the Company adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, the Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

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

3. PROPERTY AND EQUIPMENT

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and equipment	$13,607	$4,082	$9,525	$-
Office equipment	4,985	997	3,988	-

	$18,592	$5,079	$13,513	$-

4. MINERAL PROPERTIES
Workman Creek and Mormon Lake

	Workman Creek	Mormon Lake
2005	Arizona	Arizona	Total

Mineral properties, beginning of the year	$374,281	$-	$374,281

Cost incurred during the year:
Acquisition costs	85,000	-	85,000
Advanced royalty	30,282	-	30,282
Property deposit	29,467	-	29,467
Property advances	-	16,409	16,409
Assaying	8,447	-	8,447
Consulting	168,607	-	168,607
Claims maintenance	29,644	91,306	120,950
Field equipment and supplies	44,727	-	44,727
Field work, labour and supplies	67,437	-	67,437
General and administration	60,761	-	60,761
Site visits	10,573	-	10,573
Staking programs	-	92,613	92,613

	534,945	200,328	735,273

Mineral properties, end of the year	$909,226	$200,328	$1,109,554

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Workman Creek	Mormon Lake
2004	Arizona	Arizona	Total

Mineral properties, beginning of the year	$-	$-	$-

Cost incurred during the year:
Property deposit	42,500	-	42,500
Claims	39,334	-	39,334
Consulting	56,705	-	56,705
Field equipment and supplies	34,398	-	34,398
Field work, labour and supplies	1,263	-	1,263
General and administration	16,625	-	16,625
Reports and Maps	12,712	-	12,712
Site visits	6,088	-	6,088
Staking programs	164,656	-	164,656

	374,281	-	374,281

Mineral properties, end of the year	$374,281	$-	$374,281

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

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued)

(iv) On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of
$1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes optionpricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of
$14,702 in connection with this offering.

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

Stock option activity since December 31, 2003 is presented below:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding, December 31, 2003	273,360	$0.25
Granted	388,000	0.59
Exercised	(120,000)	0.25
Outstanding, December 31, 2004	541,360	0.49
Granted	1,250,000	0.78
Exercised	(43,360)	0.28

Outstanding, December 31, 2005	1,748,000	0.70

The following number of stock options was exercisable at the end of the year:

Number of
Shares

December 31, 2003	273,360
December 31, 2004	541,360
December 31, 2005	918,000

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL (continued)

(c) Stock options (continued)

The following table summarizes the stock options outstanding at December 31, 2005:

		Weighted	Weighted		Weighted
		Average Remaining	Average		Average
Exercise	Number of	Contractual Life	Exercise	Number	Exercise
Price	Shares	in Years	Price	Exercisable	Price

$0.25	135,000	2.7	$0.20	135,000	$0.20
0.30	150,000	3.3	0.30	150,000	0.30
0.60	93,000	0.8	0.60	93,000	0.60
0.70	400,000	4.9	0.70	-	0.70
0.72	400,000	4.7	0.72	-	0.72
0.80	30,000	4.8	0.80	-	0.80
0.92	540,000	1.1	0.92	540,000	0.92

The options outstanding at December 31, 2005 will expire between November 4, 2006 and November 10, 2010.

On September 21, 2005, the Company amended the exercise price of 540,000 stock options; 120,000 options were re-priced from $1.00 to $0.92 and 420,000 options were re-priced from $1.25 to $0.92.

(d)) Warrants

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

		Purchase
	Number of	Price per
	Shares	Share

Outstanding, December 31, 2003 and 2004	-	-
Granted	615,605	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	610,355	0.80 - 1.10

Agent warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

7. CONTRIBUTED SURPLUS

	2005	2004

Balance, beginning of year	$257,627	$73,857
Stock-based compensation (Note 8)	424,490	183,770
Fair value of agent options and warrants (Note 6)	826,371	-
Transfer to share capital upon exercise of stock options	(12,257)	-
Transfer to share capital upon exercise of agent options	(42,396)	-
Transfer to share capital upon exercise of agent warrants	(6,717)	-
	$1,447,118	$257,627

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

(b) Concentrations of business risk

The Company maintains all of its cash and cash equivalents with a major Canadian financial institution. Deposits held with this institution may exceed the amount of insurance provided on such deposits. As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

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

Rodinia Minerals, Inc.__________
(Registrant)
By:	/s/ Don Morrison

Title: Don Morrison. President and CEO

Date: August 2, 2006

Item 19. Exhibits

Exhibit 1.	3.0/3.1 Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibit 7.	Consolidated Financial Statements U.S. GAAP December 31, 2005 and 2004
Exhibit 8.	23.1 Consent of Manning Elliott LLP Chartered Accountants
Exhibit 9	23.2 Consent of N.I Cameron Inc. Chartered Accountants

*  Incorporated by reference to Form 20-F filed with the commission on June 28, 2005