Form 20-F/A
Rodinia Minerals Inc.
filed 2006-09-25
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment no. 6

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

Year Ended December 31,
Year	2005	2004	2003	2002	2001	2000
Average for Period	1.1615	1.2034	1.2923	1.5800	1.592	1.4995

Month Ended
Month	June	May	April	March	February	January
Year	2006	2006	2006	2006	2006	2006
High for Period	1.1241	1.1232	1.1718	1.1722	1.1577	1.1726
Low for Period	1.0991	1.0989	1.1203	1.1320	1.1401	1.1436

Month Ended

Month	August	July
Year	2006	2006
High for Period	1.1312	1.1415
Low for Period	1.1066	1.1112

Month	June	May	April	March	February	January
Year	2006	2006	2006	2006	2006	2006
High for Period	1.1241	1.1232	1.1718	1.1722	1.1577	1.1726
Low for Period	1.0991	1.0989	1.1203	1.1320	1.1401	1.1436

Month	December	November	October	September	August	July
Year	2005	2005	2005	2005	2005	2004
High for Period	1.1736	1.1960	1.1887	1.1880	1.2185	1.2437
Low for Period	1.1507	1.1656	.1657	1.1607	1.1888	1.2048

Rate of Currency Exchange

As of December 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.1656 (US $1.00 = CAD $1.1656).

As of September 5, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $1.1111 (US $1.00 = CAD $1.1111).

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

As at September 5, 2006, the Company had CAD $4,928,727 of cash and cash equivalents* on hand. All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

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

At September 5, 2006, the fiscal year end, the Company had cash and cash equivalents of $4,928,727 on hand, which is sufficient to finance our operations, including our planned exploration program, for the coming eighteen months.

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

On June 30, 2006 Rodinia announced that it completed a non-brokered private placement. The Company received gross proceeds of $740,000 on the private placement of one million units at 74 cents per unit. Now holding CAD $4,928,727 (as at September 5, 2006), management is confident that the Company has sufficient capital (cash on hand) to finance the planned exploration program at Workman Creek.

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

Drilling Commences on Mormon Lake Property

On February 7, 2006 Rodinia Minerals was advised by Patriot Power Corp. that a 12-hole drill program commenced on the Mormon Lake Property. As at September 5, 2006 the Company has not yet reported results from the 12-hole drill program.

Mineral Properties Capital Expenditures

The following table summarizes capital expenditures on the Workman Creek and Mormon Lake properties the six months ended June 30, 2006 (unaudited).

(All figures in Canadian dollars)

Arizona	Workman Creek(1)	Mormon Lake(1)	Total

Balance end of December 31, 2004	$374,281	$-	$374,281

Cost incurred during the period
Acquisition costs	85,000	-	85,000
Advanced royalty & property deposit	59,749	16,409	76,158
Deferred expenses	390,196	183,919	565,668

	534,945	200,328	735,273

Balance end of December 31, 2005	$909,226	$200,328	$1,109,554

Cost incurred during the period
Acquisition costs	29,529	-	29,529
Advanced royalty & property deposit	(23,133)	(12,064)	(35,197)
Assaying	3,995	-	3,995
Consulting	102,392	-	102,392
Claims maintenance	-	21,250	21,250
Equipment Rental	6,767		6,767
Field work, labour and supplies	13,103	-	13,103
General and administration	15,825	-	15,825
Legal	16,155	2,176	18,331
Site visits	-	2,153	2,153

	164,633	13,515	178,148

Balance end of June 30, 2006	$1,073,859	$213,843	$1,287,702

(1)
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

Once impairment has been determined, a portion of the carrying value will be written-down to net realizable value. Amounts shown for mineral properties reflect costs incurred to date, less write-downs, and are not intended to reflect present or future values.

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

G. Safe Harbor

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 4 - "Information on the Company," "Item 5 - "Operating and Financial Review and Prospects," "Item 11 - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Form 20-F constitutes forward looking statements ("Forward Looking Statements") as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, exploration risks, the ability of the Company to develop the alternate feed business, dependence on a limited number of customers, limited operating history, government regulation and policy risks, environmental risks, reclamation obligations, and the other factors set forth in the section entitled "Risk Factors".

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

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related Party Transactions.
(All figures in Canadian dollars)

For the year ended December 31, 2005

During the year ended December 31, 2005, management and consulting fees totaled $132,180, of which $105,500 (2004 - $41,500) was paid to Don Morrison ($48.750) and Don Mosher ($26,500), directors of the Company and B & D Capital Partners ($16,500), a company controlled by Don Mosher, a director of the Company. Of this amount, $99,250 (2004 - $41,500) was recorded in management and consulting fees and $6,250 (2004 - $nil) paid to Don Morrison was recorded in mineral properties. During the year ended December 31, 2005, a total of $26,680 was paid for arms-length consulting fees. Of this amount, $17,600 was paid for marketing services and $9,080 was paid for corporate and administration fees.

During the year ended December 31, 2005, office and rent expense totaled $25,490, of which $5,000 (2004 - $10,000) was paid to Don Morrison, a director of the Company, in connection with the provision of office premises to the Company.

As at December 31, 2005, an amount of $11,090 (2004 - $ NIL) due to Don Morrison and B & D Capital Partners, a company controlled by Don Mosher , both directors of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

For the year ended December 31, 2004

During the fiscal year ended December 31, 2004, the Company was charged $35,500 (2003 - $27,500) by Don Morrison, a director of the Company, for management fees; $6,000 (2003 - Nil) by Don Mosher, a director of the Company, for consulting fees; $3,000 (2003 - Nil) by Walter Brooks, Don Morrison, Don Mosher ($1000 each) three directors of the Company for directors’ fees. In addition, Don Morrison ,a director, charged the Company $10,000 (2003 - $ 9,600) for rent and telephone expenses, which should not be recorded as compensation. The transactions were recorded at the exchange amount.

For the Year Ended December 31, 2003

During the year, the Company was charged $27,500 by Don Morrison ($22,500) and Ralph Brown ($5000), directors of the Company for administrative, management and office services. In addition, Don Morrison, a director charged the Company $9,600 for rent and office expenses. The transactions were recorded at the exchange amount. Included in accounts payable is $18,200 payable to Don Morrison, a director of the Company. During the year, the Company settled debt of $10,600 due to Ralph Brown, a director, and $19,400 of debt to Starcore Resources Ltd. (Ralph Brown, President and Director of Starcore Resources Ltd.) a company with common directors by issuing a total of 200,000 pre-rollback common shares at $0.15 per share.

For the Year Ended December 31, 2002

During the year, the Company was charged $52,000 by Don Morrison ($22,000) and Ralph Brown ($30,000), two directors of the Company, for administrative, management and office services. During the year, the Company paid NIL for directors’ fees to a director. In all the above cases, the transactions were recorded at the exchange amount. Included in accounts payable is $32,950 payable to Don Morrison ($21,500) and Ralph Brown ($11,450), two directors of the Company.

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

Item 10. Additional Information

A. Share Capital
(All figures in Canadian dollars)

Changes in capital stock during the years ended December 31, 2005 and 2004 were as follows:

SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2003	3,683,595	$12,793,357

Issued during the year:
For cash:
Private placements, net of share issue costs	1,624,000	350,000
Exercise of stock options	120,000	30,000
Exercise of warrants	50,000	6,000

For services - finder’s fees	64,400	-

Balance, December 31, 2004	5,541,995	$13,179,357

(b) Issued and outstanding (continued)

	Number of Shares	Amount
Balance, December 31, 2004	5,541,995	$13,179,357
Issued during the year:
For cash:
Private placements, net of share issue costs	6,108,785	3,432,635
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent options	-	42,396
Exercise of agent warrants	-	6,717
For services - finder’s fees	498,277	14,025
For interest	17,857	18,750
For conversion of debt	506,000	158,083
Balance, December 31, 2005	16,082,574	$17,743,495

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

RODINIA MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

	Shares	Amount
Balance, December 31, 2003	3,683,595	$12,793,357

Issued during the year:
For cash:
Private placements, net of share issue costs	1,624,000	350,000
Exercise of stock options	120,000	30,000
Exercise of warrants	50,000	6,000

For services - finder’s fees	64,400	-

Balance, December 31, 2004	5,541,995	$13,179,357

6. (b) Issued and outstanding (continued)

	Number of Shares	Amount
Balance, December 31, 2004	5,541,995	$13,179,357
Issued during the year:

For cash:
Private placements, net of share issue costs	6,108,785	3,432,635
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent options	-	42,396
Exercise of agent warrants	-	6,717

For services - finder’s fees	498,277	14,025

For interest	17,857	18,750

For conversion of debt	506,000	158,083

Balance, December 31, 2005	16,082,574	$17,743,495

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

Rodinia Minerals, Inc
(Registrant)
Date: September 6, 2006	By:	/s/ Don Morrison
Don Morrison
President and CEO

Item 19. Exhibits

Exhibit 1.	3.0/3.1 Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibit 7.	23.1 Consent of Manning Elliott LLP Chartered Accountants

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005