Form 20-F
Rodinia Minerals Inc.
filed 2007-07-19
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2006
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

Suite 600, 595 Howe Street Street, Vancouver, British Columbia, V6C 2T5
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

None
(Title of Class)

Number of outstanding shares of each of the Corporation’s classes of capital or common stock as of the period covered by the Registration Statement. As of December 31, 2006, there were 21,570,123 common shares issued and outstanding. As of July 17, 2007 there were 22,667,217 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. xx

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   xx        Item 18 ______

TABLE of CONTENTS

Forward-Looking Statements	6
Glossary of Mining Terms	6
Item 1. Identity of Directors, Senior Management and Advisers	10
Item 2. Offer Statistics and Expected Timetable	10
Item 3. Key Information	11
A. Selected Financial Data	11
Exchange Rates	12
Rate of Currency Exchange	14
LOANS PAYABLE	14
Convertible Debt	14
Financings	15
C. Reasons for the Offer and Use of Proceeds.	17
D. Risk factors	17
Item 4. Information on the Company	22
A. Corporate Information	22
B. Business Overview	22
Item 5. Operating and Financial Review and Prospects	34
A. Operating Results	34
U.S. and Canadian GAAP Differences	34
B. Liquidity and Capital Resources	37
C. Research and Development, Patents and Licenses, etc.	38
D. Trend Information	38
E. Off-balance Sheet Arrangements.	39
F. Tabular Disclosure of Contractual Obligations	39
G. Safe Harbor	39
Item 6. Directors, Senior Management and Employees	41
A. Directors and Senior Management	41
C. Board Practices	51
D. Employees	53
E. Share Ownership	53
Item 7. Major Shareholders and Related Party Transactions	53
A. Major Shareholders	53
B. Related Party Transactions.	53
C. Interests of Experts and Counsel	54
Item 8. Financial Information	55
A. Consolidated Statements and Other Financial Information	55
B. Significant Changes	55
Item 9. The Offer and Listing	55
A. Offer and Listing Details	55
B. Plan of Distribution	56
C. Markets	56
D. Selling Shareholders	56
E. Dilution	56
F. Expenses of the Issue	56
Item 10. Additional Information	56
A. Share Capital	56
B. Memorandum and Articles of Association	61
C. Material Contracts	65
D. Exchange Controls	66
E. Taxation	69
F. Dividends and Paying Agents	76

G. Statement by Experts	76
H. Documents on Display	76
I. Subsidiary Information	77
Item 11. Quantitative and Qualitative Disclosures About Market Risk	77
Item 12. Description of Securities Other than Equity Securities	77
A. Debt Securities	77
B. Warrants and Rights	77
C. Other Securities	80
D. American Depositary Shares	80
Item 17 and 18 Financial Statements	81
CONSOLIDATED FINANCIAL STATEMENTS
AUDITORS’ REPORT
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT
SIGNATURES	101
Item 19. Exhibits	101

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
Chartered Accountants
11th Floor, 1050 West Pender Street
Vancouver, BC, Canada V6E 3S7

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The selected financial data in the table below was compiled from our audited financial statements, which were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Corporation’s financial condition and results of operation for the years ended December 31, 2006, 2005, 2004, 2003, and 2002. The selected financial and operating information as at December 31, 2006, 2005, 2004, 2003, and 2002 and for each of the years in the three year period ended December 31, 2006, should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data for the year ended December 31, 2002 have been extracted from audited financial statements not included herein.

	2006	2005	2004	2003	2002
Interest Revenue
Canadian GAAP	$170,880	$ 55,612	$ 1,035	$ 12	$ 14
United States GAAP	$170,880	$ 55,612	$ 1,035	$ 12	$ 14

Total Assets
Canadian GAAP	$9,621,558	$5,764,231	$ 456,618	$ 652	$ 2,315
United States GAAP	$5,192,314	$4,634,788	$ 82,337	$ 652	$ 2,315

Net (Loss)
Canadian GAAP	$(1,108,736)	$ (830,112)	$ (362,534)	$ (154,427)	$ (1,015,682)
United States GAAP	$(4,470,772)	$ (1,565,385)	$ (736,815)	$ (154,427)	$ (32,183)

Shareholders' Equity
Canadian GAAP	9,578,016	$ 5,681,115	$ 181,863	$ (41,638)	$ (141,068)
United States GAAP	$5,148,772	$ (3,959,672)	$ (192,418)	$ (41,638)	$ (141,068)

Share Capital
Canadian GAAP	21,976,833	$ 17,743,495	$ 13,179,357	$ 12,793,357	$ 12,613,357
United States GAAP	21,976,833	$ 17,743,495	$ 13,179,357	$ 12,793,357	$ 12,613,357

Net (Loss) Per Share
Canadian GAAP	$ (0.06)	$ (0.08)	$ (0.08)	$ (0.02)	$ (0.08)
United States GAAP	$(0.23)	$ (0.15)	$ (0.16)	$ (0.05)	$ 0.00

Cash Provided
Canadian GAAP	$ (621,091)	$ (511,315)	$ (93,697)	$ (80,680)	(93,067)
United States GAAP	$(621,091)	$ (1,234,898)	$ (467,978)	$ (80,680)	(26,585)

Investing Activity
Canadian GAAP	$(803,624)	$ (723,583)	$ (374,281)	-	$ (66,482)
United States GAAP	-	-	-	-	-

Dividends Declared Per Share
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
United States GAAP	NIL	NIL	NIL	NIL	NIL

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)	Net Loss

	2006	2005	2004

Net loss under Canadian GAAP	$(1,108,736)	$(830,112)	$(362,534)
Deduct:
Capitalized expenditures on unproven mineral properties	(3,362,036)	(692,927)	(374,281)

Loss and comprehensive loss under US GAAP	$(4,470,772)	$(1,523,039)	$(736,815)

Loss per share under US GAAP - basic and diluted	$(0.23)	$(0.15)	$(0.16)

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

(b) Mineral Properties

	2006	2005

Mineral properties under Canadian GAAP	$(4,429,244)	$(1,067,208)
Deduct:
Capitalized expenditures on unproven mineral properties (Note 15(a))	(4,429,244)	(1,067,208)

Mineral properties under US GAAP	$-	$-

(c) Deficit

	2006	2005	2004

Deficit under Canadian GAAP	$(15,210,234)	$(14,101,498)	$(13,271,386)
Deduct:
Capitalized expenditures on unproven mineral properties (Note 15(a))	(4,429,244)	(1,067,208)	(374,281)

Deficit under US GAAP	$(19,639,478)	$(15,168,706)	$(13,645,667)

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

Year Ended December 31,
Year	2006	2005	2004	2003	2002	2001
Average for Period	1.1368	1.1615	1.2034	1.2923	1.5800	1.5925

Month Ended	June	May	April	March	February	January
Year	2007	2007	2007	2007	2007	2007
High for Period	1.0727	1.1136	1.1583	1.1810	1.1852	1.1824
Low for Period	1.0579	1.0719	1.1068	1.1530	1.1586	1.1647

Month	December	November	October	September	August	July
Year	2006	2006	2006	2006	2006	2006
High for Period	1.1652	1.1474	1.1384	1.1272	1.1312	1.1415
Low for Period	1.1415	1.1275	1.1154	1.1052	1.1066	1.1112

Rate of Currency Exchange

As of December 29, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $ 1.1652 (US $1.00 = CAD $ 1.1652).

As of June 29, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was CAD $ 1.0634 (US $1.00 = CAD $ 1.0634).

B. Capitalization and Indebtedness
Loans Payable

		2006		2005	2004
Unsecured loans payable, non-interest bearing,		$-		$-	$-
no specified terms of repayment					135,535
	$	NIL	$	NIL	$ 135,535

As at December 31, 2006, there was $NIL of loans payable.

The loans of $135, 535 (CAD $151,800 - accepted by the TSX on October 19, 2004) that were recorded in 2004 were issued for a one year term, and were unsecured and non-interest bearing. The lenders had the right to convert their loans into units at a deemed value of CAD $0.30 per unit on the earlier of March 17, 2005 or the Company graduating to Tier-2 of the TSX Venture Exchange. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional share of the Company at an exercise price of CAD $0.30 per share for a period of one year from the date of the loan. A finder’s fee of 46,750 shares valued at CAD $14,025 is payable with respect to this transaction.

As of December 31, 2004, CAD $16,265 of the loan was classified as contributed surplus to recognize the value of the conversion feature of the loans.

Convertible Debt

During the year ended December 31, 2005, holders of the Company’s convertible debt instruments exercised options to convert their loans into 506,000 common shares at a deemed price of $0.30 and 506,000 non-transferable share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.30 per share expiring on September 20, 2005. All 506,000 warrants were exercised during the year. In connection with the conversion, the Company issued as a commission 46,750 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those issued on conversion.

As at December 31, 2005, an amount of $11,090 (2004 - $nil) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

As at December 31, 2006, an amount of $1,625 (2005 - $11,090) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

Loans Receivable

During the year ended December 31, 2006, the Company advanced US $450,000 to third parties on behalf of Patriot Power Corp. The advances are non-interest bearing, unsecured and have no fixed terms of repayment.

Financings

In 2006, Rodinia initiated the following private placements:

Private Placement of 1,000,000 Units June 2, 2006

On June 2, 2006, the Company issued 1,000,000 units at $0.74 per unit for gross proceeds of $740,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on June 2, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after August 1, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $554,731 and $185,269 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued as a commission 71,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement. The common share purchase warrants included in these units were assigned a fair value of $24,424 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $4,200 in connection with this offering.

Private Placement of 1,000,000 Units January 3, 2006

On January 3, 2006, the Company issued 800,000 units at $0.74 per unit for gross proceeds of $592,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on January 3, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after March 4, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $412,471 and $179,529 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 70,135 units with terms similar to those units issued under the non-brokered private placement as a commission. The common share purchase warrants included in these units were assigned a fair value of $42,432 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $5,400 in connection with this offering.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and for general working capital.

In accordance with the policies of the TSX Venture Exchange a commission applied to this transaction. The Company paid a commission of 70,135 Units.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement were subject to a hold period, which expired on May 11, 2006.

In 2005, Rodinia initiated the following private placements:

Private Placement of 4,108,785 Units October 30, 2005

On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for grossproceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 308,159 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and working capital.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement were subject to a hold period, which expired on March 1, 2006.

Private Placement of 2,000,000 Units March 2, 2005

On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceedsof $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes option pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

Funds from the placement will be used to accelerate the exploration program on the Workman Creek Uranium Property, commence exploration on staked properties in Gila County, Arizona, and for general working capital purposes.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement were subject to a hold period that expired July 3, 2005.

As at December 31, 2006 the Company had working capital of CAD $4,527,717. All of the Company’s completed private placements took place in Canada and were subject to regulatory acceptance by the TSX Venture Exchange.

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

THE COMPANY HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

At December 31, 2006, the fiscal year end, the Company had an accumulated deficit of CAD $15,210,234 and had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

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

After Rodinia graduated to a Tier 1 listing from its Tier 2 listing on the TSX Venture Exchange, the Company was required to make a payment of 2.5 million shares and 1.5 million warrants to Cooper Minerals, Inc. to complete the acquisition of the Workman Creek property in Gila County, Arizona. The warrants are exercisable for a period of five years to July 18, 2011, at an exercise price of 74 cents per share. The shares and warrants were subject to a hold period that expired November 19, 2006.

OUR STOCK OPTION PLAN MAY FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

A Stock Option Plan, which was approved by the Company’s shareholders at the Annual General Meeting on July 29, 2003, may have the material effect of diluting the interests of Stockholders. The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. The Company implemented a rolling stock option plan whereby a maximum of 10% of the issued shares are reserved for issuance under the plan. The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares on the day preceding the award date. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. At Rodinia’s annual general meeting in June of 2005, shareholders approved a new plan which provides for a fixed 20% of the Company’s issued and outstanding share capital to be set aside for incentive stock options. The new plan is subject to TSX acceptance. Our stock option plan could have the effect of diluting the number of shares issued, and stockholder interests, by as much as 10% of the total issued and outstanding shares when and if stock options are exercised.

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

The Company’s wholly-owned subsidiary Donnybrook Platinum Resources Inc. was incorporated in the State of Wyoming, U.S.A. on December 15, 1999.

The Company’s business address and executive offices are located at Suite 600 - 595 Howe Street Vancouver, BC V6C 2T5.

The Company’s telephone number is 604 662-3903 and the Company’s fax number is 604 662-3904.

The Company’s registered office for service in Canada is located at Suite 600 - 595 Howe Street Vancouver, BC V6C 2T5.

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

The following table summarizes TSX Venture Exchange Tier 1 Minimum Listing Requirements:

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

With reference to the above table outlining Tier 1 listing requirements:

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

Rodinia closed on the letter agreement with Cooper Minerals to acquire an option on a 100-per-cent interest in the Workman Creek uranium property located in Gila County, Arizona. The November 5, 2004 agreement was subject to Rodinia graduating to Tier 1 and Canadian regulatory approval.

On July 20, 2006, the Company announced that it had closed on the option agreement to acquire 100% interest on the Workman Creek Uranium Property. As per the agreement, the Company issued 2.5 million common shares to Cooper Minerals, Inc., a Nevada-based company. In addition, as per the underlying agreement, 1,500,000 warrants were issued to the vendors (N. Cousins and S. Van Ert).

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

Results, developments and future plans

In the 33 lode claims at the Workman Creek/Cooper property, a continuous grid of 50m line spacing and 50m station points was established on the North and South ore bodies. Conventional soil sampling was also performed along with test MMI pits and scintillometer surveys. GPS locations of existing workings in the watershed were done and drill holes have been spotted. Drill roads and access to those drill-hole locations have been worked on and cleaned-up in anticipation of the drill program. Further drilling, down-hole radiometrics, and mapping/sampling will still have to be completed. However, the Company has conducted all the necessary requirements by the Forest Service in Tonto National Forest in terms of the plan of operation, biological surveys, and other pertinent stipulations to facilitate the permitting process. SWCA Environmental Consultants and Mining and Environmental Consultants Inc. have addressed all the requirements imposed upon the Company by the Tonto National Forest, which include biological assessments and other environmental issues. The Company received the announcement of the Forest Service and the Reclamation Bond was paid to the PV Ranger District in the amount of $19,889 (US$16,500).

The company has abstained from any drilling as at December 31, 2005 and has opted for a non-disturbance resource calculation prepared by the previous operators.

With respect to the remaining claims staked by the Company (within 10 mile radius of the Workman Creek claims), an on-going work program has been performed in 7 district areas within the Dripping Springs Geological Unit. In these areas, GPS grids were established, soil geochem samples were taken, and scintillometer surveys were performed. All samples were shipped to Chemex Labs of Reno, Nevada for prep and analysis. Based on the initial results, more geophysical geochemical mappings and samplings need to be applied in the staked areas prior to any decision to proceed with drilling.

On May 10, 2006, the Company announced that J. H. Montgomery, Ph.D., P. Eng. had completed a National Instrument 43-101 (“NI 43-101”) compliant technical report on the Workman Creek Uranium Project located in Gila County, Arizona (the “Report”). The Report recommends a program of confirmation and extension drilling to be followed by a scoping study, all at an estimated cost of US$1 million. The TSXV has accepted the Workman Creek Uranium Project as a Tier 1 Property. On July 13, the TSXV confirmed that the Company had met the requirements for a Tier 1 company and that effective July 14, 2006, the Company’s Tier classification would be changed from Tier 2 to Tier 1.

Phase 1, which is complete, consisted of an evaluation of the immense Wyoming Mineral Corporation database (compiled during the period 1978 to 1980); twinning of several holes to confirm grade and nature of mineralization; a comparison of radiometric and chemical analyses; and additional claim staking.

Phase 2 of the proposed program is a much more extensive and detailed exploration phase. Phase 2 will determine the extent and quality of uranium mineralization. During this phase, an evaluation of the orebody will be conducted to determine if in situ leaching is feasible. From there a preliminary feasibility study could be completed. The Company is currently working on Phase 2 and is expected to take about six months to complete at an estimated cost of $600,000. The Company’s total deferred expenditures in Workman’s Creek is $1,073,859

On September 22, 2006 Rodinia Minerals announced that Gary Giroux, a Member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia and a qualified person as defined by NI 43-101, recalculated the resource estimate on the Company’s Workman Creek project, by refining the geological model used in the calculation.  This has resulted in an increase of the inferred resource at a 0.05% cut off, from 2.35 million tons to 3.22 million tons and the resultant increase in U3O8 from 4,047,160 lbs. to 5,542,000 lbs. at the same average grade of 0.86%.  It should be noted that the increase in poundage is also NI 43-101 compliant.

Rodinia contracted Coast Mountain Group Consultants to manage the next phase of the work program at Workman Creek.  Coast Mountain recommended a drill program of 78 reverse circulation holes in order to:  confirm existing resource blocks; infill between existing holes in areas of mineralization; and step out from known mineralized areas to attempt to expand the resource.  Based on positive results, Mr. Giroux states that “additional infill drill holes should bring a significant portion of the resource into the measured plus indicated status.”  The Company is in the process of applying for drill permits. Mr. Giroux is the Company’s qualified person on the project as required under NI 43-101.

Coast has recommended a Phase 2 Budget of approximately $835,000. Drilling permits are now in the process and the Timing of Operations is as follows:

Action	Time Required

Plan of Operations document preparation	1 Week
USFS biological and archeological surveys complete	6 Weeks
USFS final project approval	10 Weeks
Total	17 Weeks

Coast Mountain Group continues to work on general maps, plans of work and permitting documents. Geologically significant targets have been identified in the area. Correspondence with the Department of Forestry and the Bureau of Land Management is on-going.

Based on some of Coast’s findings and identification of a prospective geological horizon, aero magnetic work may be warranted over the property. Sourcing of a suitable unit and contractor for the aero magnetic work is underway.

Mineral Property Expenditures Workman Creek, Arizona 2006 & 2005

(All figures in Canadian dollars)

Workman Creek, Arizona	2006	2005

Mineral properties, beginning of year	$878,944	$374,281

Cost incurred during the year:
Acquisition costs	3,091,487	85,000
Property deposit	3,995	29,467
Assaying	19,742	8,447
Consulting	147,443	168,607
Claims maintenance	8,760	29,644
Field equipment and supplies	27,322	44,727
Field work, labour and supplies	29,112	67,437
General and administration	34,850	60,761
Legal	(16,379)	-
Site visits	(25,900)	10,573
Staking programs	12,019	-
	3,285
		504,663
	3,335,736
Mineral properties, end of year	$4,214,680	$878,944

For the three months ended March 31, 2007, the end of the unaudited period, the Company’s additional expenditure at Workman Creek was $11,951.00, bringing total expenditures at Workman Creek to $4,226,631.00.

Mormon Lake Property

On November 2, 2005, the Company entered into a option and joint venture agreement with Patriot Power Corp. (“PPC”) pursuant to which PPC can acquire from the Company a 60% interest in 209 recently staked unpatented lode mining claims located in Arizona (the “209 Claims”). Patriot will acquire its 60% interest in the 209 Claims upon Patriot exercising an option (the “Patriot Option”) it holds to acquire a 100% interest, subject to Yellowcake royalties totaling 3%, in 21 unpatented lode mining claims (the “Lake Claims”). Upon the exercise by Patriot of the Patriot Option, the terms of the option and joint venture agreement provide that the Company will then hold a 40% joint venture interest in all 230 claims, subject to the Yellowcake Royalties totalling 3%.

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

On January 9, 2006, the Company received county recordation on an additional 103 Mormon Lake claims, which form a contiguous block with the recently staked unpatented lode mining claims. The total amount paid to the Bureau of Land Management was Cdn$20,831 (US$17,500).

Results, developments and future plans

On February 7, 2006, the Company announced that Patriot Power Corp had commenced a 12-hole drilling program on the Arizona lode mining claims. The drill program was completed in April 2006 and the samples were shipped to IPS Labs.

Significant results on three (3) holes were reported in a press release, which was dated September 13, 2006. Holes MLDH1-3 were drilled into a previously untested anomaly and returned:

ML-DH-1:	13 feet (0 to 13’) of	0.12% U
ML-DL-3:	6 feet (5 to 11’) of	0.09% U
ML-DL-3:	9 feet (14 to 23’) of	0.11% U

Management is encouraged with these results as they are consistent with the type of deposit being targeted at Mormon Lake. Phase 2 will focus on further delineating this newly discovered uranium enriched zone.

Patriot Power, the project’s operator, has contracted Coast Mountain Geological Ltd. (“Coast”) of Vancouver, BC, Canada to conduct Phase 2 of the exploration program on the project. Coast will be applying to permit up to 35 drill locations for this upcoming program. These drill holes will step out from the successful spring program holes and in addition will drill test new targets obtained in the geophysical survey.

Rodinia Minerals anticipates that this current the drilling portion of the program to start once permit approvals have been obtained.

Prior to drilling, an aerial survey of the area is also warranted as the existing data is incomplete and generally unreliable. An airborne radiometric survey would allow the operator to locate new resources and confirm enlarge existing ones.

A total of 35 drill holes have been proposed for the main block of claims at Mormon Lake. The holes will be placed on available roads and spaced across the claims to sufficiently provide a geologic resource. No drill holes have been proposed for the northwestern block of claims due to limited road access. Several holes are designed to test the radiometric anomaly in the northeastern section of the main claim block. Many areas around the periphery of the claims cannot be drilled without the construction of new roads; these areas may be drilled at a future time depending upon the results of this program.

The drill holes will be prioritized based upon available geologic data, spacing and ease of access. Unfortunately, at this time, information on previous drilling in the area is unavailable; drill hole priorities can be changed based upon newly available data, field prospecting, and the results of the radiometric or spectrometer survey.

Coast has recommended a Phase 2 budget of approximately $738,548. The Timing of Operations is as follows:

Action	Time Required

Complete aerial survey	2 Weeks
Finalize drill and MMI locations	1 Week
Plan of Operations document preparation	1 Week
USFS biological and archeological surveys complete	6 Weeks
USFS final project approval	10 Weeks

Total	20 Weeks

Coast has submitted a general location of drilling targets of a biologist in Arizona for comments and recommendations. For additional surface work that will support geological interpretations and expedite analysis of drill results, Coast is evaluating the use of a portable X-Ray Fluorescence equipment. This equipment, which reads uranium values along with other elements directly related to uranium can help Coast in understanding the area and the direct drilling efforts.

Mineral Property Expenditures Mormon Lake, Arizona 2006 & 2005

(All figures in Canadian dollars)

Mormon Lake, Arizona	2006	2005

Mineral properties, beginning of year	$$188,264	$-

Cost incurred during the year:
Acquisition costs	-	-
Property deposit	-	-
Assaying	20,874	-
Consulting	-	-
Claims maintenance	-	91,306
Field equipment and supplies	-	-
Field work, labour and supplies	-	-
General and administration	2,176	-
Legal	-	4,345
Site visits	-	-
Staking programs	-	92,613
	3,250
		188,264
	26,300
Mineral properties, end of year	$$214,564	$188,264

For the three months ended March 31, 2007, the end of the unaudited period, the Company’s the Company’s additional expenditure at Mormon Lake was $595.00, bringing total expenditures at Mormon Lake were $215,159.00.

Overview: Lucky Boy Mine - Uranium Project

Golden Patriot, Corp. (“Golden Patriot”) granted Rodinia (“the Company”) the sole and exclusive irrevocable right and option to acquire, upon payment of US$1.00, up to an undivided 40% right, title and interest in and to the Lucky Boy Project (“Project”). The Project’s Uranium deposit is situated in Gila County, Arizona. The current land position consists of 14 lode claims on BLM land and 80 acres of State land held by exploration permit for a total of 320 acres.

The option is exercisable from time to time, as to 40% of the interest in respect of which Golden Patriot has exercised its right to acquire pursuant to the terms of their agreement with Handley Minerals Inc. (“Handley Agreement”):

(i)
At any time after an aggregate of US$500,000 has been spent on the Project and Golden Patriot has thereby exercised its right to acquire, pursuant to the terms of the Handley Agreement, an undivided 60% right, title and interest in and to the Project, subject only to the 3% Yellow Cake Royalty (“Royalty”);

(ii)
At any time after additional, incremental aggregate of US$100,000 has been spent on the Project and Golden Patriot has thereby exercised its right to acquire additional incremental undivided 8% interest in and to the Project for each US$100,000 spent, subject only to the Royalty;

(iii)
Until the “Option Expiry Date”, being the day that is 30 days after the date the Company receives notice in writing that an aggregate of US$1,000,000 has been spent on the Project and Golden Patriot has thereby exercised the right to acquire an undivided 100% right, title and interest in and to the Project, subject only to the Royalty.

Golden Patriot has agreed not to sell, transfer, assign, grant an option on or otherwise dispose of its interest in the Project in such a manner as to impair the Company’s right to acquire their interest in the Project.

Results, developments and future plans

Golden Patriot is in Year 1 of a four-year work program. At the time of this report, Golden Patriot has spent approximately US$500,000 on exploration costs, which includes US$50,000 in property payments. Exploration work consisted of geological mapping and sampling, geochemical and radiometric surveying, and line-cutting. All samples were processed by SGS Laboratories. Preliminary results on the rock samples reported encouraging uranium grades. Golden Patriot has engaged Mr. Mark Fedikow, Ph.D., P.Eng., P.Geo. to provide a report recommending a work and drilling program.

The Company does not have to make any decisions on, or make any financial commitment related to its option at Lucky Boy until after Golden Patriot has completed its four-year work program on the property (US$500,000 in exploration expenditures). As of December 31, 2006, Golden Patriot was in year one of a four-year work program. As such, the Company has no financial commitment to, or obligation to explore, the property for the next three and a half years. The Company will base its decision on recommendations that follow its assessment of Golden Patriot’s results.

Rodinia Grants Option to UraniumCore Company

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

Subsequent Events

On April 24, 2007 Rodinia Minerals announced that it and its Delaware subsidiary, Donnybrook Platinum Resources, Inc. have entered into a mineral lease agreement with Ethel Schell Larsen’s Red Bluff Mine, LLC (“Red Bluff”), to explore, develop and mine 46 unpatented lode mining claims and two permitted mill site claims (the “Claims”), located in Gila County, Arizona. The Agreement also gives the Company the option to purchase, at commercially prevailing rates, water associated with water rights owned by Red Bluff. Red Bluff will receive a 3% Yellowcake royalty in respect of uranium mined from the Claims, and a 3% net smelter return royalty in respect of all other ores mined from the Claims.

The Agreement, which is subject to regulatory approval, gives the Company the exclusive right of exploration and mining for a period of 17 years in return for paying to Red Bluff, over a period of five years:

▪	US$600,000 in rental payments;
▪	an aggregate of 1.2 million common shares of Rodinia (the “Shares”);
▪
1 million non-transferable share purchase warrants (the “Warrants”), each Warrant entitling Red Bluff to purchase one common share of Rodinia for a period of five years to April 18, 2012, at a price of $1.00 per share;

▪	and expending an aggregate of US$1 million on exploration and development of the Claims.

After year five, the Company will pay annual advance royalty payments to Red Bluff of US$150,000 for each of years 6 through 15 and US$200,000 for each of years 16 and 17.

Rodinia agreed to pay a finder’s fee to the maximum permitted under TSX policies in connection with its entering into the Agreement. The Shares and Warrants and any securities issued in payment of the finder’s fee are subject to a hold period expiring four months and one day after their issuance.

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

High prices in the late 1970s in the uranium market gave way to low prices in the early 1990s, with spot prices being below the cost of production for many mines. In 1996 spot prices recovered to the point where some mines could produce profitably. Prices declined again and only recovered late in 2003. Since 2003, uranium prices have steadily been on the rise. On July 02, 2007, the price of uranium was U.S. $ 135.00 per pound. (Ux Weekly Spot Prices).

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

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
(a) Net sales	-	-	-
(b) Loss before extraordinary items
(i) Total loss	$1,108,736	$830,112	$362,534
(ii) Loss per share - basic	$0.06	$0.08	$0.08
(iii) Loss per share - diluted	$0.06	$0.08	$0.08
(c) Net loss
(i) Total loss	$1,108,7365	$830,112	$362,534
(ii) Loss per share - basic	$0.06	$0.08	$0.08
(iii) Loss per share - diluted	$0.06	$0.08	$0.08
(d) Total assets	$9,621,558	$5,764,231	$456,618
(e) Total long-term liabilities	-	-	-
(f) Cash dividends declared per-share	N/A	N/A	N/A

Year ended December 31, 2006
(All figures in Canadian dollars)

The following is a discussion of the results of operations of the Company for the year ended December 31, 2006. The following discussion of the results of operations should be read in conjunction with the financial statements of the Company and notes thereto. There have been no major changes in accounting policies during the period.

The loss for the year ended December 30, 2006 was $1,108,736 as compared with a loss of $830,111 for year ended December 30, 2005. The increase in the loss for the current period was due to increases in stock based compensation expense (increase of $203,667) and certain general and administration expenses.

General and administration expenses (excluding amortization and stock-based compensation) s for the year ended December 30, 2006 was $650,425, which was an increase of $227,467 compared to December, 2005. During the current period, increased activities led to the Company incurring additional consulting fees (increase of $138,523) related to shareholder communication because of certain fees paid to LMA for the European conferences the company participated in and the Sendal S.A. marketing agreement for European investors; and an increase in travel, meals & entertainment and conferences and shows (increase of $109,941).

The breakdown of these expenses is as follows:

(i)	Stock-based compensation increased by $203,667 from $424,490 on December 31, 2005 to $628,157 on December 31, 2006;

(ii)	Accounting, audit and legal fees decreased by $20,374 from $122,479 on December 31, 2005 to $102,105 December 31, 2006;

(iii)	Management and consulting fees increased by $138,523 from $132,180 on December 31, 2005 to $270,703 on December 31, 2006;

(iv)	Travel and shareholder information increased by $109,941 from $68,532 on December 31, 2005 to $178,473 on December 31, 2006;

(v)	Office and rent increased by $17,445 from $25,490 on December 31, 2005 to $42,935 on December 31, 2006;

(vi)	General exploration expenses increased by of $13,116 from $nil on December 31, 2005 to $13,116 on December 31, 2006;

(vii)	Amortization decreased by $209 to December 31, 2005.

Financings, Principal Purposes and Milestones

During 2006, the Company completed the following Private Placements:

On June 2, 2006, the Company issued 1,000,000 units at $0.74 per unit for gross proceeds of $740,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on June 2, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after August 1, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $554,731 and $185,269 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued as a commission 71,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement. The common share purchase warrants included in these units were assigned a fair value of $24,424 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $4,200 in connection with this offering.

On January 3, 2006, the Company issued 800,000 units at $0.74 per unit for gross proceeds of $592,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on January 3, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after March 4, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $412,471 and $179,529 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 70,135 units with terms similar to those units issued under the non-brokered private placement as a commission. The common share purchase warrants included in these units were assigned a fair value of $42,432 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $5,400 in connection with this offering.

Proceeds of the financing will be used for general exploration expenditures on the Company’s Workman Creek Uranium Property in Gila County, Arizona and for general working capital.

In accordance with the policies of the TSX Venture Exchange a commission applied to this transaction. The Company paid a commission of 70,135 Units.

In accordance with applicable Canadian securities laws, all securities issued in connection with the private placement were subject to a hold period, which expired on May 11, 2006.

Year ended December 31, 2005
(All figures in Canadian dollars)

The following is a discussion of the results of operations of the Company for the year ended December 31, 2005. The following discussion of the results of operations should be read in conjunction with the financial statements of the Company and notes thereto. There have been no major changes in accounting policies during the period.

The loss for the year ended December 31, 2005 was $830,112 as compared with a loss of $362,534 for the year ended December 31, 2004. The following expenses comprised the loss of $830,112 for the year ended December 31, 2005. The breakdown of these increased expenses is as follows:

I.	Stock-based compensation (Note 8) of $240,720 from $183, 770 on December 31, 2004 to $424,490 on December 31, 2005;

II.	Accounting, audit and legal fees of $57, 428 from $65,051 on December 31, 2004 to $122,479 December 31, 2005;

III.	Management and consulting fees (Note 11(a)) of $82,057 from $50,123 on December 31, 2004 to $132,180 on December 31, 2005;

IV.	Travel and shareholder information of $53,129 from $15,403 on December 31, 2004 to $68,532 on December 31, 2005;

V.	Office and rent (Note 11(b)) of $13,173 from $12,317 on December 31, 2004 to $25,490 on December 31, 2005;

VI.	Transfer agent fees of $51,397 from $22,880 on December 31, 2004 to $74,277 on December 31, 2005;

VII.	Amortization of $5,079 to December 31, 2005.

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

Year ended December 31, 2006
(All figures in Canadian dollars)

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the acquisition of a property that leads to the discovery of economically recoverable reserves. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine.

As at December 31, 2006, the Company’s working capital was $4,527,717 as compared to a working capital deficit of $4,538,159 as at December 31, 2005. The Company’s current working capital is sufficient to meet the requirements for the year 2006 for both the Workman Creek and Mormon Lake properties and general and administration expenses. However, the ability of the Company to successfully acquire and develop additional properties in the resource sector is conditional on its ability to secure financing when required. The Company proposes to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired by the Company.

The Company’s historical capital needs were met by equity subscriptions (2006 - $1,332,000; 2005 - $4,340,501; 2004 - $386,000; 2003 - $180,000); convertible loans (2005 - nil; 2004 - $151,800; 2003 - nil); increase due to related parties (2006 - ($9.465); 2005 - $11,090; 2004 - nil); proceeds from share subscriptions (2006 - nil; 2005 - $592,000; 2004 - nil).

Year ended December 31, 2005
(All figures in Canadian dollars)

As at December 31, 2005, the Company had a working capital surplus of $4,538,159, and an accumulated deficit of $14,101,498. The Company required financing to meet its anticipated administrative and overhead expenses. The Company proposed to meet any additional financing requirements through the exercise of outstanding options and/or arranging other forms of equity financing. In light of changing financial markets, funding by equity subscriptions may not be possible at the times required or desired by the Company.

The Company’s historical capital needs were met by equity subscriptions (2005 - $5,138,281; 2004 - $386,000; 2003 - $180,000); convertible loans (2005 - nil; 2004 - $151,800; 2003 - nil); increase due to related parties (2005 - $11,090; 2004 - nil); proceeds from share subscriptions (2005 - $592,000; 2004 - nil).

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

C. Research and Development, Patents and Licenses, etc.

For the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004, the Company did not incur any expenditures relating to patent and/or license development or filings.

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

The Company will depend on outside capital to complete the exploration and development of its resource properties, which it will likely raise by issuing additional shares of common stock. This additional capital may not be available to meet our continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company will dilute the equity interests of current shareholders. If the Company is unable to obtain financing in the amounts that it needs to conduct its business, and on terms deemed acceptable, the business and future success of the Company will almost certainly be impaired.

As at December 31, 2006, the Company had working capital of $4,527,717 (2005 - $4,538,159) and an accumulated deficit of $15,210,234. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals. The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

E. Off-balance Sheet Arrangements.

There are no off-balance sheet arrangements to which the Company is committed.

F. Tabular Disclosure of Contractual Obligations

The Company has entered into operating lease commitments for premises and office equipment.

The Company has entered into operating lease commitments for premises and office equipment as follows:

2007	$115,118
2008	115,118
2009	115,118
2010	115,118
2011	38,373

In addition, the Company is responsible for making advance royalty payments as follows pursuant to its agreement with Cooper as disclosed in Note 4(a) of the Notes to the Audited Financial Statements for 2006, as follows:
2007	$	US25,000
2008		50,000
2009		50,000
2010		75,000
2011		75,000

Commencing in 2012, the Company is responsible for making payments of US$100,000 per annum.

The Company engaged Coast Mountain Group as the operators for Phase II work program. The projected cost for the completion of the work program is $835,556.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Name and Residence of Directors and Present Offices Held	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Date Elected or Appointed a Director
Donald Morrison(1) Vancouver, BC Director and President	President of the Company since August 2003. Director of the Company since November 1995	November 2, 1995 to the present
Donald Mosher(1) North Vancouver, BC Director and Vice President Corporate Communications	Vice President Corporate Communications since December 8, 2003. Financial consultant since 2003. Principal of B&D Capital Partners. Mr. Mosher has been with B&D Capital Partners for the past 5 years	December 8, 2003 to the present
Ken Thorsen(1) Port Coquitlam, B.C. Director and Vice President Exploration	Vice President Exploration since February 1, 2005. Geological Engineer. President of Thorsen Consulting Ltd. from 2002 to the present. Retired from a 21 year career with Teck Cominco Ltd.	November 1, 2004 to the present
Robert Pirooz Director (appointed AGM June 10, 2005)	Mining Company Senior Executive. Mr. Pirooz is a lawyer and was called to the British Columbia Bar in 1990.	June 10, 2005 to the present

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

B.	Compensation Executive Officers of the Company

For fiscal 2006, general and administration expenses (excluding amortization and stock-based compensation) for the year ended December 30, 2006 was $650,425, which was an increase of $227,467 compared to December, 2005. During the current period, increased activities led to the Company incurring additional consulting fees (increase of $138,523) related to shareholder communication because of certain fees paid to LMA for the European conferences the company participated in and the Sendal S.A. marketing agreement for European investors; and an increase in travel, meals & entertainment and conferences and shows (increase of $109,941).

A break down of the management and consulting fees is as follows:

Management fees and salaries (Paid to a director)	$85,364
Shareholder communication fees (Paid to a company controlled by a director)	48,000
Directors’ fees	8,000
Corporate & admin	8,543
Marketing fees - Europe	120,796

TOTAL	$270,703

Summary Compensation Table
(All figure in Canadian dollars)

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Amounts paid in lieu of salaries for consulting functions(2) ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)

Donald Morrison President & CEO	2006 2005 2004 2003	33,364 Nil	Nil Nil	$52,000 $56,250	300,000 575,000(3) 150,000	Nil Nil	Nil Nil	2,000(9) $2,000(4) $1,000
	2002	Nil	Nil		175,000	Nil	Nil	Nil

Donald Mosher Vice President Corporate Communications and Acting CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$48,000 $43,000(5) $6,000	50,000 245,000 113,000	Nil Nil Nil	Nil Nil Nil	2,000(9) $2,000(8) $1,000

Ken Thorsen Director and Vice President Exploration	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 75,000 25,000	Nil Nil Nil	Nil Nil Nil	$2,000(9) Nil Nil

Robert Pirooz Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 100,000 25,000	Nil Nil Nil	Nil Nil Nil	$2,000(9) Nil Nil

(1) Year ended December 31st

(2) The Company does not currently have a CFO. Mr. Mosher, a director of the Company, has performed the functions similar to that of a CFO since January 2004. The amounts shown as “amounts paid in lieu of salaries for management functions” to Donald Mosher relate to his consulting services and should not be interpreted as fees related to his services as Acting CFO.

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

(3) In fiscal 2006 Don Morrison was granted options:	300,000 @ $0.75 Expires December 1, 2011

In fiscal 2005 Don Morrison was granted options:	285,000 @ $0.72 Expires 28-Nov-10
135,000 @ $0.70 Expires31-Aug-10
155,000 @ 0.92 Expires 20-Mar-07
(Re-priced from $1.00)
TOTAL	575,000 GRANTED

(4) $2,000 was paid for Director’s fees to Don Morrison in fiscal 2005.	50,000 @ $0.75 Expires December 1, 2011

(5) In fiscal 2006 Don Mosher was granted options:

In fiscal 2005 Donald Mosher was granted options:	50,000 @ $0.72 Expires 28-Nov-10
135,000 @ $0.70 Expires 31-Aug-10
60,000 @ $0.92 Expires 20-Mar-07
(Re-priced from $1.00)
TOTAL	245,000 GRANTED

(6) In fiscal 2006 Ken Thorsen was granted options:	25,000 @ $0.75 Expires December 1, 2011

In fiscal 2005 Ken Thorsen was granted options:	75,000 @ $0.92 Expires December 1, 2011

(7) In fiscal 2006 Robert Pirooz was granted options:	25,000 @ $0.75 Expires December 1, 2011

In fiscal 2005 Robert Pirooz was granted options:	100,000 @ $0.92 Expires December 1, 2011

(8) $43,000 for consulting fees were paid to a company controlled by Donald Mosher in fiscal 2005 and $2,000 was paid for Director’s fees to Donald Mosher in fiscal 2005.

(9) $2,000 was paid for Director’s fees to Don Morrison, Donald Mosher, Ken Thorsen and Robert Pirooz in fiscal 2006.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long-term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended December 31, 2006.

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

Stock option activity from December 31, 2004 to the the fiscal year ended December 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2004	541,360	0.49
Granted	1,250,000	0.78
Exercised	(43,360)	0.28

Outstanding, December 31, 2005	1,748,000	0.70
Granted	400,000	0.75
Exercised	(93,000)	0.60
Expired	(120,000)	0.92

Outstanding, December 31, 2006	1,935,000	0.70

During the year ended December 31, 2006, the Company granted 400,000 (2005 - 1,250,000; 2004 - 388,000) stock options to directors and consultants of the Company. The weighted average fair value of each stock option granted during the year ended December 31, 2006 was $0.41 (2005 - $0.68; 2004 - $0.50) using the Black-Scholes option-pricing model on the date of grant using the following assumptions:

	2006	2005	2004

Expected option lives	5 years	2.8 years	2.8 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.2%	3.4%	2.0%
Expected stock price volatility	60%	145%	110%

During the year ended December 31, 2006, the Company recognized $628,157 (2005 - $424,490; 2004 - $183,770) of compensation cost in stock-based compensation expense.

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

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Donald Morrison 2004 2005 2006	50,000 100,000 285,000 135,000 155,000 300,000	12.89% 25.77% 22.8% 10.8% 12.4% 75.0%	$0.30 $1.00 $0.72 $ 0.70 $0.92 $0.75	$0.30 $1.00 $0.72 $0.69 $1.25 75.0%	April 13, 2009 Nov 26, 2006 Nov 28, 2010 Aug 31, 2010 March 07, 2010 December 1, 2011
Donald Mosher 2004 2005 2006	70,000 43,000 50,000 135,000 60,000 50,000	18.04% 11.08% 4% 10.8% 4.8% 12.5%	$0.30 $0.60 $0.72 $0.70 $0.92 $0.75	$0.30 $0.60 $0.72 $0.69 $1.25 $0.75	April 13, 2009 November 4, 2006 Nov 28, 2010 August 31, 2010 March 07, 2010(3) December 1, 2011
Ken Thorsen 2004 2005 2006	25,000 20,000 75,000 25,000 25,000	6.44% 5.15% 4.5% 2% 6.25%	$0.60 $0.92 $0.92 $0.70 $0.75	$0.68 $0.68 $0.68 $0.69 $0.75	November 4, 2006 November 24, 2006 March 20, 2007 August 31, 2010(3) December 1, 2011
Rober Pirooz 2005 2006	100,000 25,000 25,000	6% 2% 6.25%	$0.92 $0.70 $0.75	$0.68 $0.69 $0.75	March 20, 2007 August 31, 2010 December 1, 2011
Walter Brooks(2) 2004	25,000	6.44%	$0.30	$0.30	April 13, 2009

(1)	The exercise price of stock options is determined by the Board of Directors in accordance with TSX Venture Exchange policies.
(2)	Mr. Brooks is a former Director who was not reappointed to the board at the Company’s AGM on June 10, 2005
(3)	The Company extended the term of the options for an additional three years to on March 7, 2010.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the Company’s completed financial year ended December 31, 2006, the following options were exercised by the Named Executive Officers:

Name (a)	Securities Acquired on Exercise (#) (1) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at financial year end (#) (2) Exercisable/ Unexercisable (d)	Value of Unexercised in the-Money Options/SARs at Financial Year End ($) (2)(3) Exercisable/ Unexercisable (e)
Don Morrison	Nil	Nil	1,000,000/Nil	$491,450/Nil
Don Mosher	43,000	$13,300	365,000/Nil	$204,750/Nil
Ken Thorsen	25,000	$20,000	150,000/Nil	$61,250/Nil
Robert Pirooz	Nil	Nil	175,000/Nil	$69,000/Nil

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) As freestanding SARs have not been granted, the number of shares shown is related solely to stock options as at December 31, 2006.

(3) Value of unexercised-in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 31, 2006 (the Company’s financial year end) of $1.23 per share, less the exercise price per share.

Walter Brooks (who was not re-elected as a director at the Company’s AGM on June 10, 2005) exercised 25,000 @ $0.30 (expiring 13-Apr-09). Exercise date was October 5, 2005.

The following number of stock options were exercisable as at December 31, 2006:

Number of Shares

December 31, 2004	541,360
December 31, 2005	918,000
December 31, 2006	1,935,000

Subsequent Events

On March 7, 2007, the Company granted 300,000 stock options to directors, officers and consultants of the Company with an exercise price of $1.00 expiring March 7, 2012.

Option and SAR Re-pricings

The following stock options under the stock option plan were re-priced during the Company’s completed financial year that ended December 31, 2006.

Name	Date of Re-pricing	Securities Under Option/SARs Re-priced or Amended	Market Price of Securities at Time of Re-pricing or Amendment ($/Security)	Exercise Price at Time of Re-pricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Re-pricing or Amendment
Don Morrison	March 7, 2007	155,000	$0.92	$1.00(1)	N/A	3 weeks(1)
Don Mosher	March 7, 2007	60,000	$0.92	$1.00(1)	N/A	3 weeks(1)
Ken Thorsen	March 7, 2007	75,000	$0.92	$1.00(1)	N/A	3 weeks(1)(

(1)
The options were originally granted for a two year period. In March 2007, upon TSX Venture Exchange acceptance, the Company extended the term of the options for an additional three years to expire on March 7, 2010. As a result, the exercise of these options was amended upward to reflect the closing price of the common shares of the Company on the date of the amendment.

The weighted average fair value of each stock option granted during the year ended December 31, 2006 was $0.41 (2005 - $0.68) using the Black-Scholes option-pricing model on the date of grant using the following assumptions:

	2006	2005

Expected option lives	5 years	2.8 years
Expected dividend yield	0%	0%
Risk-free interest rate	4.2%	3.4%
Expected stock price volatility	60%	145%

On September 21, 2005, for the fiscal 2005 year, management of the Company resolved to re-price 540,000 stock options to $0. There were no re-pricings of stock options under the stock option plan or otherwise during the Company’s completed financial year that ended December 31, 2004.

Options re-pricing during fiscal 2005

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

Subsequent Events

On March 7, 2007, the Company granted 300,000 stock options to directors, officers and consultants of the Company with an exercise price of $1.00 expiring March 7, 2012.

On March 7, 2007, the Company modified 297,500 stock options issued to directors, officers and consultants extending their expiry date from March 21, 2007 to March 7, 2010 and increasing their exercise price from $0.92 to $1.00.

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

Compensation of Directors

For the fiscal year ended December 31, 2006, Don Morrison, Donald Mosher, Ken Thorsen and Robert Pirooz, were each paid $2000 as director fees. Don Morrison was paid $33,364 in salary, and $52,000 in consulting fees. In the Fiscal 2006 year, $48,000 in consulting fees for shareholder communications was paid to a company controlled by Donald Mosher.

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

See Item 6B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

There are no major shareholders as defined as beneficial owners of 5% or more of the each class of the company’s voting securities

B. Related Party Transactions.
(All figures in Canadian dollars)

For the year ended December 31, 2006

During the year ended December 31, 2006, management and consulting fees of $140,000 (2005 - $105,500) were paid to directors of the Company and a company controlled by a director of the Company.

During the year ended December 31, 2006, office and rent expense of $nil (2005 - $5,000) was paid to a director of the Company in connection with the provision of office premises to the Company.

As at December 31, 2006, an amount of $1,625 (2005 - $11,090) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

(All figures in Canadian dollars)

The following table indicates the annual high and low market prices for the five most recent financial years:

Year	Annual High	Annual Low
2006	$1.52	$0.65
2005	$1.85	$0.46
2004	$1.49	$0.21
2003	$0.50	$0.01
2002	$0.07	$0.01
2001	$0.18	$0.02
2000	$0.37	$0.08

The following table indicates the high and low market prices for each full financial quarter for the two most recent full financial years:

Quarter Ended	High	Low
March 31, 2007	$1.52	$0.89
December 31, 2006	$1.30	$0.70
September 30, 2006	$0.95	$0.80
June 31, 2006	$1.12	$0.65
March 31, 2006	$1.75	$0.88
December 31, 2005	$1.44	$0.77
September 30, 2005	$1.33	$0.46
June 31, 2005	$0.85	$0.61
March 2005	$1.85	$1.87
December 31,, 2004	$1.49	$0.50
September 30, 2004	$0.60	$0.28
June 31, 2004	$0.38	$0.28
March 31, 2004	$0.40	$0.21
December 31, 2003	$0.50	$0.25
September 30 , 2003	$0.27	$0.01
June 31, 2003	$0.09	$0.01
March 31, 2003	$0.07	$0.02

The following table indicates the high and low market prices for the most recent twelve months:

Month	High	Low
March 2007	$1.52	$0.89
February 2007	$1.30	$1.14
January 2007	$1.52	$1.17
December 2006	$1.30	$0.70

November 2006	$1.01	$0.78
October 2006	$0.92	$0.81
September 2006	$0.87	$0.81
August 2006	$0.95	$0.82
July 2006	$0.95	$0.80
June 2006	$1.08	$0.85
May 2006	$1.12	$0.68
April 2006	$1.04	$0.65
March 2006	$1.30	$0.88
February 2006	$1.55	$1.08
January 2006	$1.75	$1.35
December 2005	$1.44	$0.77
November 2005	$1.01	$0.68
October 2005	$1.20	$0.80
September 2005	$1.33	$0.60
August 2005	$0.72	$0.46
July 2005	$0.77	$0.50
June 2005	$0.85	$0.78
May 2005	$0.93	$0.61
April 2005	$1.20	$0.90
March 2005	$1.70	$1.05
February 2005	$1.85	$0.87
January 2005	$1.20	$1.01
December 2004	$1.49	$0.95
November 2004	$1.20	$0.54

The Company has authorized 100,000,000 common equity shares with no par value. As At December 31, 2006, there were 21,570,123 common shares outstanding.

B. Plan of Distribution

Not Applicable

C. Markets

The Company’s shares are traded on the TSX Venture Exchange (the “TSX-V”).

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

Item 10. Additional Information

A. Share Capital
(All figures in Canadian dollars)

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding

Changes in capital stock during the years ended December 31, 2006 was as follows:

	Number of Shares	Amount

Balance, December 31, 2004	5,541,995	$13,179,357

Issued during the year:

For cash:
Private placements, net of share issue costs (Notes (iii) and (iv))	6,108,785	3,432,635
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent unit options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent unit options	-	42,396
Exercise of agent warrants	-	6,717

For services - finders’ fees	498,277	14,025

For interest	17,857	18,750

For conversion of debt (Note (v))	506,000	158,083

Balance, December 31, 2005	16,082,574	17,743,495

Issued during the year:

For cash:
Private placements, net of share issue costs (Notes (i) and (ii))	1,800,000	720,128
Exercise of stock options	93,000	55,800
Exercise of warrants	240,192	192,153
Exercise of agent unit options	377,064	270,801
Exercise of agent warrants	108,241	86,838

Transfers from contributed surplus:
Exercise of stock options	-	63,240
Exercise of agent unit options	-	248,526
Exercise of agent warrants	-	138,484

For services - finders’ fees	141,135	170,618

For property - Workman Creek	2,727,917	2,286,750

Balance, December 31, 2006	21,570,123	$21,976,833

Private Placements

On June 2, 2006, the Company issued 1,000,000 units at $0.74 per unit for gross proceeds of $740,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on June 2, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after August 1, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $554,731 and $185,269 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued as a commission 71,000 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement. The common share purchase warrants included in these units were assigned a fair value of $24,424 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $4,200 in connection with this offering.

On January 3, 2006, the Company issued 800,000 units at $0.74 per unit for gross proceeds of $592,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on January 3, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after March 4, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $412,471 and $179,529 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 70,135 units with terms similar to those units issued under the non-brokered private placement as a commission. The common share purchase warrants included in these units were assigned a fair value of $42,432 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $5,400 in connection with this offering.

On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceeds of $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 308,159 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

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

Stock Options

During the year ended December 31, 2006, the Company granted 400,000 (2005 - 1,250,000) stock options to directors and consultants of the Company. The weighted average fair value of each stock option granted during the year ended December 31, 2006 was $0.41 (2005 - $0.68) using the Black-Scholes option-pricing model on the date of grant using the following assumptions:

	2006	2005

Expected option lives	5 years	2.8 years
Expected dividend yield	0%	0%
Risk-free interest rate	4.2%	3.4%
Expected stock price volatility	60%	145%

For the year ended December 31, 2006, the Company recognized $628,157 (2005 - $424,490) of compensation cost in stock-based compensation expense.

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

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions and resulting values:

	2005	2004
Assumptions:
Expected life	2 - 5 years	2 - 5 years
Expected dividend yield	0%	0%
Risk-free interest rate	3.2% - 3.8%	2.0%
Expected volatility	109% - 177%	94% - 134%

Results:
Fair value of each option granted	$0.55 - $0.88	$0.29 - $0.68

During the year ended December 31, 2005, the Company recorded $424,490 (2004 - $183,770) in stock-based compensation.

Stock option activity from December 31, 2004 to December 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2004	541,360	0.49
Granted	1,250,000	0.78
Exercised	(43,360)	0.28

Outstanding, December 31, 2005	1,748,000	0.70
Granted	400,000	0.75
Exercised	(93,000)	0.60
Expired	(120,000)	0.92

Outstanding, December 31, 2006	1,935,000	0.70

The following number of stock options was exercisable at the end of the year:

Number of Shares

December 31, 2004	541,360
December 31, 2005	918,000
December 31, 2006	1,935,000

Subsequent Events

From January 1, 2007 to March 7, 2007, the Company issued 1,077,094 common shares upon the exercise of stock options, warrants, agent options and agent warrants for proceeds of $962,759.

Share Purchase Warrants

Warrant activity since December 31, 2004, is presented below:

	Number	Purchase Price
	of Shares	Per Share

Outstanding, December 31, 2004	2,763,616	$0.15 - 0.35
Issued	5,661,533	0.30 - 1.10
Exercised	(3,328,866)	0.15 - 0.80

Outstanding, December 31, 2005	5,096,283	0.80 - 1.10
Issued	3,300,000	0.74 - 1.10
Exercised	(240,192)	0.80 - 0.90
Expired	(4,108,785)	0.15 - 0.80

Outstanding, December 31, 2006	4,047,306	$0.80 - 1.10

Warrants outstanding at December 31, 2006 expire between January 2, 2007 to July 18, 2011.

Warrants outstanding at December 31, 2005 expire between October 30, 2006 and March 2, 2007.

Contributed Surplus 2006 and 2005

	2006	2005

Balance, beginning of year	$1,447,118	$257,627
Stock-based compensation (Note 8)	628,157	424,490
Warrants issued in private placements for cash (Notes 6(b)(i) and (ii))	364,798	-
Warrants issued for Workman Creek mineral property (Note 4(a))	754,737	-
Fair value of warrants and agent unit options issued for services (Note 6(b))	66,857	826,371
Transferred to share capital upon exercise of stock options	(63,240)	(12,257)
Transferred to share capital upon exercise of agent unit options	(248,526)	(42,396)
Transferred to share capital upon exercise of agent warrants	(138,484)	(6,717)

Balance, end of year	$2,811,417	$1,447,118

During the year ended December 31, 2006, the Company granted 400,000 (2005 - 1,250,000; 2004 - 388,000) stock options to directors and consultants of the Company. The weighted average fair value of each stock option granted during the year ended December 31, 2006 was $0.41 (2005 - $0.68; 2004 - $0.50) using the Black-Scholes option-pricing model on the date of grant using the following assumptions:

	2006	2005	2004

Expected option lives	5 years	2.8 years	2.8 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.2%	3.4%	2.0%
Expected stock price volatility	60%	145%	110%

During the year ended December 31, 2006, the Company recognized $628,157 (2005 - $424,490; 2004 - $183,770) of compensation cost in stock-based compensation expense.

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

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not Applicable

B. Warrants and Rights

Year ended December 31, 2006
(All figures in Canadian dollars)

For the fiscal year ended December 31, 2006 the Company initiated the following private placements and issued warrants as part of these private placements.

On June 2, 2006, the Company issued 1,000,000 units at $0.74 per unit for gross proceeds of $740,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on June 2, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after August 1, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $554,731 and $185,269 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued as a commission 71,000 units consisting of one common share of the Company and one nontransferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement. The common share purchase warrants included in these units were assigned a fair value of $24,424 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $4,200 in connection with this offering.

On January 3, 2006, the Company issued 800,000 units at $0.74 per unit for gross proceeds of $592,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on January 3, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after March 4, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $412,471 and $179,529 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 70,135 units with terms similar to those units issued under the non-brokered private placement as a commission. The common share purchase warrants included in these units were assigned a fair value of $42,432 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $5,400 in connection with this offering.

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

On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 308,159 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

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

Year ended December 31, 2004
(All figures in Canadian dollars)

During the year ending December 31, 2004, the Company initiated the following private placements and issued warrants as part of these private placements.

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

Warrant activity since December 31, 2004 is presented below:

	Number	Purchase Price
	of Shares	Per Share

Outstanding, December 31, 2004	2,763,616	$0.15 - 0.35
Issued	5,661,533	0.30 - 1.10
Exercised	(3,328,866)	0.15 - 0.80

Outstanding, December 31, 2005	5,096,283	0.80 - 1.10
Issued	3,300,000	0.74 - 1.10
Exercised	(240,192)	0.80 - 0.90
Expired	(4,108,785)	0.15 - 0.80

Outstanding, December 31, 2006	4,047,306	$0.80 - 1.10

Warrants outstanding at December 31, 2006 expire between January 2, 2007 to July 18, 2011.

Agent Unit Options

Year ended December 31, 2006
(All figures in Canadian dollars)

During the year ended December 31, 2005, the Company issued 508,159 agent unit options that may be exercised to purchase 508,159 units in connection with the financings described in notes 6(b)(iii) and (iv).

Agent unit option activity since December 31, 2004 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, December 31, 2004	-	-
Granted	508,159	$0.65 - 0.74
Exercised	(32,184)	0.65

Outstanding, December 31, 2005	475,975	0.65 - 0.74
Exercised	(377,064)	0.65 - 0.74
Expired	(22,500)	0.74

Outstanding, December 31, 2006	76,411	$0.65

Agent unit options outstanding at December 31, 2006 expire on March 2, 2007.

Agent Warrants

Year ended December 31, 2006
(All figures in Canadian dollars)

Agent warrant activity since December 31, 2004 is presented below:

	Number of Shares	Purchase Price per Share

Outstanding, December 31, 2004	-	-
Granted	377,711	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	372,461	0.80 - 1.10
Granted	472,497	0.80 - 1.10
Exercised	(108,241)	0.80 - 1.10
Expired	(556,875)	1.10

Outstanding, December 31, 2006	179,842	$0.80 - 1.10

Agent warrants outstanding at December 31, 2006 expire between January 2, 2007 and June 2, 2007.

C. Other Securities

Not applicable

D. American Depositary Shares

Not applicable

PART II

Not Applicable

PART III

Item 17 and 18. Financial Statements

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of
Rodinia Minerals Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Rodinia Minerals Inc. (An Exploration Stage Company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for the year ended December 31, 2004 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in its report dated March 4, 2005.

/s/ MANNING ELLIOTT LLP

Chartered Accountants

Vancouver, British Columbia

March 7, 2007

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these financial statements. Our report to the shareholders dated March 7, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ MANNING ELLIOTT LLP

Chartered Accountants

Vancouver, British Columbia

March 7, 2007

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006 AND 2005
(Expressed in Canadian Dollars)

	2006	2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,477,778	$4,575,966
Receivables	44,433	42,969
Prepaid expenses and deposits	49,048	2,340

	4,571,259	4,621,275
PROPERTY AND EQUIPMENT (Note 3)	16,745	13,513
MINERAL PROPERTIES (Note 4)	4,429,244	1,067,208
LOANS RECEIVABLE (Note 5)	517,320	12,064
ADVANCE ROYALTY PAYMENTS (Note 4(a))	59,812	30,282
RECLAMATION BOND	19,889	19,889
DEPOSITS	7,289	-

	$9,621,558	$5,764,231

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$41,917	$72,026
Due to related parties (Note 11(c))	1,625	11,090

	43,542	83,116

SHAREHOLDERS' EQUITY

SHARE SUBSCRIPTIONS	-	592,000
SHARE CAPITAL (Note 6)	21,976,833	17,743,495
CONTRIBUTED SURPLUS (Note 7)	2,811,417	1,447,118
DEFICIT	(15,210,234)	(14,101,498)

	9,578,016	5,681,115

	$9,621,558	$5,764,231

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 14)

See accompanying notes to the consolidated financial statements

Approved on Behalf of the Board of Directors:

“Donald Morrison”	“Donald Mosher”
Donald Morrison, Director	Donald Mosher, Director

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

	2006	2005	2004

REVENUES	$-	$-	$-

EXPENSES
Accounting and legal	102,105	122,479	65,051
Amortization	4,870	5,079	-
Finder’s fee	-	-	14,025
General exploration expenses	13,116	-	-
Management and consulting fees (Note 11(a))	270,703	132,180	50,123
Office and rent (Note 11(b))	42,935	25,490	12,317
Stock-based compensation (Note 8)	628,157	424,490	183,770
Transfer agent and regulatory fees	43,094	74,277	22,880
Travel and promotion	178,473	68,532	15,403

	1,283,453	852,527	363,569

LOSS FOR THE YEAR BEFORE OTHER ITEMS	(1,283,453)	(852,527)	(363,569)

OTHER ITEMS
Interest income	170,880	55,613	1,035
Interest expense	-	(25,978)	-
Foreign exchange loss	3,837	(7,219)	-

	174,717	22,415	1,035

NET LOSS FOR THE YEAR	(1,108,736)	(830,112)	(362,534)

DEFICIT, BEGINNING OF YEAR	(14,101,498)	(13,271,386)	(12,908,852)

DEFICIT, END OF YEAR	$(15,210,234)	$(14,101,498)	$(13,271,386)

LOSS PER SHARE (Note 10)
Basic and diluted	$(0.06)	$(0.08)	$(0.08)

See accompanying notes to the consolidated financial statements

RODINIA MINERALS INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

	2006	2005	2004

CASH FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(1,108,736)	$(830,112)	$(362,534)
Items not involving cash and cash equivalents:
Amortization	4,870	5,079	-
Shares issued for interest and services	-	39,058	-
Stock-based compensation	628,157	424,490	183,770

	(475,709)	(361,485)	(178,764)
Changes in operating assets and liabilities:
Receivables	(1,464)	(40,125)	(2,538)
Prepaid expenses and deposits	(46,708)	7,660	(10,000)
Increase in reclamation bond	-	(19,889)	-
Deposits	(7,289)	-	-
Advance royalty payments	(59,812)	(30,282)	-
Accounts payable and accrued liabilities	(30,109)	(67,194)	97,605

	(621,091)	(511,315)	(93,697)

FINANCING ACTIVITIES
Proceeds from common shares issued, net of share issue costs and share subscriptions	971,194	5,138,281	386,000
Proceeds from issuance of convertible debt	-	-	151,800
Proceeds from warrants issued	364,798	-	-
Repayment of debt	-	-	(675)
Increase (decrease) in due to related parties	(9,465)	11,090	-
Proceeds from share subscriptions	-	592,000	-

	1,326,527	5,741,371	537,125

INVESTING ACTIVITIES
Purchase of property and equipment	(8,102)	(18,592)	-
Increase in loan receivable	(517,320)	(12,064)	-
Mineral property expenditures capitalized during the year	(278,202)	(692,927)	(374,281)

	(803,624)	(723,583)	(374,281)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(98,188)	4,506,473	69,147

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,575,966	69,493	346

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,477,778	$4,575,966	$69,493

SUPPLEMENTARY CASH FLOW INFORMATION

Cash received:
Interest	$-	$18,869	$-
Income taxes	-	-	-

Cash paid for:
Interest	-	945	1,035
Income taxes	-	-	-

Non-cash investing and financing activities:
Shares issued to settle convertible debt	-	158,083	-
Shares issued for Workman Creek mineral property	2,150,000	-	-
Warrants issued for Workman Creek mineral property	754,737	-	-
Shares issued as finder’s fee for Workman Creek mineral property	136,751	-	-

See accompanying notes to the consolidated financial statements

RODINIA MINERALS INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Rodinia Minerals Inc. (the “Company”) is incorporated under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties domiciled in the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

As at December 31, 2006, the Company had working capital of $4,527,717 and an accumulated deficit of $15,210,234. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These financial statements have been prepared in conformity with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly-owned American subsidiary, Donnybrook Platinum Resources Inc. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the useful lives of property and equipment, the utilization of future income tax assets, the valuation of asset retirement obligations, the measurement of stock-based compensation and disclosures of contingent liabilities. Actual results may ultimately differ from those estimates.

(c)	Cash Equivalents

Cash equivalents include securities that on acquisition have an term to maturity of three months or less, or may be redeemed during this period. These investments are highly liquid marketable securities and deposits, which are recorded at the lower of cost and market value.

(d)	Mineral Properties

Mineral property acquisition, exploration and development costs for identified projects are capitalized. General property investigation and exploration costs are expensed as incurred. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable in accordance with CICA 3063, “Impairment of Long-Lived Assets” and AcG-11, “Enterprises in the Development Stage”. Capitalized mineral property costs will be depleted upon the commencement of commercial production using the unit of production basis.

(e)	Property and Equipment

Property and equipment is initially recorded at cost. Amortization is subsequently provided using the declining balance basis at the following annual rates:

Furniture and fixtures   30%
Office equipment           20%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Long-lived Assets

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

(g)	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, the Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(h)	Translation of Foreign Currencies and Foreign Subsidiaries

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

(i)	Stock-based Compensation

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

(j)	Income Taxes

The Company follows the asset and liability method for determining income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the carrying amounts for financial statement purposes and the tax basis for certain assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be settled. The tax effects of changes in these temporary differences are recognized in income in the period in which they occur.

(k)	Loss per Share

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

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Comparative Figures

Certain figures presented for comparative purposes have been reclassified to conform to the presentation adopted for the current year.

3. PROPERTY AND EQUIPMENT

			2006	2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Furniture and equipment	$16,345	$7,350	$8,995	$9,525
Office equipment	10,349	2,599	7,750	3,988

	$26,694	$9,949	$16,745	$13,513

4. MINERAL PROPERTIES

2006	Workman Creek	Mormon Lake
	Arizona	Arizona	Total

Mineral properties, beginning of year	$878,944	$188,264	$1,067,208

Cost incurred during the year:
Acquisition costs	3,091,487	-	3,091,487
Assaying	3,995	-	3,995
Claims	19,742	20,874	40,616
Consulting	147,443	-	147,443
Field equipment and supplies	8,760	-	8,760
Field work, labour and supplies	27,322	-	27,322
General and administration	29,112	-	29,112
Legal	34,850	2,176	37,026
Property deposit	(16,379)	-	(16,379)
Recoveries	(25,900)	-	(25,900)
Reports and Maps	12,019	-	12,019
Site visits	3,285	3,250	6,535

	3,335,736	26,300	3,362,036

Mineral properties, end of year	$4,214,680	$214,564	$4,429,244

4. MINERAL PROPERTIES (continued)

2005	Workman Creek	Mormon Lake
	Arizona	Arizona	Total

Mineral properties, beginning of year	$374,281	$-	$374,281

Cost incurred during the year:
Acquisition costs	85,000	-	85,000
Property deposit	29,467	-	29,467
Assaying	8,447	-	8,447
Consulting	168,607	-	168,607
Claims maintenance	29,644	91,306	120,950
Field equipment and supplies	44,727	-	44,727
Field work, labour and supplies	67,437	-	67,437
General and administration	60,761	-	60,761
Legal	-	4,345	4,345
Site visits	10,573	-	10,573
Staking programs	-	92,613	92,613

	504,663	188,264	692,927

Mineral properties, end of year	$878,944	$188,264	$1,067,208

(a)	Workman Creek, Arizona, United States

On October 26, 2004, the Company entered into a Letter of Intent (“LOI”) with Cooper Minerals, Inc. (“Cooper”) with the intention to enter into a formal option agreement which will provide for the acquisition by the Company, through its wholly-owned subsidiary Donnybrook Platinum Resources Inc. (“Donnybrook”), of a 100% interest in the Workman Creek Uranium Deposit Project (“Workman Creek”) located in Arizona, United States.

Under the LOI, prior to December 31, 2005, the Company paid to Cooper, $85,000 cash and advanced funds necessary to carry out the first phase of an exploration program. During the year ended December 31, 2006, the Company paid $50,000 cash and issued 2,500,000 common shares of the Company valued at $2,150,000 to Cooper. The Company also issued to third parties 1,500,000 warrants valued at $754,737, computed using the Black-Scholes option-pricing model, and paid a finders’ fee of 227,917 common shares valued at $136,750, based on the market value of the Company’s shares at the date of the LOI. The warrants have an exercise price of $0.74 and expire on July 18, 2011.

To acquire the interest, an aggregate of US$2,000,000 in expenditures in connection with maintaining, exploring, developing or equipping any one or more of the mineral claims for commercial production must be incurred as follows:

1.	on or before the second anniversary of the date of the LOI, October 26, 2006, not less than an aggregate US$850,000;

2.	on or before the third anniversary of the date of the LOI, October 26, 2007, not less than an aggregate US$1,400,000; and

3.	on or before the fourth anniversary of the date of the LOI, October 26, 2008, not less than an aggregate US$2,000,000.

As at December 31, 2006, the Company had satisfied its expenditure commitments.

Under the LOI, the Company has the responsibility to assume all of Cooper’s obligations under its underlying agreement with a third party regarding the mineral claims, including the obligation to make advance royalty payments as described in Note 13. During the year ended December 31, 2006, the Company advanced US$25,000 (2005 - US$25,000) in royalty payments.

4. MINERAL PROPERTIES (continued)

(a) Workman Creek, Arizona, United States (continued)

The interest in Workman Creek is subject to a 3% net smelter revenue royalty (“NSR”). During the year ended December 31, 2006, the Company entered into an agreement in which it granted UraniumCore Company (“UraniumCore”) an option to earn, subject to a 3% NSR, a 75% interest in certain Workman Creek mineral claims by paying the Company US$50,000 cash, issuing 4,000,000 common shares of UraniumCore to the Company and expending US$2,000,000 in exploration activities over a four year period. In connection with this transaction the Company paid a finder’s fee of $30,000. The Company also committed 79,545 common shares of the Company as a finder’s fee, issuable upon the Company’s receipt of the 4,000,000 common shares of UraniumCore. As at December 31, 2006, UraniumCore has paid the Company US$50,000.

(b)	Mormon Lake, Arizona, United States

On November 2, 2005, the Company entered into an agreement with Patriot Power Corp. (“Patriot Power”), a company with a director in common, pursuant to which Patriot Power can earn an option (the “Rodinia Option”) to acquire from the Company a 60% interest in 312 unpatented lode mining claims located in Arizona (the “Rodinia Claims”).

Patriot Power will earn the option to acquire a 60% interest in the Rodinia Claims upon exercising an option (the “Patriot Power Option”) to acquire a 100% interest in 21 unpatented lode mining claims located in Arizona (the “Patriot Power Claims”) from a third party. The Patriot Power Claims are subject to royalties totalling 3%. Upon exercise of the Rodinia Option, Patriot Power is to grant, as consideration to the Company, a 40% interest in the Patriot Power Claims.

The terms of the agreement provide that all operations following the exercise of the Rodinia Option are to be conducted on a joint venture basis between the Company and Patriot Power. The Rodinia Option expires should the Patriot Power Option expire or be cancelled. During the year ended December 31, 2006, the Company advanced US$450,000 to third parties on behalf of Patriot Power under the terms described in note 5.

(c)	Lucky Boy, Arizona, United States

On March 17, 2005, Golden Patriot, Corp. (“Golden Patriot”) granted the Company the option (the “Rodinia Option”) to acquire, upon the payment of US$1, up to an undivided 40% interest in Golden Patriot’s interest in the Lucky Boy mineral property in Arizona. The mineral property consists of 14 lode claims on BLM land and 80 acres of State land held by exploration permit for a total of 320 acres. Golden Patriot has an option to acquire up to a 100% interest in the Lucky Boy mineral property from Handley Minerals Inc. (the “Golden Patriot Option”). The Rodinia Option is exercisable as follows:

(iv)
At any time after an aggregate of US$500,000 has been spent by Golden Patriot in exploration and development activities on the Lucky Boy mineral property and has thereby exercised its right to acquire, pursuant to the terms of the Golden Patriot Option, a 60% interest in the property, subject to a 3% royalty (the “Royalty”);

(v)
At any time after each additional US$100,000 has been spent by Golden Patriot on exploration and development activities on the Lucky Boy mineral property and Golden Patriot has thereby exercised its right to acquire additional 8% interests in the property, subject to the Royalty;

(vi)
Until the option expiry date, being the day that is thirty days after the date the Company receives notice in writing that an aggregate of US$1,000,000 has been spent on the Lucky Boy mineral property and that Golden Patriot has thereby exercised its right to acquire in aggregate, a 100% interest in the property, subject to the Royalty.

Golden Patriot has agreed not to sell, transfer, assign, grant an option on or otherwise dispose of its interest in the Lucky Boy mineral property in such a manner as to impair the Company’s right to acquire its interest in the property.

5. LOANS RECEIVABLE

During the year ended December 31, 2006, the Company advanced US$450,000 to third parties on behalf of Patriot Power as described in Note 4(b). The advances are non-interest bearing, unsecured and have no fixed terms of repayment.

6. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value

(b) Issued and Outstanding

	Number of Shares	Amount

Balance, December 31, 2004	5,541,995	$13,179,357

Issued during the year:

For cash:
Private placements, net of share issue costs (Notes (iii) and (iv))	6,108,785	3,432,635
Exercise of stock options	43,360	12,090
Exercise of warrants	3,328,866	842,065
Exercise of agent unit options	32,184	20,920
Exercise of agent warrants	5,250	4,200

Transfers from contributed surplus:
Exercise of stock options	-	12,257
Exercise of agent unit options	-	42,396
Exercise of agent warrants	-	6,717

For services - finders’ fees	498,277	14,025

For interest	17,857	18,750

For conversion of debt (Note (v))	506,000	158,083

Balance, December 31, 2005	16,082,574	17,743,495

Issued during the year:

For cash:
Private placements, net of share issue costs (Notes (i) and (ii))	1,800,000	720,128
Exercise of stock options	93,000	55,800
Exercise of warrants	240,192	192,153
Exercise of agent unit options	377,064	270,801
Exercise of agent warrants	108,241	86,838

Transfers from contributed surplus:
Exercise of stock options	-	63,240
Exercise of agent unit options	-	248,526
Exercise of agent warrants	-	138,484

For services - finders’ fees	141,135	170,618

For property - Workman Creek	2,727,917	2,286,750

Balance, December 31, 2006	21,570,123	$21,976,833

6. SHARE CAPITAL (continued)

(b) Issued and Outstanding (continued)

(i)
On June 2, 2006, the Company issued 1,000,000 units at $0.74 per unit for gross proceeds of $740,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on June 2, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after August 1, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $554,731 and $185,269 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued as a commission 71,000 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the non-brokered private placement. The common share purchase warrants included in these units were assigned a fair value of $24,424 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $4,200 in connection with this offering.

(ii)
On January 3, 2006, the Company issued 800,000 units at $0.74 per unit for gross proceeds of $592,000 under a non-brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.10 per share expiring on January 3, 2007. In the event that the Company’s shares close trading on the TSX at a price of $1.50 or more for a period of at least 30 consecutive trading days after March 4, 2006, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. Values of $412,471 and $179,529 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 70,135 units with terms similar to those units issued under the non-brokered private placement as a commission. The common share purchase warrants included in these units were assigned a fair value of $42,432 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $5,400 in connection with this offering.

(iii)
On March 2, 2005, the Company issued 2,000,000 units at $0.65 per unit for gross proceeds of $1,300,000 under a brokered private placement. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $0.80 per share expiring on March 2, 2006 increasing to $0.90 per share expiring on March 2, 2007. In connection with the private placement, the Company issued as a commission 150,000 units and as a corporate finance fee 30,000 units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The common share purchase warrants included in these units were assigned fair values of $95,955 and $19,191, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 200,000 options to acquire units consisting of one common share of the Company and one-half of one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $391,400 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $13,615 in connection with this offering.

6. SHARE CAPITAL (continued)

(b) Issued and Outstanding (continued)

(iv)
On October 30, 2005, the Company issued 4,108,785 units at $0.74 per unit for gross proceeds of $3,040,501 under a brokered private placement. Each unit consisted of one common share of the Company and one transferable common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $1.10 per share expiring on October 30, 2006. In the event that the Company’s shares close trading on the TSX at a price of $1.50 per share or more for a period of at least 30 consecutive trading days after December 29, 2005, the Company will have the right to reduce the exercise period of the warrants to 30 days, after such period. In connection with the private placement, the Company issued as a commission 246,527 units and as a corporate finance fee 25,000 units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. The agent warrants included in these units were assigned fair values of $77,237 and $7,833, respectively, computed using the Black-Scholes option-pricing model. The Company also issued as a commission 308,159 options to acquire units consisting of one common share of the Company and one non-transferable common share purchase warrant with terms similar to those units issued under the brokered private placement. These agent options were assigned a fair value of $234,755 computed using the Black-Scholes option-pricing model. The Company incurred other share issue costs of $14,702 in connection with this offering.

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

(c) Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. Under the plan, the board of directors has the discretion to issue the equivalent of up to 10% of the issued and outstanding shares of the Company from time to time. Stock options are generally exercisable for a term of up to five years from the date of grant.

Stock option activity since December 31, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2004	541,360	0.49
Granted	1,250,000	0.78
Exercised	(43,360)	0.28

Outstanding, December 31, 2005	1,748,000	0.70
Granted	400,000	0.75
Exercised	(93,000)	0.60
Expired	(120,000)	0.92

Outstanding, December 31, 2006	1,935,000	0.70

The following number of stock options were exercisable at the end of the year:

Number of Shares

December 31, 2004	541,360
December 31, 2005	918,000
December 31, 2006	1,935,000

Stock options outstanding at December 31, 2006 will expire between March 20, 2007 and December 1, 2011.

6. SHARE CAPITAL (continued)

(d)	Warrants

Warrant activity since December 31, 2004 is presented below:

	Number	Purchase Price
	of Shares	Per Share

Outstanding, December 31, 2004	2,763,616	$0.15 - 0.35
Issued	5,661,533	0.30 - 1.10
Exercised	(3,328,866)	0.15 - 0.80

Outstanding, December 31, 2005	5,096,283	0.80 - 1.10
Issued	3,300,000	0.74 - 1.10
Exercised	(240,192)	0.80 - 0.90
Expired	(4,108,785)	0.15 - 0.80

Outstanding, December 31, 2006	4,047,306	$0.80 - 1.10

Warrants outstanding at December 31, 2006 expire between January 2, 2007 and July 18, 2011.

(e)	Agent Unit Options

During the year ended December 31, 2005, the Company issued 508,159 agent unit options that may be exercised to purchase 508,159 units in connection with the financings described in notes 6(b)(iii) and (iv). Agent unit option activity since December 31, 2004 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, December 31, 2004	-	-
Granted	508,159	$0.65 - 0.74
Exercised	(32,184)	0.65

Outstanding, December 31, 2005	475,975	0.65 - 0.74
Exercised	(377,064)	0.65 - 0.74
Expired	(22,500)	0.74

Outstanding, December 31, 2006	76,411	$0.65

Agent unit options outstanding at December 31, 2006 expire on March 2, 2007.

(f) Agent Warrants

Agent warrant activity since December 31, 2004 is presented below:

	Number of Shares	Purchase Price per Share

Outstanding, December 31, 2004	-	-
Granted	377,711	$0.80 - 1.10
Exercised	(5,250)	0.80

Outstanding, December 31, 2005	372,461	0.80 - 1.10
Granted	472,497	0.80 - 1.10
Exercised	(108,241)	0.80 - 1.10
Expired	(556,875)	1.10

Outstanding, December 31, 2006	179,842	$0.80 - 1.10

Agent warrants outstanding at December 31, 2006 expire between January 2, 2007 and June 2, 2007.

7. CONTRIBUTED SURPLUS

	2006	2005

Balance, beginning of year	$1,447,118	$257,627
Stock-based compensation (Note 8)	628,157	424,490
Warrants issued in private placements for cash (Notes 6(b)(i) and (ii))	364,798	-
Warrants issued for Workman Creek mineral property (Note 4(a))	754,737	-
Fair value of warrants and agent unit options issued for services (Note 6(b))	66,857	826,371
Transferred to share capital upon exercise of stock options	(63,240)	(12,257)
Transferred to share capital upon exercise of agent unit options	(248,526)	(42,396)
Transferred to share capital upon exercise of agent warrants	(138,484)	(6,717)

Balance, end of year	$2,811,417	$1,447,118

8. STOCK-BASED COMPENSATION

During the year ended December 31, 2006, the Company granted 400,000 (2005 - 1,250,000; 2004 - 388,000) stock options to directors and consultants of the Company. The weighted average fair value of each stock option granted during the year ended December 31, 2006 was $0.41 (2005 - $0.68; 2004 - $0.50) using the Black-Scholes option-pricing model on the date of grant using the following assumptions:

	2006	2005	2004

Expected option lives	5 years	2.8 years	2.8 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.2%	3.4%	2.0%
Expected stock price volatility	60%	145%	110%

During the year ended December 31, 2006, the Company recognized $628,157 (2005 - $424,490; 2004 - $183,770) of compensation cost in stock-based compensation expense.

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

(a)	The significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets:
Non-capital tax losses carried forward	$443,000	$333,500
Capital losses carried forward	94,500	94,500
Share issue costs	68,000	25,000
Property and equipment	1,000	1,000
Canadian exploration expenses	377,500	377,500
Canadian development expenses	426,000	426,000

Total gross future income tax assets	1,410,000	1,257,500
Valuation allowance	(1,152,000)	(1,257,500)

Future income tax assets offset to liabilities	258,000	-
Future income tax liabilities:
Foreign exploration and development expenses	(258,000)	-

Net future income tax assets	$-	$-

9. INCOME TAXES (continued)

(b)	As at December 31, 2006, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $1,299,000 expiring as follows:

2007	$248,500
2008	83,000
2009	72,000
2014	103,000
2015	337,500
2026	455,000

10. LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 19,323,000 (2005 - 10,337,000; 2004 - 4,663,000). Outstanding stock options, warrants, agent unit options and agent warrants have not been considered in the computation of diluted loss per share, as the result is anti-dilutive.

11. RELATED PARTY TRANSACTIONS AND BALANCES

(a)
During the year ended December 31, 2006, management and consulting fees of $140,000 (2005 - $105,500; 2004 - $41,500) were paid to directors of the Company and a company controlled by a director of the Company.

(b)
During the year ended December 31, 2006, office and rent expense of $nil (2005 - $5,000; 2004 - $10,000) was paid to a director of the Company in connection with the provision of office premises to the Company.

(c)
As at December 31, 2006, an amount of $1,625 (2005 - $11,090; 2004 - $nil) due to directors of the Company and a company controlled by a director of the Company for expenses incurred on the Company’s behalf is recorded in due to related parties. The amount is unsecured, non-interest bearing and repayable on demand.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

12. FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, receivables, deposits, reclamation deposit, loans receivable, accounts payable and accrued liabilities and due to a related parties. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments.

(b)	Concentrations of Business Risk

The Company maintains all of its cash and cash equivalents with a major Canadian financial institution. Deposits held with this institution may exceed the amount of insurance provided on such deposits. Loans receivable subjects the Company to concentrations of credit risk. The Company performs on-going credit evaluations of its debtor’s financial condition.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

13. COMMITMENTS

(a)	Operating Leases

The Company has entered into operating lease commitments for premises and office equipment as follows:

2007	$115,118
2008	115,118
2009	115,118
2010	115,118
2011	38,373

(b)	Advance Royalty Payments

The Company is responsible for making advance royalty payments as follows pursuant to its agreement with Cooper as disclosed in Note 4(a):

2007	$	US25,000
2008		50,000
2009		50,000
2010		75,000
2011		75,000

Commencing in 2012, the Company is responsible for making payments of US$100,000 per annum.

14. SUBSEQUENT EVENTS

(b)	From January 1, 2007 to March 7, 2007, the Company issued 1,077,094 common shares upon the exercise of stock options, warrants, agent options and agent warrants for proceeds of $962,759.

(c)	On March 7, 2007, the Company granted 300,000 stock options to directors, officers and consultants of the Company with an exercise price of $1.00 expiring March 7, 2012.

(d)
On March 7, 2007, the Company modified 297,500 stock options issued to directors, officers and consultants extending their expiry date from March 21, 2007 to March 7, 2010 and increasing their exercise price from $0.92 to $1.00.

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(e)	Net Loss

	2006	2005	2004

Net loss under Canadian GAAP	$(1,108,736)	$(830,112)	$(362,534)
Deduct:
Capitalized expenditures on unproven mineral properties	(3,362,036)	(692,927)	(374,281)

Loss and comprehensive loss under US GAAP	$(4,470,772)	$(1,523,039)	$(736,815)

Loss per share under US GAAP - basic and diluted	$(0.23)	$(0.15)	$(0.16)

15. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(a) Net Loss (continued)

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

(b) Mineral Properties

	2006	2005

Mineral properties under Canadian GAAP	$(4,429,244)	$(1,067,208)
Deduct:
Capitalized expenditures on unproven mineral properties (Note 15(a))	(4,429,244)	(1,067,208)

Mineral properties under US GAAP	$-	$-

(c) Deficit

	2006	2005	2004

Deficit under Canadian GAAP	$(15,210,234)	$(14,101,498)	$(13,271,386)
Deduct:
Capitalized expenditures on unproven mineral properties (Note 15(a))	(4,429,244)	(1,067,208)	(374,281)

Deficit under US GAAP	$(19,639,478)	$(15,168,706)	$(13,645,667)

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

Rodinia Minerals, Inc. (Registrant)

Date: July 17, 2007	By:	/s/ Don Morrison
Don Morrison. President and CEO

Item 19. Exhibits

Exhibit 1.	3.0/3.1 Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibit 7.	Consolidated Financial Statements U.S. GAAP December 31, 2006, 2005 and 2004
Exhibit 8.	23.1 Consent of Manning Elliott LLP Chartered Accountants March 07, 2007

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005