Form 20-F/A
period 2007-07-18
Rodinia Minerals Inc.
filed 2007-08-07
CIK 1331123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment no. 1

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. xx

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).:

Yes ___   No XX

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

Rodinia Minerals, Inc. (Registrant)

Date: August 7, 2007	By:	/s/ Don Morrison
Don Morrison. President and CEO

Item 19. Exhibits

Exhibit 1.	3.0/3.1 Articles of Incorporation*
Exhibit 2.	Property Report*
Exhibit 3.	Stock Option Plan*
Exhibit 4.	Cooper Minerals Agreement*
Exhibit 5.	Lucky Boy Agreement*
Exhibit 6.	Letter of Intent between Rodinia Minerals Inc. and Cooper Minerals, Inc.*
Exhibit 7.	Consolidated Financial Statements U.S. GAAP December 31, 2006, 2005 and 2004
Exhibit 8.	23.1 Consent of Manning Elliott LLP Chartered Accountants March 07, 2007

*  Incorporated by reference to form 20-F filed with the commission on June 28, 2005